As filed with the Securities and Exchange Commission on June 8, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INFINERA CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3661	77-0560433
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

140 Caspian Court

Sunnyvale, CA 94089

(408) 572-5200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James L. Laufman

Infinera Corporation

140 Caspian Court

Sunnyvale, CA 94089

(408) 572-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq.

Tony Jeffries, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions of the Offer (as defined below) described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.001 par value	13,037,699	N/A	$272,421,339	$31,656

(1)	Represents the maximum number of shares of the registrant’s common stock expected to be issued in connection with the transactions described herein to holders of the securities of Transmode, upon the closing of the Offer described herein.
(2)	Pursuant to Rule 457(c) and Rule 457(f) under the Securities Act, and solely for the purpose of calculating the registration fee, the market value of the securities to be received was calculated as the product of (i) 27,709,236 shares of Transmode AB, a public corporation organized under the laws of Sweden, and (ii) the average of the high and low sale prices of Transmode shares as reported on Nasdaq Stockholm on June 3, 2015 (SEK 110.75) (equivalent to $13.17 based on the June 3, 2015 applicable exchange rate from Sveriges Riksbank of SEK 8.4118/$), minus $92,399,257, the estimated maximum aggregate amount of cash to be paid by Infinera Corporation in the Offer described herein.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) under the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Infinera may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to exchange these securities, and is not soliciting an offer to exchange these securities, in any jurisdiction where the exchange is not permitted.

Subject to Completion, Dated June 8, 2015

PRELIMINARY PROSPECTUS

On behalf of the board of directors of Infinera Corporation (“Infinera”), Infinera is pleased to deliver this Prospectus relating to the proposed combination of Transmode AB, a public company organized under the laws of Sweden (“Transmode”), with Infinera. Infinera is making a public offer to the shareholders of Transmode to tender all their shares in Transmode to Infinera (the “Offer”). The total Offer consideration consists of a mixture of cash and shares of Infinera’s common stock (“Infinera Shares”), with each Transmode share valued at SEK 107.05. With respect to approximately 73.80 percent of the shares of Transmode tendered by each shareholder, Infinera is offering approximately 0.6376 shares of Infinera common stock per Transmode share (the “Share Consideration”); and with respect to the remaining approximately 26.20 percent of the shares of Transmode tendered by such shareholder, Infinera is offering SEK 107.05 in cash per Transmode share (the “Cash Consideration”). Infinera is conducting the Offer to acquire Transmode as a wholly owned subsidiary of Infinera.

Infinera Shares are traded on the NASDAQ Global Select Market under the symbol “INFN.” On June 5, 2015, the closing price of Infinera’s common stock as reported on the NASDAQ Global Select Market was $21.40 per share.

Infinera has issued a press release that states the terms and conditions of the Offer. Infinera’s obligation to pay the Cash Consideration for and to exchange shares of its common stock for shares of Transmode, is subject to the conditions listed herein under “Terms of the Offer—Conditions to the Offer.” This prospectus provides information about Infinera and Transmode and the Offer that Transmode shareholders should know when they decide whether or not to tender their shares in the Offer.

Please read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 17 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Notice to U.S. Investors: This Offer is made for the securities of a foreign company. The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws because Transmode is located in a foreign country and, some or all of its officers or directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company or its affiliates to subject themselves to a U.S. court’s judgment.

The Offer is governed by and construed in accordance with the laws of Sweden. The Swedish Financial Instruments Trading Act (SFS 1991:980), the Swedish Act on Public Takeovers on the Stock Market (SFS 2006:451) and Nasdaq Stockholm Rules Regarding Takeover Offers (the “Takeover Rules”), as well as the Swedish Securities Council’s rulings regarding interpretation and application of the Takeover Rules, apply to the Offer.

The date of this prospectus is [                    ], 2015

In addition to this prospectus, a Swedish offer document is being filed for approval and registration with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) pursuant to the provisions of Chapter 2 of the Swedish Act on Public Takeovers on the Stock Market and Chapter 2 a of the Swedish Financial Instruments Trading Act. The Swedish offer document will be filed with the Securities and Exchange Commission once it has been filed in final form with the Swedish Financial Supervisory Authority.

You should rely only on the information contained in this prospectus, including the documents incorporated by reference. Infinera has not authorized anyone to provide you with any different information. Infinera is offering to exchange Transmode shares for shares of Infinera common stock only in jurisdictions where the Offer is permitted. The information contained in this prospectus is accurate only as of the date of such document, and the information contained in any document incorporated herein by reference is accurate only as of the date of such document incorporated by reference. Infinera’s business, financial condition, liquidity, results of operations, and prospects may have changed since those dates.

This prospectus incorporates important business and financial information about Infinera that is not included or delivered with this prospectus. This information is available without charge to security holders upon written or oral request. Requests for copies should be directed to Infinera Corporation, 140 Caspian Court, Sunnyvale, CA 94089, Attention: Corporate Secretary, Telephone: (408) 572-5200. To obtain timely delivery, security holders must request the information no later than five business days before [                    ], 2015, the date they must make their investment decision. These filings are also made available, free of charge, on Infinera’s website at www.infinera.com. The information contained in, and that can be accessed through, Infinera’s website is not incorporated into and does not form a part of this prospectus.

Trademarks

This prospectus contains the trademarks of Infinera and Transmode, which, to Infinera’s knowledge, are the property of Infinera and Transmode, respectively. Solely for convenience, the trademarks of Infinera and Transmode referred to in this prospectus may be listed without the ® and ™ symbols.

i

SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider. For a more complete understanding of the Offer, you should carefully read the entire prospectus, including the section entitled “Risk Factors” and the financial data and other documents incorporated by reference in this prospectus, and the Swedish offer document that has been filed for approval and registration with the Swedish Financial Supervisory Authority (“SFSA”).

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Infinera,” refer to Infinera Corporation (or its subsidiaries when applicable). All references to “Transmode” refer to Transmode AB (or its subsidiaries when applicable).

References in this prospectus to “USD” or to “$” are to United States dollars. References in this prospectus to “SEK” are to Swedish kronor.

The Companies

Infinera

Infinera Corporation (NASDAQ: INFN) is a U.S. corporation incorporated in the State of Delaware, USA. Infinera Shares are traded on the NASDAQ Global Select Market. Infinera was incorporated in December 2000, and is headquartered in Sunnyvale, California, USA. Infinera’s principal executive offices are located at 140 Caspian Court, Sunnyvale, CA 94089, USA.

Infinera provides optical transport networking equipment, software and services to Tier 1 and Tier 2 telecommunications service providers, Internet content providers, cable operators, wholesale and enterprise carriers, research and education institutions, and government entities (collectively, “Service Providers”) across the globe. Infinera’s technologies and platforms enable Service Providers to automate, converge and scale their metro, long-haul and subsea optical networks. As of December 27, 2014, Infinera had 1,495 employees. A total of 567 of those employees were located outside of the United States. Total revenue was USD 668.1 million in 2014 and USD 544.1 million in 2013. Infinera’s market capitalization as of May 29, 2015 was approximately USD 2,707 million.

Additional information concerning Infinera is included in Infinera’s reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference into this prospectus. See the section entitled “Where You Can Find More Information” on page 105.

Transmode

Transmode is a global provider of packet-optical networking solutions that enable fixed line and mobile network operators to cost effectively address the capacity needs created by the rapid growth in video and data traffic. These solutions are important building blocks in next-generation high-speed optical networks that support services such as broadband backhaul, mobile data backhaul, video delivery services and cloud computing. Transmode’s solutions are designed to increase the capacity, flexibility and functionality of metro and regional networks and are based on Wavelength Division Multiplexing (“WDM”) and transport technologies such as Ethernet. Transmode’s Native Packet Optical 2.0 architecture gives customers key advantages such as cost efficient Ethernet services, ultra-low latency, low power consumption and future proof network design.

Transmode is headquartered in Stockholm, Sweden and is listed on Nasdaq Stockholm, Mid Cap (TRMO). Since 2000, Transmode has installed more than 50,000 systems for over 650 fixed and mobile network operators, service providers, large enterprises and public institutions in over 50 countries across the globe.

The principal executive offices of Transmode are located at Fredsborgsgatan 24, SE-117 43 Stockholm, Sweden. Its telephone number is +46 8 410 88 000 and its website address is www.transmode.com. The information contained in, and that can be accessed through, its website is not incorporated into and does not form a part of this prospectus.

SUMMARY OF THE OFFER

The following summary contains the principal terms of the Offer and is not intended to be complete. It does not contain all of the information that is important to you. For a more detailed description of the Offer, please refer to the section entitled “Terms of the Offer” in this prospectus.

Infinera is offering each shareholder of Transmode, a company organized under the laws of Sweden:

•	with respect to approximately 73.80 percent of the Transmode shares tendered by each shareholder: approximately 0.6376 Infinera Shares per Transmode share; and

•	with respect to the remaining approximately 26.20 percent of the Transmode shares tendered by each shareholder: SEK 107.05 in cash per Transmode share.

Accordingly, for every 10 Transmode shares tendered, each Transmode shareholder will receive SEK 280.50 in cash and approximately 4.705 Infinera Shares.

The Infinera Shares being offered per Transmode share would be equivalent to a value of approximately SEK 107.05 per Transmode share (based on the closing price of $19.43 for Infinera’s common stock on April 8, 2015, the last trading day prior to announcement of the Offer and a SEK/USD mid exchange rate of 8.6414 published by the Swedish Central Bank (Sw. Riksbanken) on April 8, 2015).

Upon expiration of the acceptance period in the Offer, assuming the satisfaction or waiver of the conditions to the completion of the Offer, Infinera will publicly announce the outcome of the Offer and will promptly begin settlement. The acceptance period will commence on [                    ], 2015, and expires at 5:00 PM, Central European Summer Time (11:00 AM, Eastern Time) on [                    ], 2015, unless Infinera exercises its right to extend the acceptance period. If Infinera becomes the owner of more than 90 percent of the shares of Transmode, Infinera intends to initiate a compulsory acquisition procedure with respect to the remaining shares in Transmode under Swedish law so that Infinera may acquire any securities that remain outstanding after the completion of the Offer.

Conditions to the Offer	The Offer is subject to a number of conditions described in more detail later in this prospectus under the heading “Terms of the Offer—Conditions to the Offer.”

Material U.S. Federal Income Tax Considerations	For a discussion of the material federal income tax considerations relating to the Offer, see “Certain Material U.S. Federal Income Tax Considerations.”

Certain Tax Considerations in Sweden	For a discussion of the material Swedish tax considerations relating to the Offer, see “Certain Tax Considerations in Sweden.”

Anticipated Accounting Treatment	The acquisition of Transmode shares acquired in the Offer will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the U.S. (“U.S. GAAP”), which means that Transmode’s results of operations will be consolidated with Infinera’s from the date of the closing of the Offer and their respective assets and liabilities, including identified intangible assets, will be recorded at their then fair values at the same time with the excess purchase price allocated to goodwill.

Regulatory Approvals	No filing under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”), or under Swedish or European Union law, is required in connection with the Offer. However, the Antitrust Division of the Department of Labor and the Federal Trade Commission, which regulate the HSR Act, may challenge the Offer on antitrust grounds notwithstanding the fact that no filings were required. Additionally, at any time before or after the completion of the Offer, any U.S. state could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons, including non-U.S. governmental authorities, could take action under antitrust or competition laws, including seeking to enjoin the Offer. Infinera cannot assure you that a challenge to the Offer will not be made, or that, if a challenge is made, that Infinera will prevail. Infinera does not believe any other regulatory filings are required in connection with the Offer that would materially affect Infinera’s ability to complete the Offer or affect the post-closing operations of the combined business.

Appraisal Rights	Infinera stockholders are not entitled to any rights to seek appraisal of their shares or to exercise any preemptive rights in connection with the issuance of shares of Infinera Shares in connection with the Offer. Under Swedish law and Transmode’s articles of association, Transmode shareholders are not entitled to any rights to seek appraisal of their Transmode shares in connection with the Offer, though certain related rights exist in connection with the compulsory acquisition proceedings described under “Terms of the Offer—Special Considerations.”

Ownership of Directors and Officers	At the close of business on April 30, 2015, directors and executive officers of Transmode and their affiliates beneficially owned and were entitled to vote approximately 35.3 percent of the 27,778,676 Transmode shares outstanding on that date. Neither a vote of Infinera stockholders nor a vote of Transmode shareholders is required to approve the Offer.

Undertaking to accept the Offer and lock-up undertaking	In connection with the Offer, Pod Investment AB (“Pod”), which as of May 29, 2015 holds approximately 33.2 percent of the total number of shares and votes in Transmode, entered into an irrevocable undertaking agreement with Infinera, pursuant to which Pod has agreed to accept the Offer, subject to certain conditions (the “Irrevocable Undertaking”).

In addition, Pod entered into a holding agreement with Infinera (the “Lock-Up Agreement”), pursuant to which Pod is restricted for a certain period from transferring the Infinera Shares it receives pursuant to the Offer.

SELECTED HISTORICAL FINANCIAL DATA OF INFINERA

The following table sets forth the selected historical financial data for the five years ended December 27, 2014, which has been derived from the audited consolidated financial statements of Infinera. The selected historical financial data for the three month periods ended March 28, 2015 and March 29, 2014 are derived from Infinera’s unaudited financial statements as of such dates and for those periods. The historical financial and operating information may not be indicative of Infinera’s future performance. You should read the following summary selected historical consolidated financial data in conjunction with the consolidated financial statements of Infinera and the notes thereto and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included as part of Infinera’s Annual Report on Form 10-K for the fiscal year ended December 27, 2014 and Quarterly Report on Form 10-Q for the quarter ended March 28, 2015, which are incorporated by reference into this prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page 105.

Consolidated Statements of Operations

	Q1 Ended		Years Ended
	March 28, 2015 (Unaudited)	March 29, 2014 (Unaudited)	December 27, 2014	December 28, 2013	December 29, 2012	December 31, 2011	December 25, 2010
	(In thousands, except per share data)
Revenue:
Product	$160,843	$124,242	$572,276	$465,424	$380,035	$352,644	$407,733
Services	26,019	18,573	95,803	78,698	58,402	52,233	46,619

Total revenue	186,862	142,815	668,079	544,122	438,437	404,877	454,352
Cost of revenue:
Cost of product	89,506	78,438	340,856	295,715	259,437	220,806	228,400
Cost of services	9,244	5,971	38,919	29,768	21,431	18,580	19,945
Restructuring and other costs (credit) related to cost of revenue	—	—	—	—	—	—	(182)

Total cost of revenue	98,750	84,409	379,775	325,483	280,868	239,386	248,163
Gross profit	88,112	58,406	288,304	218,639	157,569	165,491	206,189
Operating expenses:
Research and development	39,257	29,346	133,484	124,794	117,233	127,120	118,518
Sales and marketing	21,042	17,862	79,026	72,778	75,862	64,773	58,103
General and administrative	12,656	12,254	48,452	45,253	47,475	54,375	58,098
Restructuring and other costs (credit)	—	—	—	—	—	(129)	159

Total operating expenses	72,955	59,462	260,962	242,825	240,570	246,139	234,878
Income (loss) from operations	15,157	(1,056)	27,342	(24,186)	(83,001)	(80,648)	(28,689)
Other income (expense), net:
Interest income	414	336	1,456	923	911	1,014	1,390
Interest expense	(2,890)	(2,677)	(11,021)	(6,061)	—	—	—
Other gain (loss), net	301	(729)	(1,365)	(1,141)	(1,050)	(419)	(316)

Total other income (expense), net	(2,175)	(3,070)	(10,930)	(6,279)	(139)	595	1,074
Income (loss) before income taxes	12,982	(4,126)	16,412	(30,465)	(83,140)	(80,053)	(27,615)
Provision for income taxes	616	248	2,753	1,654	2,190	1,691	317

Net income (loss)	$12,366	$(4,374)	$13,659	$(32,119)	$(85,330)	$(81,744)	$(27,932)

Net income (loss) per common share:
Basic	$0.10	$(0.04)	$0.11	$(0.27)	$(0.77)	$(0.78)	$(0.28)
Diluted	$0.09	$(0.04)	$0.11	$(0.27)	$(0.77)	$(0.78)	$(0.28)
Weighted average shares used in computing net income (loss) per common share:
Basic	127,840	121,352	123,672	117,425	110,739	105,432	99,380
Diluted	137,304	121,352	128,565	117,425	110,739	105,432	99,380

Consolidated Balance Sheets

	March 28, 2015 (Unaudited)	March 29, 2014 (Unaudited)	December 27, 2014	December 28, 2013	December 29, 2012	December 31, 2011	December 25, 2010
	(In thousands, except par values)
ASSETS
Current assets:
Cash and cash equivalents	$118,623	$85,249	$86,495	$124,330	$104,666	$94,458	$113,649
Short-term investments	215,080	226,705	239,628	172,660	76,146	101,296	168,013
Accounts receivable, net	131,224	107,405	154,596	100,643	107,039	80,616	75,931
Inventory	157,195	126,465	146,500	123,685	127,809	88,996	81,893
Prepaid expenses and other current assets	23,112	20,537	24,636	17,752	13,837	17,865	22,109

Total current assets	645,234	566,361	651,855	539,070	429,497	383,231	461,595
Property, plant and equipment, net	82,661	78,801	81,566	79,668	80,343	76,753	51,740
Long-term investments	69,835	32,756	59,233	64,419	2,874	54,315	9,953
Cost-method investment	14,500	9,000	14,500	9,000	9,000	9,000	4,500
Long-term restricted cash	5,108	4,392	5,460	3,904	3,868	3,047	2,235
Other non-current assets	5,692	5,776	5,402	4,865	2,588	5,358	21,502

Total assets	$823,030	$697,086	$818,016	$700,926	$528,170	$531,704	$551,525

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$50,183	$37,843	$61,533	$39,843	$61,428	$48,838	$35,658
Accrued expenses	28,061	20,244	26,441	22,431	26,288	23,188	31,672
Accrued compensation and related benefits	24,406	21,377	38,795	33,899	22,325	18,966	25,098
Accrued warranty	11,453	14,351	12,241	12,374	7,262	5,692	5,696
Deferred revenue	36,757	31,496	35,321	32,402	26,744	22,781	21,958

Total current liabilities	150,860	125,311	174,331	140,949	144,047	119,465	120,082
Long-term debt, net	118,951	111,024	116,894	109,164	—	—	—
Accrued warranty, non-current	14,086	12,034	14,799	10,534	9,220	7,173	5,726
Deferred revenue, non-current	12,119	4,886	10,758	4,888	3,210	3,410	4,633
Other long-term liabilities	19,179	17,563	19,327	17,581	15,557	13,853	10,335
Stockholders’ equity:
Preferred stock, $0.001 par value
Authorized shares—25,000	—	—	—	—	—	—	—
Common stock, $0.001 par value
Authorized shares—500,000	129	123	126	120	112	107	102
Additional paid-in capital	1,090,676	1,038,216	1,077,225	1,025,661	930,618	876,927	817,200
Accumulated other comprehensive loss	(4,510)	(3,212)	(4,618)	(3,486)	(2,228)	(2,195)	(1,261)
Accumulated deficit	(578,460)	(608,859)	(590,826)	(604,485)	(572,366)	(487,036)	(405,292)
Total stockholders’ equity	507,835	426,268	481,907	417,810	356,136	387,803	410,749

Total liabilities and stockholders’ equity	$823,030	$697,086	$818,016	$700,926	$528,170	$531,704	$551,525

SELECTED HISTORICAL FINANCIAL DATA OF TRANSMODE

The following table sets forth summary selected historical consolidated financial data of Transmode, which should be read in conjunction with the consolidated financial statements of Transmode and the notes thereto and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Transmode” included in this prospectus. The selected balance sheet data as of December 31, 2014, 2013 and 2012 and the selected income statement data for each of the years in the three-year period ended December 31, 2014 have been derived from the audited consolidated financial statements and related notes set forth on pages F-2 to F-46. The selected historical consolidated financial data as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are derived from Transmode’s unaudited consolidated financial statements and related notes as of such dates set forth on pages F-47 to F-54. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which differ in certain material respects from U.S. GAAP.

The selected balance sheet data as of December 31, 2011 and 2010 and the selected income statement data for each of the years in the two-year period ended December 31, 2011 have been derived from audited consolidated financial statements and related notes not included in this prospectus. These audited consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU. These reports are available on Transmode’s website at www.transmode.com.

The information below is not necessarily indicative of Transmode’s future performance.

Consolidated Income Statement

	Q1		January - December
	2015 (Unaudited)	2014 (Unaudited)	2014	2013	2012	2011	2010
	(In SEK millions, except per share data)
Sales of goods	269.5	212.9	857.2	964.7	961.7	872.5	662.1
Sale of services	19.8	18.4	72.8	64.4	49.2	44.4	37.2

Total sales	289.3	231.3	930.0	1,029.1	1,010.9	916.9	699.3

Cost goods and services provided	-137.6	-117.7	-458.8	-507.6	-512.1	-454.0	-340.7

Gross profit	151.7	113.6	471.2	521.5	498.8	462.9	358.6

Other income	1.1	0.3	0.1	0.9	1.3	2.2	4.2
Research and development costs	-46.2	-36.4	-157.8	-155.6	-130.5	-115.8	-92.1
Selling expenses	-48.8	-46.0	-199.1	-179.7	-166.0	-148.9	-130.9
Administrative expenses	-10.7	-9.8	-38.8	-35.0	-32.9	-32.0	-25.9
Other operating expenses	—	-0.2	-5.0	-3.6	0.0	-19.3	-6.3

Operating profit	47.1	21.5	70.6	148.5	170.7	149.1	107.6

Financial income	1.3	2.5	7.1	6.5	6.6	5.9	-0.3
Financial expenses	-0.4	-0.5	-0.3	0.5	-0.4	-0.2	-0.4

Net financial income/expenses	0.9	2.0	6.8	7.0	6.2	5.7	-0.7

Taxes	-10.2	-4.9	-15.9	-32.2	-37.7	-38.5	-25.5

Profit for the period/year	37.8	18.6	61.5	123.3	139.2	116.3	81.4

	Q1		January - December
	2015 (Unaudited)	2014 (Unaudited)	2014	2013	2012	2011	2010
	(In SEK millions, except per share data)
Attributable to:
Equity holders of the parent company	37.8	18.6	61.5	123.3	139.2	116.3	81.4

Average no. of shares before dilution (‘000):	27,709	27,728	27,714	27,782	27,724	26,000	75,598
Basic earnings per share (SEK)	1.36	0.67	2.22	4.44	5.02	4.47	0.868
Average no. of shares after dilution (‘000):	27,709	27,728	27,714	27,782	27,789	27,338	444,049
Diluted earnings per share (SEK)	1.36	0.67	2.22	4.44	5.01	4.26	0.148

Dividends declared per share:(1)
SEK	—	—	1.95	6.50	1.80	1.50	0.22
USD	—	—	0.22	0.98	0.27	0.22	0.03

(1)	The dividends declared presented in USD are based on exchange rates as quoted by Sveriges Riksbank and have been converted using a rate of SEK/USD 8.7482, 6.6051, 6.5607, 6.7246 and 6.3000 for the dividends declared in 2014, 2013 and 2012, 2011 and 2010, respectively.

Consolidated Balance Sheet

	Q1		January - December
	2015 (Unaudited)	2014 (Unaudited)	2014	2013	2012	2011	2010
	(In SEK millions)
ASSETS
Fixed assets
Intangible assets
Goodwill	88.4	88.4	88.4	88.4	88.4	88.4	88.4
Licenses	6.4	4.1	4.9	4.4	—	—	—
Capitalized development expenses	127.8	100.1	125.1	87.8	64.2	39.7	29.1
Technology	—	4.7	1.2	5.9	10.6	15.3	20.0

	222.6	197.3	219.6	186.5	163.2	143.4	137.5
Tangible assets
Leasehold improvements	1.4	1.6	1.2	1.8	2.2	2.3	—
Machinery and equipment	26.4	21.8	25.6	23.1	19.9	16.9	6.1

	27.8	23.4	26.8	24.9	22.1	19.2	6.1
Financial assets
Deferred tax asset	3.4	2.2	3.4	2.2	1.2	0.8	29.8
Other financial assets	5.9	5.4	5.9	5.3	2.6	1.2	1.2

	9.3	7.6	9.3	7.5	3.8	2.0	31.0

Total non-current assets	259.7	228.3	255.7	218.9	189.1	164.6	174.6

Current assets
Inventories	102.1	93.8	89.0	85.9	99.4	97.8	75.5
Accounts receivable	191.2	204.6	168.6	184.7	150.4	166.4	93.1
Other current receivables	15.2	9.3	21.8	20.5	27.4	25.6	16.2
Prepaid expenses and accrued income	21.2	16.9	15.8	13.3	8.1	6.7	5.7
Cash and cash equivalents	319.5	410.1	294.8	431.5	376.8	293.8	206.0

Total current assets	649.2	734.7	590.0	735.9	662.1	590.3	396.5

TOTAL ASSETS	908.9	963.0	845.7	954.8	851.2	754.9	571.1

	Q1		January - December
	2015 (Unaudited)	2014 (Unaudited)	2014	2013	2012	2011	2010
	(In SEK millions)
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent company
Share capital	5.6	5.6	5.6	5.6	5.6	5.5	4.9
Other contributed capital	537.0	646.0	537.0	646.0	646.0	642.5	619.9
Translation difference	0.9	-0.9	0.2	-0.9	-0.9	-0.8	-0.7
Accumulated profit or loss	78.5	67.5	40.2	51.7	-17.9	-115.4	-201.9

Total equity	622.0	718.2	583.0	702.4	632.8	531.8	422.2

Long-term liabilities
Pension commitments	—	—	—	—	—	—	0.8
Other provisions	5.4	5.0	5.1	4.9	4.4	4.2	0.1
Deferred tax liability	41.1	36.4	40.7	33.9	27.9	4.0	5.3

Total long-term liabilities	46.5	41.4	45.8	38.8	32.3	8.2	6.2

Current liabilities
Accounts payable	126.6	103.0	96.9	103.0	93.0	110.2	70.7
Tax liability	10.0	—	5.2	2.9	0.5	11.2	1.9
Provisions	10.6	14.5	11.6	16.6	21.2	11.4	12.1
Other current liabilities	13.2	17.4	25.3	20.1	11.4	13.7	11.8
Accrued expenses and deferred income	80.0	68.5	77.9	71.0	60.0	68.4	46.2

Total current liabilities	240.4	203.4	216.9	213.6	186.1	214.9	142.7

TOTAL EQUITY AND LIABILITIES	908.9	963.0	845.7	954.8	851.2	754.9	571.1

Exchange Rate Information

The following table shows, for the periods indicated, information concerning the exchange rate between SEK and USD. The information in the following table is expressed in SEK per USD and is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The high and low rates for the monthly periods presented in these tables were calculated by taking the high and low of the exchange rates for each month during the previous six months. The average rates for the five most recent financial years and subsequent interim periods for which financial statements are presented were calculated by taking the simple average of the exchange rates on the last day of each month during the relevant period.

On June 5, 2015, the exchange rate was SEK 8.2873 per $1.00. These translations should not be construed as a representation that the SEK amounts actually represent, or could be converted into, USD at the rates indicated.

	Average Rate	High	Low
Recent Monthly Data
May 2015	8.3350	8.5245	8.2085
April 2015	8.6321	8.8180	8.3052
March 2015	8.5366	8.7505	8.2612
February 2015	8.3497	8.4193	8.2265
January 2015	8.0994	8.2732	7.8245
December 2014	7.6289	7.8245	7.4119

Interim Data (Three months ended)
March 28, 2015	8.3007	8.7505	7.7395
March 29, 2014	6.4618	6.5631	6.3394

Annual Data (Fiscal year ended)
December 27, 2014	6.8415	7.8081	6.3394
December 28, 2013	6.5131	6.8171	6.2880
December 29, 2012	6.7736	7.2655	6.5018
December 31, 2011	6.4944	7.0054	5.9968
December 25, 2010	7.2115	8.0593	6.5145

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The unaudited pro forma condensed combined statements of operations (pro forma statements of operations) combine the historical statements of operations of Infinera and Transmode for the quarters ended March 28, 2015 and March 31, 2015, respectively, and the year ended December 27, 2014 and December 31, 2014, respectively, and gives pro forma effect to the combination as if it had been completed as of December 29, 2013. The unaudited pro forma condensed combined balance sheet (pro forma balance sheet) combines the historical balance sheets of Infinera and Transmode as of March 28, 2015 and March 31, 2015, respectively, and gives pro forma effect to the combination as if it had been completed as of March 28, 2015.

The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of results of operations and financial position that would have been achieved had the entities been combined on the dates indicated during the periods presented, or the future consolidated results of operations or financial position of the combination of Infinera and Transmode if the Offer is completed (the “Combined Company”). Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 17. The following selected unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this prospectus beginning on page 73.

	Three Months Ended March 28, 2015	Year Ended December 27, 2014
	(In thousands, except per share data)
Pro Forma Condensed Combined Statements of Operation Data:
Revenue	$221,302	$802,646
Gross profit	$102,948	$343,711
Net income	$13,677	$4,738
Net income per share:
Basic	$0.10	$0.03
Diluted	$0.09	$0.03
Weighted average number of common shares:
Basic	140,878	136,710
Diluted	150,342	141,603

As of March 28, 2015
(In thousands)
Pro Forma Condensed Combined Balance Sheet Data:
Total cash and cash equivalents, investments and restricted cash	$341,062
Cost-method investment	$14,500
Total assets	$1,154,454
Long-term debt, net	$118,951
Common stock and additional paid-in capital	$1,368,247
Stockholders’ equity	$782,006

COMPARATIVE PER SHARE DATA (UNAUDITED)

The following table sets forth certain historical and unaudited pro forma combined and pro forma equivalent financial information. The unaudited pro forma combined and pro forma equivalent basic and diluted net income per share data assumes that the Offer was completed at the beginning of the respective periods.

The unaudited pro forma combined and pro forma equivalent basic and diluted net income per share data for the 2014 fiscal year was prepared based on the audited financial statements for Infinera and Transmode for the year ended December 27, 2014 and December 31, 2014, respectively.

The unaudited pro forma combined and pro forma equivalent basic and diluted net income per share data for the first quarter of fiscal year 2015 was prepared based on the unaudited condensed financial statements for Infinera and Transmode for the quarters ended March 28, 2015 and March 31, 2015, respectively. The pro forma combined and pro forma equivalent net book value per share data for the first quarter of fiscal year 2015 was prepared based on the unaudited balance sheets of Infinera and Transmode as of March 28, 2015 and March 31, 2015, respectively.

The information below should be read in conjunction with the audited financial statements of Infinera and Transmode referenced above and the accompanying notes to such financial statements, all of which are incorporated by reference and/or included in this prospectus. See the section entitled “Where You Can Find Additional Information” beginning on page 105. You are urged to also read the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 73.

	Infinera Historical	Transmode Historical(1)	Unaudited Pro Forma Combined(2)	Unaudited Pro Forma Transmode Equivalent(3)
Per share information for the first quarter of fiscal year 2015:
Net income per share:
Basic	$0.10	$0.16	$0.10	$0.05
Diluted	$0.09	$0.16	$0.09	$0.04
Book value per share(4)	$3.93	$2.61	$5.55	$2.61
Cash dividends	$—	$—	$—	$—
Per share information for the 2014 fiscal year:
Basic and diluted net income per share:
Basic	$0.11	$0.32	$0.03	$—
Diluted	$0.11	$0.32	$0.03	$—
Book value per share(4)	$3.82	$2.70	N/A	N/A
Cash dividends	$—	$0.28	$—	$—

(1)	Transmode historical net income per share amounts are based on IFRS and are translated from SEK into USD at the exchange rate of 8.32 per USD for the first quarter of fiscal year 2015 and 6.86 for the 2014 fiscal year. Transmode historical book value per share is translated at 8.60. Transmode’s historical financial information is based on the exchange rates as quoted by OANDA Corporation.
(2)	Pro forma combined basic and diluted net income per share is computed by dividing pro forma combined net income by the weighted average pro forma number of shares outstanding during the periods presented. Pro forma combined book value per share is computed by dividing pro forma book value by the weighted average pro forma number of shares outstanding during the periods presented.
(3)	Transmode pro forma equivalent amounts are calculated by multiplying pro forma combined per share amounts by the exchange ratio of 0.4705.
(4)	Book value per share is computed by dividing total stockholders’ equity by the number of shares of common stock outstanding.

MARKET PRICES

Infinera Shares are traded on the NASDAQ Global Select Market under the symbol “INFN.” Transmode’s shares are traded on Nasdaq Stockholm under the symbol “TRMO.”

The following table presents closing sale price for Infinera Shares and Transmode shares on April 8, 2015, the last trading day before the public announcement of the Offer and June 5, 2015, the latest practicable trading day before the date of this prospectus. This table also presents the equivalent value of the Share Consideration per share of Transmode shares on April 8, 2015 and June 5, 2015 as determined by multiplying the closing sale price per share of Infinera’s common stock on those dates by the exchange ratio of 0.6376 and converted to SEK.

Although the exchange ratio is fixed, the market prices of Infinera Shares and Transmode shares will fluctuate before the Offer is completed. The market value of the consideration ultimately received by Transmode shareholders will depend on the closing price of Infinera Shares on the day such shareholders receive their shares of the Combined Company.

	Infinera Common Stock	Transmode Shares	Equivalent Per Share of Transmode Shares
April 8, 2015	$19.43	SEK 96.5	SEK 107.05
June 5, 2015	$21.40	SEK 111.5	SEK 113.08

As of May 29, 2015, Infinera had 106 holders of record of its common stock. The actual number of stockholders is greater than this number of holders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

The following table presents the high and low prices for Infinera Shares as reported on the NASDAQ Global Select Market for each quarter in the two most recent years.

Infinera Common Stock

	High	Low
Fiscal Year Ending December 26, 2015
Second Quarter (through June 5, 2015)	$21.52	$17.58
First Quarter	$19.70	$13.00

Fiscal Year Ended December 27, 2014
Fourth Quarter	$15.74	$9.15
Third Quarter	$11.84	$8.32
Second Quarter	$9.65	$7.89
First Quarter	$10.14	$6.96

Fiscal Year Ended December 28, 2013
Fourth Quarter	$11.91	$8.59
Third Quarter	$12.16	$9.24
Second Quarter	$11.65	$6.06
First Quarter	$7.75	$5.66

Infinera has not paid any cash dividends on its common stock and does not intend to pay any cash dividends on common stock in the near future.

The following table presents the high and low prices for Transmode shares for the five most recent financial years, for each quarter of the two most recent financial years and the subsequent period and the most recent six months.

Transmode Shares

	High	Low
Most Recent Six Months Ended March 31, 2015
March	SEK 93.25	SEK 83.25
February	SEK 92.00	SEK 69.50
January	SEK 76.50	SEK 68.50
December	SEK 74.50	SEK 63.75
November	SEK 72.00	SEK 54.00
October	SEK 64.50	SEK 52.25

Fiscal Year Ending December 31, 2015
Second Quarter (through June 5, 2015)	SEK 114.50	SEK 90.00
First Quarter	SEK 93.25	SEK 68.50

Fiscal Year Ended December 31, 2014	SEK 115.75	SEK 52.25
Fourth Quarter	SEK 74.50	SEK 52.25
Third Quarter	SEK 80.00	SEK 57.00
Second Quarter	SEK 110.75	SEK 74.00
First Quarter	SEK 115.75	SEK 93.75

Fiscal Year Ended December 31, 2013	SEK 121.75	SEK 69.00
Fourth Quarter	SEK 121.75	SEK 98.75
Third Quarter	SEK 106.50	SEK 79.00
Second Quarter	SEK 84.75	SEK 69.00
First Quarter	SEK 84.75	SEK 72.25

Fiscal Year Ended December 31, 2012	SEK 87.00	SEK 60.00
Fourth Quarter	SEK 77.75	SEK 63.25
Third Quarter	SEK 84.25	SEK 70.50
Second Quarter	SEK 87.00	SEK 73.00
First Quarter	SEK 79.25	SEK 60.00

Fiscal Year Ended December 31, 2011	SEK 65.00	SEK 31.00
Fourth Quarter	SEK 65.00	SEK 45.00
Third Quarter	SEK 54.00	SEK 31.00
Second Quarter	SEK 55.00	SEK 49.00

Transmode shares have been listed on Nasdaq Stockholm since May 27, 2011.

Transmode’s target has been to propose a yearly dividend, which over time is between 25 and 50 percent of Transmode’s profit for the year for the preceding financial year. Based on Transmode’s financial performance during fiscal years 2014, 2013 and 2012, Transmode declared dividends in the total amount of SEK 1.95 per share, SEK 6.50 per share and SEK 1.80 per share, which amounts were paid in April 2015, April 2014 and April 2013, respectively.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference herein constitute forward-looking statements. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, these statements can be identified by the use of forward-looking terminology such as “expects,” “intends,” “target,” “projects,” “contemplates,” “plans,” “seeks,” “estimates,” “could,” “should,” “feels,” “believes,” “will,” “would,” “may,” “can,” “anticipates,” “potential” and similar expressions or the negative of these terms. Such forward-looking statements are subject to risks and uncertainties that may cause the actual results, performance or achievements of Infinera, or industry results, to be materially different from those expressed or implied by such forward-looking statements.

Important factors that could cause Infinera’s actual results to differ include, but are not limited to, the following:

•	the risk that Transmode shareholders fail to tender more than 90 percent of Transmode’s outstanding shares, that any of the other closing conditions are not satisfied, and that the transaction may not close;

•	the price of, market for, and the potential market price volatility of Infinera’s common stock, including as a result of the Offer and the related accounting treatment of the Offer;

•	the ability of Infinera and Transmode to integrate operations and retain key personnel and the related challenges, including any delays in integration resulting from Swedish compulsory acquisition procedures;

•	the risk that disruption caused by the Combined Company would make it difficult to maintain certain strategic relationships or would result in cancellation of material agreements;

•	Infinera’s ability to achieve the anticipated strategic benefits of its proposed combination with Transmode, including the ability of the Combined Company to innovate and provide a superior product;

•	the risk that litigation with respect to either company or the transactions contemplated by the Offer could arise;

•	the impact of the acquisition on Infinera’s financial results, including as a result of the accounting treatment of the transaction;

•	the sufficiency of Infinera’s cash and cash equivalents to meet its liquidity needs following the completion of the Offer, whether caused by unanticipated increases in capital expenditures or otherwise;

•	the increased risk associated with a potential secondary listing on Nasdaq Stockholm and with an additional securities depository, should Infinera move forward and apply for such secondary listing;

•	Infinera’s ability to timely process and report the Combined Company’s financial results;

•	expenses associated with the Offer;

•	conditions to, and the timetable for, completing the Offer;

•	Infinera’s ability to manage a more international and widespread organization;

•	Infinera’s plans with respect to payment of future dividends; and

•	other risk factors discussed in the section entitled “Risk Factors” and in Infinera’s filings with the SEC, including its Quarterly Report on Form 10-Q for the quarter ended March 28, 2015, as such risks may be updated or supplemented in Infinera’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Any or all of the forward-looking statements in this prospectus may turn out to be inaccurate. These forward-looking statements may be affected by inaccurate assumptions or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions identified under the heading “Risk Factors” in this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

Infinera assumes no obligation to update any such forward-looking statements, except as specifically required by law. Infinera cautions readers not to place considerable reliance on the forward-looking statements contained in this prospectus.

RISK FACTORS

In addition to the other information included or incorporated by reference in this prospectus, including the matters addressed in the section entitled “Note Regarding Forward-Looking Statements” beginning on page 15, you should carefully consider the following risks. In addition, you should read and consider the risks associated with Infinera because the risks will also affect the Combined Company. These risks can be found in the Quarterly Report on Form 10-Q for the quarter ended March 28, 2015, as such risks may be updated or supplemented in Infinera’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this prospectus. You should also read and consider the other information in this prospectus and the other documents incorporated by reference in this prospectus. See the section entitled “Where You Can Find More Information” beginning on page 105.

Risks Related to the Offer

Uncertainty regarding the completion of the Offer may have a negative impact on the market price of the Infinera Shares and/or Transmode’s shares.

Infinera has established certain conditions for completion of the Offer, including the condition that holders of over 90 percent of the shares of Transmode accept the Offer. Since the fulfillment of these conditions is beyond Infinera’s control, there are no guarantees for when the Offer will be completed, or that it will be completed at all. The uncertainty that may occur on the market due to such conditions may negatively affect the market price of the shares in Infinera and/or Transmode.

Both Infinera and Transmode risk negative consequences if the Offer is not completed. For example, the share prices of one or both companies may fall if the Offer is not completed. A portion of the costs associated with the Offer must be paid regardless of whether the Offer is completed, which could harm Infinera’s and Transmode’s respective business, financial condition and results of operations.

The exchange ratios are fixed and will not be adjusted for fluctuations in Infinera’s stock price or fluctuations in currency rates.

Each Transmode shareholder will be entitled to receive a fixed ratio of approximately 0.6376 Infinera Shares per Transmode share in exchange for approximately 73.80 percent of the Transmode shares tendered by such shareholder, together with a fixed amount of SEK 107.05 in cash (subject to adjustment for dividends, if any, paid by Transmode prior to the settlement of the Offer) per Transmode share in exchange for approximately 26.20 percent of the Transmode shares tendered by such shareholder.

Because the market price of the Infinera Shares will fluctuate, Transmode shareholders cannot be sure of the total value, at the time of settlement of the Offer, of the Infinera Shares that are issued as consideration in the Offer, which may decrease. There will be no adjustment to the Offer consideration for changes in the market price of Infinera Shares. Accordingly, the U.S. dollar value of the Infinera Shares that Transmode shareholders will receive upon settlement of the Offer will depend upon the market value of Infinera Shares at the time of settlement of the Offer, which may be lower or higher than USD 19.43, the closing price of Infinera Shares on April 8, 2015, the last day of trading prior to the announcement of the Offer. Fluctuations in the exchange rate between the USD and SEK may further affect the value in SEK of the Infinera Shares, which are issued as consideration in the Offer, at the time of settlement of the Offer as compared to the value in Swedish kronor of the Infinera Shares on the last trading day prior to announcement of the Offer. There will be no adjustment to the Offer consideration based on fluctuations in currency rates.

In order to mitigate its risk associated with currency rate fluctuations, Infinera has entered into a foreign currency exchange forward contract that will result in exchange rate risk for Infinera if the Offer is not completed.

Because any cash paid to holders of Transmode shares in connection with the Offer will be paid in Swedish kronor, Infinera has entered into a foreign currency exchange forward contract to mitigate the impact of fluctuations in the exchange rate between the U.S. dollar and Swedish kronor. Under this agreement, Infinera has agreed to purchase a fixed amount of Swedish kronor at a specified price (the “Fixed Price”) and a specified time. If the Offer (i) is not completed, (ii) is completed at a lower acceptance level than 100 percent of the outstanding shares in Transmode or (iii) consideration is reduced due to a dividend or other distributions by Transmode to its shareholders, Infinera will still be obligated to purchase Swedish kronor in the quantity, at the price and at the time set forth in such forward contract. If the market value of the Swedish kronor at the time of purchase is less than the Fixed Price, Infinera may be unable to dispose of the Swedish kronor at the price it paid and may suffer a significant financial loss, which may harm Infinera’s business, financial condition and results of operations.

The market price of Infinera Shares may decline due to increased selling pressure as a result of the Offer.

In connection with the Offer, Infinera could issue approximately 13.0 million shares to Transmode shareholders if all Transmode shareholders elect to tender their shares in the Offer. Other than the shares subject to selling restrictions pursuant to an irrevocable undertaking signed by Pod, the new Infinera Shares to be issued as consideration in the Offer will be freely tradable upon consummation of the Offer. The acquisition of Infinera Shares by Transmode shareholders who may not have the ability or wish to hold shares in a U.S. company, may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Infinera Shares.

Infinera may not be able to successfully integrate its business with the business of Transmode, and may not be able to achieve the anticipated strategic benefits of the proposed combination.

If the Offer is completed, Transmode’s business will become a part of Infinera’s business. This may be a complex, costly and time-consuming process, as it will require the integration of the operations, technology and personnel of two companies based in a number of different countries that currently operate independently. Infinera’s management may face challenges integrating operations as substantial and geographically diverse as those of Transmode, which has installed systems for over 650 customers in more than 50 countries across the globe. The integration process will require substantial management time and attention, which may divert attention and resources from other important areas, including Infinera’s existing business. Additional unanticipated costs may be incurred in the course of integrating the respective businesses of Infinera and Transmode. In connection with the preparation of the Offer, Infinera conducted a limited confirmatory due diligence review of certain business, financial and legal information relating to Transmode, in accordance with applicable Swedish rules. Infinera’s plans for the integration, its assessment of the costs related thereto and the anticipated strategic benefits of the combination is consequently based on a due diligence review that was more limited in scope compared to what would be customary in connection with an acquisition of a non-listed entity. As a result thereof, and as a result of the aforementioned challenges, as well as other challenges and factors that may be unknown to Infinera, Infinera may not successfully integrate its operations with those of Transmode in a timely manner, or at all. In addition, Infinera may not be able to fully realize the anticipated strategic benefits of the combination, which include the ability to achieve revenue synergies, increased negotiating leverage with third-party suppliers as a result of higher volumes, and, to a lesser extent, certain operating expense synergies expected from avoiding duplicative costs. The failure to successfully integrate the two businesses’ operations, including retention of key employees, could impact the Combined Company’s ability to realize the full benefits of the proposed acquisition of Transmode by Infinera (the “Transaction”). If the Combined Company is not able to achieve the anticipated strategic benefits of the combination, it could adversely affect the Combined Company’s business, financial condition and results of operations, and could adversely affect the market price of Infinera Shares if the integration or the anticipated financial and strategic benefits of the acquisition are not realized as rapidly or to the extent anticipated by stock market analysts or investors.

U.S. authorities and others may challenge the Offer on antitrust grounds and take action under antitrust or competition laws, including seeking to enjoin the Offer.

It is Infinera’s assessment that no filing under the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”), or under Swedish or European Union law, is required in connection with the Offer. However, the Antitrust

Division of the Department of Labor and the Federal Trade Commission, which regulate the HSR Act, may challenge the Offer on antitrust grounds notwithstanding the fact that no preliminary filings were required. Additionally, at any time before or after the completion of the Offer, any U.S. state could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons, including non-U.S. governmental authorities, could take action under antitrust or competition laws, including seeking to enjoin the Offer. There is no guarantee that a challenge to the Offer will not be made, or that, if a challenge is made, Infinera will prevail.

Each of Infinera’s and Transmode’s business relationships, including customer relationships, may be subject to disruption due to uncertainty associated with the Offer.

In response to the Offer, customers, vendors, licensors, and other third parties with whom Infinera or Transmode do business or otherwise have relationships may experience uncertainty associated with the Offer, and this uncertainty could materially affect their decisions with respect to existing or future business relationships with Infinera or Transmode while the Transaction is pending or with Infinera after the Offer is completed. These business relationships may be subject to disruption as customers and others may elect to delay or defer purchase decisions or switch to other suppliers due to perceived uncertainty about the direction of Infinera’s offerings, or any general perceptions by customers or other third parties that impute operational or business challenges to Infinera arising from the Offer. In addition, customers or other third parties may attempt to negotiate changes in existing business relationships, which may result in additional obligations imposed on Infinera and Transmode. These disruptions could have a material adverse effect on Infinera’s and Transmode’s business, financial condition and results of operations while the Transaction is pending or after it is completed. The adverse effect of any such disruptions could be exacerbated by a delay in the completion of the Offer for any reason. Any loss of customers or other important strategic relationships could have a material adverse effect on Infinera’s and Transmode’s business, financial condition and results of operations and could have a material adverse effect on the trading price of Infinera Shares and Transmode’s shares.

The uncertainties associated with Infinera’s combination with Transmode may cause key personnel to leave Transmode or Infinera.

While Infinera does not intend to make any material changes to either Infinera’s or Transmode’s employee base, terms of employment or locations in the near-term, Infinera’s employees and the employees of Transmode may perceive uncertainty about their future role with the Combined Company until strategies with regard to the combined businesses are announced or executed. Employee retention may be particularly challenging as Infinera’s and Transmode’s employees may experience frustrations during the integration process and uncertainty about their future roles with Infinera following the completion of the Offer. For the combination to be successful, Infinera and Transmode must continue to retain and motivate key employees during the period before the Offer is completed. Furthermore, after the Offer is completed, Infinera must be successful at retaining and motivating key employees in order for the benefits of the Transaction to be fully realized. If key employees depart because of the uncertainty and difficulty of integration or a desire not to become employees of Infinera after the Offer is completed, Infinera may incur significant costs in identifying, hiring, and retaining replacements for departing employees, or customer relationships may suffer, which could substantially reduce or delay Infinera’s ability to realize the anticipated benefits of the combination and could have a material adverse effect on Infinera’s and Transmode’s business, financial condition and results of operations.

Infinera stockholders and Transmode shareholders will have a reduced ownership and voting interest after the completion of the Offer and will exercise less influence over management.

After the completion of the Offer, Infinera stockholders and Transmode shareholders will own a smaller percentage of the Combined Company than they currently own of Infinera and Transmode, respectively. Upon completion of the Offer, and assuming that all of the outstanding Transmode shares are validly tendered in the Offer and not withdrawn, former Infinera stockholders and former Transmode shareholders are anticipated to own approximately 90.96 percent and 9.04 percent, respectively, of the outstanding common stock of the Combined Company immediately after the completion of the Offer (based on 131,130,789 Infinera Shares outstanding as of May 29, 2015). Consequently, Infinera stockholders, as a group, will have reduced ownership and voting power in the Combined Company compared to their current ownership and voting power in Infinera, and Transmode shareholders, as a group, will have significantly reduced ownership and voting power in the Combined Company compared to their current ownership and voting power in Transmode.

Charges to earnings resulting from acquisition and integration costs may materially adversely affect the market value of Infinera Shares following the completion of the Offer.

In accordance with U.S. GAAP, the Combined Company will account for the completion of the Offer using the acquisition method of accounting. The Combined Company will allocate the total estimated purchase price to Transmode’s net tangible assets, amortizable intangible assets and non-amortized intangibles, and based on their fair values as of the date of completion of the Offer, record the excess of the purchase price over those fair values as goodwill. The Combined Company’s financial results, including earnings per share, could be adversely affected by a number of financial adjustments required by U.S. GAAP including the following:

•	the Combined Company will incur additional amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the Offer;

•	the Combined Company may have additional depreciation expense as a result of recording purchased tangible assets at fair value, in accordance with U.S. GAAP, as compared to book value as recorded by Transmode; and

•	the Combined Company will be required to report under U.S. GAAP and in USD, which is different than the presentation of Transmode’s historical financial statements.

Infinera expects to incur costs associated with the Offer, including financial advisory, legal and accounting fees. In addition, Infinera expects to incur costs associated with realizing synergies from the Offer. Infinera faces potential costs related to employee retention and deployment of physical capital and integration costs. Infinera has not yet determined the amount of these costs. These items will reduce cash balances for the periods in which those costs are paid. Other costs that are not directly related to the Offer, including retention and integration costs, will be recorded as incurred and will negatively impact earnings, which could have a material adverse effect on the price of Infinera Shares.

If as of the closing of the Offer, there are unknown liabilities in connection with Transmode’s business, and those liabilities are not reflected on the closing date balance sheet, Infinera may be required to record a charge during each period when those liabilities become known, probable and estimable. Those charges, if material, could have an unanticipated and significant adverse effect on Infinera’s financial results and stock price.

In addition, from the date of the completion of the Offer, the Combined Company’s results of operations will include Transmode’s operating results, presented in accordance with U.S. GAAP. Transmode’s historical consolidated financial statements for 2012, 2013 and 2014 have been prepared in accordance with IFRS as issued by the IASB, which differ in certain material respects from U.S. GAAP. For instance, U.S. GAAP will generally require Transmode to expense all research and development activities. Accordingly, the U.S. GAAP presentation of Transmode’s results of operations may not be comparable to its historical financial statements.

Intangibles acquired under the Offer may subsequently be impaired and, if so, could increase Infinera’s net accumulated deficit.

As noted above, Infinera is accounting for the combination with Transmode under the acquisition method of accounting in accordance with U.S. GAAP. The purchase price of Transmode will be allocated to the fair value of the identifiable tangible and intangible assets and liabilities that are acquired from Transmode. The excess of the purchase price over Transmode’s net assets and intangibles will be allocated to goodwill. Infinera is required to perform periodic impairment tests on goodwill and certain intangibles to evaluate whether the intangible assets and goodwill as a result of the Offer continue to have fair values that meet or exceed the amounts recorded on Infinera’s balance sheet. If the fair values of such assets decline below their carrying value on the balance sheet, Infinera may be required to recognize an impairment charge related to such decline. Infinera cannot predict whether or when there will be an impairment charge, or the amount of such charge, if any. However, if the charge is significant, it could cause the market price of Infinera Shares to decline.

Infinera expects to expend cash in connection with the Offer, which will partially deplete its cash balance, which could have an adverse effect on Infinera’s financial and operational flexibility.

Transmode shareholders who accept the Offer will receive cash consideration in exchange for approximately 26.20 percent of the Transmode shares they tender. Infinera also expects to incur costs as it integrates Transmode’s business and operations with those of Infinera. Additionally, if Infinera acquires more than 90 percent, but less than 100 percent, of the shares in Transmode, which is necessary to initiate compulsory acquisition proceedings under Swedish law, Infinera intends to purchase the remaining Transmode shares for cash, pursuant to such compulsory acquisition proceedings. The actual price per share purchased pursuant to Swedish compulsory acquisition proceedings, initiated after a share exchange offer, will be determined by an arbitration tribunal. As a result of the compulsory acquisition proceedings under Swedish law, Infinera may ultimately have to pay, in the aggregate, a higher price per share in order to purchase the remaining Transmode shares that are outstanding after completion of the Offer, further depleting Infinera’s cash reserves.

On the assumption that all Transmode shareholders accept the Offer, the cash portion of the Offer will be approximately USD 91.2 million, excluding financial advisory, legal and accounting fees (a portion of which must be paid whether or not the Offer is completed). In addition, Infinera expects to incur costs associated with realizing synergies from the Offer. As of March 28, 2015, Infinera had approximately USD 403.5 million in available cash, cash equivalents and investments, and as of March 31, 2015, Transmode had approximately SEK 319.5 million (USD 37.1 million, based on a SEK/USD exchange rate of 8.60 as of March 31, 2015) in available cash and cash equivalents (thereafter, on April 23, 2015, Transmode distributed a dividend to its shareholders of SEK 1.95 per Transmode share (in total approximately SEK 54.0 million)). As a result of these expenditures, the Combined Company’s overall liquidity after completion of the Offer may be reduced relative to Infinera’s current liquidity, which could have an adverse effect on Infinera’s financial and operational flexibility.

Holders of Transmode shares that do not accept the Offer and whose Transmode shares are acquired in the compulsory acquisition proceedings may not receive payment for a significant period of time after completion of the Offer.

As described above, in the event that Infinera obtains more than 90 percent, but less than 100 percent, of the Transmode shares, Infinera intends to commence a compulsory acquisition procedure under the Swedish Companies Act to acquire all remaining Transmode shares. It may take 18 months or more from initiation of the compulsory acquisition procedure until the arbitration tribunal decides on the purchase price. Thereafter, the purchase price will be distributed to the holders of Transmode shares acquired through the compulsory acquisition procedure, together with interest thereon at a market rate set by the Swedish Central Bank pursuant to Swedish law. If advance title (Sw. förhandstillträde) to the Transmode shares is obtained by Infinera (which means that full ownership is obtained by Infinera with respect to the remaining Transmode shares before the arbitration proceedings regarding the purchase price have been completed), Infinera may be required to make payment for part of the compulsory acquisition price prior to completion of the arbitration proceedings. In particular, following an award of advance title and at the request of a party to the proceedings or the legal representative for the minority shareholders, the arbitration tribunal may, but is not required to, issue a separate award with respect to that portion of the purchase price that is not disputed by Infinera. In that case, Infinera would be obliged to pay such portion prior to the final arbitration award. There is no guarantee, however, that such early payment will be awarded.

As a result, holders of Transmode shares that do not accept the Offer and whose Transmode shares are subsequently acquired in the compulsory acquisition proceedings may not receive payment for a significant period of time after completion of the Offer.

Full integration of Infinera’s business with Transmode’s business may not be achieved until Infinera compulsorily acquires the remaining shares of Transmode shareholders and may not be achieved if Infinera elects to waive the closing condition requiring acceptance of the Offer by holders of more than 90 percent of the outstanding shares of Transmode.

Infinera’s obligation to consummate the Offer is subject to a condition that, before the end of the acceptance period of the Offer, the holders of more than 90 percent of the outstanding shares in Transmode validly accept the Offer. This closing condition is also required to effect a compulsory acquisition under Swedish law. It is possible that Infinera will elect to waive the above condition and consummate the Offer, even though it does not hold more than 90 percent of Transmode’s outstanding shares. As a result, Infinera would not be able to effect a compulsory acquisition of the remaining outstanding shares of Transmode, which could prevent or delay Infinera from realizing some or all of the anticipated strategic benefits of its acquisition of Transmode (e.g., by being somewhat limited in Infinera’s freedom to manage Transmode by the shareholder minority protection rules in the Swedish Companies Act). Even if Infinera acquires more than 90 percent of the outstanding shares in Transmode, full integration of Infinera’s business with Transmode’s business may not be achieved until Infinera has compulsorily acquired the remaining shares of Transmode shareholders.

Upon the receipt of Infinera Shares in the Offer, Transmode’s shareholders will become stockholders in a Delaware corporation, which will change certain rights and privileges that they hold as shareholders of a Swedish company.

Infinera is governed by the laws of the United States, the State of Delaware and by its certificate of incorporation and bylaws. The Delaware General Corporation Law (the “DGCL”) extends to stockholders certain rights and privileges that may not exist under Swedish law and, conversely, does not extend certain rights and privileges that Transmode shareholders may have as shareholders of a company governed by Swedish law. Infinera’s organizational documents could hamper a third party’s attempt to acquire, or discourage a third party from attempting to acquire control of, Infinera. Stockholders who wish to participate in these transactions may not have the opportunity to do so. These organizational documents also could limit the price investors are willing to pay in the future for Infinera Shares and make it more difficult to change the composition of Infinera’s board of directors (the “Infinera Board”) in any one year. Certain provisions include Infinera’s staggered board with three classes of directors serving staggered three-year terms and advance notice requirements for stockholders to nominate directors and make proposals. Infinera also is afforded the protections of Section 203 of the DGCL, which will prevent it from engaging in a business combination with a person who acquires at least 15 percent of its common stock for a period of three years from the date such person acquired such common stock, unless it receives prior approval from the Infinera Board or subsequent approval from the Infinera Board and 66 2/3 percent of the stockholders. Any delay or prevention of a change of control transaction or changes in the Infinera Board or Infinera’s management could deter potential acquirers or prevent the completion of a transaction in which Infinera’s stockholders could receive a substantial premium over the then-current market price for their shares.

Factors affecting the trading price of Infinera Shares may differ from the factors affecting the price of Transmode’s shares.

Upon completion of the Offer, holders of Transmode shares that receive Infinera Shares as consideration in the Offer will become holders of Infinera Shares. The Combined Company’s business differs from that of Transmode, and the Combined Company’s results of operations, as well as the trading price of Infinera Shares, may be affected by factors different from those affecting Transmode’s results of operations and the price of Transmode shares.

Pod may have interests in the Offer that may be different from, or in addition to, the interests of the other Transmode shareholders.

In connection with the Offer, Pod, which as of May 29, 2015 holds approximately 33.2 percent of the total number of shares and votes in Transmode, entered into the Irrevocable Undertaking, pursuant to which Pod has agreed to accept the Offer, subject to certain conditions. In addition, Pod entered into the Lock-Up Agreement, pursuant to which Pod is restricted for a certain period from transferring the Infinera Shares it receives pursuant to the Offer. As a result of these agreements, Pod may have interests in the Offer that are different from, or in addition to, or may be deemed to conflict with, interests of the other Transmode shareholders. Transmode shareholders are encouraged to evaluate the Offer based on their own individual circumstances.

Should Infinera move forward and apply for a secondary listing on Nasdaq Stockholm, such secondary listing of Infinera Shares on Nasdaq Stockholm could expose the Combined Company to additional risks.

Infinera has initiated discussions with Nasdaq Stockholm and is evaluating whether to apply for a secondary listing on Nasdaq Stockholm, in addition to its current listing on the NASDAQ Global Select Market in the United States. Should Infinera move forward and apply for a secondary listing on Nasdaq Stockholm, it is anticipated that such listing would be approved in connection with the settlement of the Offer. In such event, there would be a risk that the listing of Infinera Shares on Nasdaq Stockholm would be delayed, as it may take longer than anticipated to receive the requisite approvals for such listing from Nasdaq Stockholm and/or relevant authorities. It would not be possible to trade Infinera Shares on Nasdaq Stockholm until the secondary listing is implemented. Further, if there is an insufficient number of stockholders holding Infinera Shares intended for trading on Nasdaq Stockholm or an insufficient number of shares publicly held, Infinera may not be able to comply with the listing requirements of Nasdaq Stockholm, which require that there be sufficient liquidity to facilitate orderly trading and an efficient price formation process.

The Infinera Shares traded on the NASDAQ Global Select Market are traded in USD and the shares traded on Nasdaq Stockholm would be traded in SEK. Therefore the value of the shares would not only be dependent on the value of the Combined Company, but also on the SEK/USD exchange rate. Changes in the SEK/USD exchange rate may have an adverse effect on the price of Infinera Shares, notwithstanding the absence of any material events affecting the Combined Company’s business.

It is possible that one or both of these exchanges may become less liquid and that the price of Infinera’s common stock on these two markets would differ. The result may be that the sale price available to stockholders trading on only one market would be lower than the sale price for shares on the other market.

Dual affiliation with securities depositories may entail logistical and technical challenges for stockholders whose shares are registered with Euroclear.

The Infinera Shares are deposited with the Depository Trust Company (“DTC”) and the Infinera Shares used as consideration in the Offer will be delivered through the system of Euroclear Sweden AB (“Euroclear”). Likewise, should Infinera move forward and apply for a secondary listing on Nasdaq Stockholm, the shares that would be traded on Nasdaq Stockholm would be registered with Euroclear via DTC. It is possible that these arrangements would entail logistical and technical challenges for stockholders whose shares are registered with Euroclear. Such challenges may include delays in transfers of shares between the depositories, receiving any dividends, notices distributed via the depositories, and difficulties in exercising any or all of the stockholder’s rights, such as attending annual stockholder meetings.

Transmode contracts containing change of control clauses could lead to counterparties having the right to terminate material agreements as a consequence of the Offer.

Transmode has informed Infinera that, as far as Transmode is aware, Transmode is not party to any material agreements where the counterparty will have a right to terminate such agreement upon completion of the Offer.

However, it cannot be ruled out that such agreements exist and that Transmode’s counterparties will terminate such agreements or try to negotiate better terms with Transmode, which may have an adverse effect on the Combined Company’s business, financial condition and results of operations.

Infinera has not paid any cash dividends on the Infinera Shares and does not currently intend to pay any cash dividends on the Infinera Shares in the near future.

The payment of future cash dividends, if any, will be made at the discretion of the Infinera Board. Infinera has never paid any cash dividends on the Infinera Shares and does not intend to pay any cash dividends on Infinera Shares in the near future. The Combined Company’s ability to pay cash dividends in the future depends on numerous factors including, but not limited to, the Combined Company’s business, future profits, financial position, results of operations, distributable reserves, cash flows, prospects, capital requirements, the ability of its subsidiaries to pay dividends to Infinera, credit terms, general economic and statutory restrictions, and other factors that the Infinera Board deems significant from time to time. In the event that no cash dividend is paid, any return on the Infinera Shares will be generated only through the appreciation of the price of the shares.

If Infinera were to pay dividends in the future with respect to the Infinera Shares, it would administer payment of such dividends to holders of shares registered with Euroclear through Euroclear. However, the methodology for providing payments of dividends through Euroclear has not yet been established and no agreement with Euroclear regarding administration of dividends has been entered into. The absence of an agreement with Euroclear does not deprive holders of Infinera Shares registered with Euroclear of the right to receive any future dividend payments, but may cause delays and other problems in relation to the administration of the dividend.

Furthermore, any dividends paid to holders of shares registered with Euroclear would be subject to the risk of exchange rate fluctuations. If the Combined Company were to pay dividends in the future with respect to the Infinera Shares, such dividends will be paid in USD. However, investors whose shares are registered with Euroclear would receive dividend distributions in SEK. Any depreciation of the USD in relation to SEK could reduce the value of the investment or of any dividends. In addition, the holding of shares registered with Euroclear by an investor whose principal currency is not SEK would expose the investor to additional foreign currency exchange rate risk.

Risks Related to Infinera

Infinera is and will continue to be, subject to the risks described in Part I, Item 1A. “Risk Factors” in its Quarterly Report on Form 10-Q for the quarter ended March 28, 2015, which Infinera filed on May 4, 2015 with the SEC, each of which are incorporated by reference in this prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 105 for how you can obtain information incorporated by reference in this prospectus.

Risks Related to Transmode’s Business

Transmode’s business is dependent on the capital spending patterns of its customers, and any decrease or delay in capital spending by its customers could reduce revenues and harm its business.

Demand for Transmode’s products depends on the magnitude and timing of capital spending in optical networks by telecommunications service providers, cable-TV operators, multiple system operators, other alternative service providers, such as Internet operators and smaller telecommunication operators, and individual enterprises as they construct, expand and upgrade the capacity of their optical networks. Capital spending is also cyclical in Transmode’s industry and spending by individual customers can change on short notice. The capital spending patterns of these customers are dependent on a variety of factors, including:

•	consumer demand for new services, such as internet video/media streaming, broadband services;

•	video-on-demand, HDTV, peer-to-peer file sharing and data usage by customers;

•	competitive pressures, including pricing pressures;

•	the timing of annual budget approvals;

•	free cash flow and access to external sources of capital;

•	timing of major network upgrades;

•	evolving industry standards and network architectures; and

•	changes in government regulations.

The telecommunications industry has experienced severe downturns in the past. In a downturn, companies may substantially reduce their capital spending on new equipment. In addition, uncertain and volatile capital markets may depress market values and restrict access to capital, resulting in delays or cancellations of projects of Transmode’s customers and potential customers. Any future decisions by Transmode’s customers to reduce capital spending, whether caused by economic cycles, changes in government regulations relating to telecommunications and data networks, or other reasons, could have a material adverse effect on Transmode’s business, results of operations and financial condition.

The market in which Transmode competes is highly competitive and many of its competitors are larger, have a longer operating history and/or have greater financial resources than Transmode.

Transmode operates in a highly competitive industry. Transmode’s competitors range in size from being similar to Transmode to large, multinational companies which may have substantially greater financial, technical, operational, research and development and marketing resources than Transmode. Merger activity among some of Transmode’s larger competitors may increase their economies of scale and affect the competitive landscape. Transmode’s industry has also experienced increased competition, which has given rise to pricing pressures, in particular from low-cost producers in Asia. Transmode’s key competitors include Adva, Alcatel-Lucent and Ciena Corporation. Other competitors include Cisco, Ericsson, Huawei, Nokia Siemens Networks, Tellabs, CYAN, Coriant and ZTE. In addition, there are also several smaller, but established, companies that offer one or more products that compete directly or indirectly with Transmode’s offerings. These competitors, along with its other current and future competitors, could reduce Transmode’s market share, require Transmode to lower its prices, or both. Continued industry consolidation may also adversely impact customers’ perceptions of the viability of companies that are not large multinational companies and, consequently, customers’ willingness to purchase from such companies. Additionally, consolidation among Transmode’s customers may adversely impact Transmode’s competitive position as these customers may become more attractive to larger competitors or change their focus from the markets and segments in which Transmode operates. Transmode expects competition to remain intense in the future as its existing competitors seek to increase their penetration in Transmode’s market and potential new competitors introduce new and more competitive products. These pressures could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode’s ability to forecast sales volumes is limited due to the short order and delivery cycle of its products.

Transmode’s sales are made predominantly pursuant to purchase orders, and it has not entered into long-term, committed volume purchase contracts with its customers. Its standard delivery time for its products is between four to eight weeks. Consequently, order backlog, and the ability to forecast revenue based on order backlog, is typically only four to eight weeks. Transmode’s customers generally make project based purchases. Additionally, many of Transmode’s customers use a dual vendor strategy whereby Transmode is made aware of a future project but the project or a part of it may be awarded to either Transmode or another vendor. Although Transmode has forecasting procedures in place in order to try to predict future sales volumes, these are based on internal forecasts and non-binding customer estimations which may not correspond to the actual outcome. Large discrepancies between the predicted and actual outcome of the number of incoming orders could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode depends upon the development of new products and enhancements to its existing products, and its product development efforts require substantial research and development expense.

Transmode’s future success will depend on its ability to develop and enhance products to keep up with technological changes and comply with new market requirements. Transmode expends significant resources on the research and development of new products and technologies and the enhancement of its existing products. However, research and development in the optical networking industry is complex. Unlike many of its competitors, Transmode focuses its research and development efforts on a limited number of technologies and applications that it believes will have commercial use. While it seeks to work closely with its customers to ensure its products have the desired functionalities, there can be no assurance that its research and development efforts will be technically and/or commercially successful. If Transmode does not keep pace with product and technology advances, or its efforts do not lead to the successful introduction of sufficient numbers of competitive products, this could have a material adverse effect on its business, results of operations and financial condition. In addition, if Transmode’s competitors, many of whom have substantially greater research and development resources, introduce new or enhanced products or technologies, Transmode’s existing technologies and products may no longer be competitive and may become obsolete.

In addition, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in low initial volume production, fewer product features than originally considered desirable and higher production costs than initially budgeted, which may result in lost market opportunities. Delays in product development may also prevent Transmode from being ahead of the competition, potentially depriving it of a key competitive advantage. Furthermore, any new products or product enhancements that Transmode introduces may not achieve any significant degree of market acceptance or be accepted by its channel partners, which may result in market opportunities being less successfully exploited than anticipated. There could be a material adverse effect on Transmode’s business, results of operations and financial condition due to such delays or deficiencies in the development and delivery of new products or due to poor market acceptance.

Once a product is in the marketplace, its selling price often decreases over the life of the product, especially after a new competitive product is introduced to the market. To lessen the effect of price decreases, in addition to developing new products and enhancing existing products, Transmode’s operations and research and development teams seek to reduce manufacturing and component purchasing costs. This is partly done through price negotiations and partly in cooperation with its contract manufacturers and suppliers in the redesign of products. However, if these cost reductions cannot be achieved or do not occur in a timely manner, there could be a material adverse effect on Transmode’s results of operations and market share. In addition, customers may delay decisions to purchase existing products until new or improved versions of those products are available, which may delay Transmode’s sales and have a material adverse effect on Transmode’s business, results of operations and financial condition.

A significant portion of Transmode’s revenue is generated from a limited number of key customers.

Transmode’s five largest customers accounted for 53 percent and 51 percent of its total invoicing in 2013 and 2014, respectively, and its ten largest customers accounted for 70 percent and 68 percent of its total invoicing in 2013 and 2014, respectively. In 2014, Transmode’s largest customer accounted for 22 percent of its total invoicing for the year. Although Transmode believes that its business is not dependent on any single customer or market segment, Transmode’s five largest customers continue to account for a significant portion of its revenue and revenue derived from these customers has fluctuated in the past both on a year-to-year and quarter-to-quarter basis. Accordingly, any loss of these customers or a significant decrease in their purchases from Transmode in the future could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode’s dependence on outside suppliers of certain critical components and two outside contract manufacturers could result in product delivery delays, adversely impact its product development and/or damage its customer relations.

Transmode depends on a limited number of suppliers for the supply of certain critical components of its products. Accordingly, there is a risk that those suppliers will increase their prices or change their terms, particularly as some components used by Transmode in its products are available only from limited suppliers. While Transmode seeks to maintain, at a minimum, a dual source supply for critical components, certain components are often single source supplied where the technology is relatively new and there are few available suppliers. Accordingly, there is a risk that Transmode will be unable to obtain the components it needs to produce its products at all, or on commercially acceptable terms, which could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode also relies on two external contract manufacturers, Kitron Microelectronics AB (“Kitron”) and PartnerTech AB (publ), to manufacture all of its printed circuit cards, including Transmode’s printed circuit board assembly and mechanical and optical assembly. Transmode submits purchase orders to its component suppliers and contract manufacturers that describe, among other things, the type and quantities of its products or components to be supplied by the applicable component supplier, or manufactured by the manufacturer, and the delivery date and other delivery terms. Transmode’s component suppliers and contract manufacturers, however, do not generally have any obligation to Transmode to prioritize its supply or manufacturing orders over those of their other customers and may have contractual obligations to prioritize other customers’ orders over Transmode’s orders. As result, during periods of high demand for Transmode’s component suppliers’ and contract manufacturers’ services, which typically coincide with periods of high demand for Transmode’s and its competitors’ products, its component suppliers and contract manufacturers may not be able, and are not obligated, to supply the components that Transmode uses in its products or manufacture any or all of Transmode’s products. If Transmode’s component suppliers or its contract manufacturers experience capacity constraints, work stoppages or other reductions or disruptions in output, they may not be able to meet, or may choose not to meet, Transmode’s requested delivery schedules. Transmode has recently experienced some supply constraints due to a lack of capacity in one of its component suppliers. Additionally, while Kitron has a number of different production sites in both Sweden and abroad, currently all of Kitron’s manufacturing for Transmode takes place at Kitron’s facility in Jönköping, Sweden and in the facility in China. In the event that operations at the Jönköping facility or the facility in China were disrupted Transmode would likely experience difficulties or delays in the manufacturing of its products.

Certain of the components that Transmode purchases include components and materials from regions that are exposed to natural disasters due to, e.g., climate changes. For example, Transmode has experienced severe delays in delivery of certain components due to flooding in Thailand. Another region from which Transmode purchases components is Japan, a country that has been subject to earthquakes and other natural disasters. In the event of an earthquake or other natural disaster in a region from where Transmode purchases components, Transmode may experience increased lead times or shortages in certain suppliers’ deliveries that include such components and materials, which could have an adverse effect on Transmode’s business, results of operations and financial condition.

In the event that one of Transmode’s component suppliers is acquired by one of Transmode’s competitors or enters into a strategic alliance with one of Transmode’s competitors, there can be no guarantee that the component supplier in question would continue to deliver products or components to Transmode, or it could do so at a much higher price or at less favorable terms. Transmode also works closely with its component suppliers in the development of its products, therefore the loss of one or more of its suppliers could adversely impact its product development.

In addition, although Transmode maintains the testing and quality control of its products in-house, there can be no assurance that the products and components produced by its component suppliers and contract manufacturers will meet Transmode’s quality standards. If the supply of Transmode’s products or components is disrupted or if its quality standards are not met, this could damage Transmode’s customer relations, result in product delivery delays or product recalls and have a material adverse effect on Transmode’s business, results of operations and financial condition. Certain contracts with Transmode’s customers also impose penalties on Transmode if it exceeds certain delivery times. Additionally, if Transmode does not detect quality deficiencies that arise through the manufacturing process, this could lead to product returns, warranty claims and product liability claims. The agreements with Transmode’s component suppliers and contract manufacturers contain limitations on liability that may affect its ability to recover damages from them. Even if alternative suppliers are available, Transmode may have difficulty identifying them in a timely manner. It may also incur significant additional expense in changing suppliers and may experience difficulties or delays in the manufacturing of its products. Furthermore, alternative suppliers or manufacturers may not be able to meet Transmode’s design requirements or quality standards, which could also have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode outsources the manufacturing of all of its products and in the past has from time to time placed orders in excess of its requirements and may also do so in the future.

Transmode’s customers frequently require delivery of products within a relatively short time frame, and an increasing proportion of sales are for delivery during the same quarter in which the customers place their orders. While Transmode seeks to ensure that it places orders with its contract manufacturers after it has received purchase orders from its customers, it from time to time places advance orders with its contract manufacturers to ensure prompt delivery of products to its customers. Similarly, the suppliers of certain of the components necessary for the manufacture of Transmode’s products may not be able to provide components within the requisite time frame for its customer orders. In addition, Transmode requires its contract manufacturers and certain of its component suppliers to maintain a buffer stock of certain of Transmode’s key products and components, which may lead to additional cost as Transmode may be required to purchase certain slow moving or obsolete inventory that Transmode has required them to maintain. In the past, as a result of inaccurate forecasts on the timing and product mix of anticipated sales, Transmode has from time to time placed product orders or required its contract manufacturers or component suppliers to maintain buffer stock levels that have exceeded anticipated customer demand, which has led to excess inventory levels and has negatively affected Transmode’s results of operations, working capital and cash flow. Transmode cannot provide any assurance that excess product orders and resulting excess inventory levels will not occur in the future which could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode is subject to export controls that could impair its ability to compete in international markets.

Under European Union (“EU”) regulations Transmode is required to obtain export licenses to ship its products to customers outside of the EU. Transmode is allowed to use a general license, the EU001 license, for the shipment of its products to customers in the United States, Canada, Australia, New Zealand, Norway, Switzerland and Japan. For customers outside of the EU, United States, Canada, Australia, New Zealand, Norway, Switzerland and Japan, Transmode is required by EU regulations to obtain individual export licenses prior to the shipping of products to these customers. While Transmode has received such export licenses in the past, there can be no assurance that it will receive export licenses in the future. The failure to obtain export licenses in the future could decrease Transmode’s sales and negatively impact its long term strategy. In addition, Transmode exports its products to Russia, a country upon which the EU has imposed sanctions. While Transmode has procedures in place to ensure that the relevant rules are complied with, there can be no assurance that all such sanctions and rules are complied with at all times. Any breach of such rules or sanctions could lead to substantial fines for Transmode.

Transmode is susceptible to certain financial risks associated with its operations.

Transmode is subject to a number of risks as a result of its international operations, including funding, credit and currency risks. Transmode’s international sales are generally denominated in currencies other than the SEK, and, accordingly, Transmode’s revenue could be materially affected by foreign currency fluctuations. 94 percent and 93 percent of Transmode’s total invoicing was in other currencies than the SEK in 2013 and 2014, respectively. Transmode’s primary exposures are to fluctuations in exchange rates for the SEK (in which most of Transmode’s operating costs are denominated) against the euro, the British pound and the USD (the three currencies in which the majority of Transmode’s sales are recorded). Many of the components used in Transmode’s products are also priced in the USD. Changes in foreign currency exchange rates can therefore materially adversely affect Transmode’s reported revenue and operating profit. Entering into forward currency exchange contracts may not adequately protect Transmode from exposure to changes in foreign currency exchange rates. Entering into forward currency exchange contracts has had, and may in the future have, a negative effect on Transmode’s results of operations and cash flow. In addition, Transmode holds interest-bearing assets in the form of bank balances, which are subject to interest rate fluctuations, which could have a material negative impact on Transmode’s revenue in future periods.

Transmode’s exposure to the credit risks of its customers may make it difficult to collect accounts receivable. A small number of Transmode’s customers account for a relatively large percentage of Transmode’s accounts receivable.

After Transmode completes sales to customers, it may encounter difficulty collecting accounts receivable and could be exposed to risks associated with uncollectible accounts receivable. Although Transmode has a large number of customers, a small number of them represent a relatively high share of outstanding accounts receivable. For example, as of December 31, 2014, Transmode five largest customers represented 39.1 percent of total outstanding accounts receivable. Transmode has no credit insurance for outstanding accounts receivable. If any of these significant customers does not pay, or if Transmode’s customers experience prolonged liquidity problems, Transmode’s earnings, financial condition and liquidity could suffer.

Transmode relies on channel partners to assist in selling its products, and if Transmode does not manage its current relationships effectively, and develop new relationships as planned, its ability to generate revenue and control expenses could be adversely affected.

Transmode sells its products through its direct sales force and through channel partners. Transmode’s continued success is highly dependent on the efforts of its direct sales force and its ability to continue to establish and maintain successful relationships with its channel partners. Invoicing derived through channel partners accounted for 20 percent and 23 percent of Transmode’s total invoicing by value in 2013 and 2014, respectively. At 31 December 2014, Transmode had approximately 30 channel partners in more than 30 countries. Although Transmode has entered into contracts with each of its channel partners and cooperates closely with its channel partners in supporting their sales and customer relations activities, its contractual arrangements are not exclusive, generally lack a minimum purchase requirement and do not obligate its channel partners to order, purchase or distribute solely Transmode’s products. Transmode’s channel partners, at their discretion, may choose to purchase products from its competitors rather than from Transmode, and its ability to generate significant revenue through its channel partners is highly dependent on their willingness to continue cooperation with Transmode. Some of Transmode’s channel partners may in the future develop products that compete with Transmode’s products or may already have other product offerings that they may choose to offer and support in lieu of Transmode’s products. Divergence in strategy, change in focus, competitive product offerings, potential contract defaults, and changes in ownership or management of a channel partner may interfere with Transmode’s ability to market, implement or support its products with such channel partner, which in turn could harm Transmode’s business. If Transmode fails to maintain and increase sales from its channel partners, this could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode’s products are highly technical and may contain undetected hardware defects or software bugs or other errors, which subject its business to the risks of warranty returns, product liability, product recalls and product defects.

Transmode’s products are highly technical and complex and, when deployed, are critical to the operation of an optical network. The products may contain undetected hardware defects or software errors, bugs or security-

related vulnerabilities. Some errors in Transmode’s products may only be discovered after a product has been installed and used by customers. In addition, some of Transmode’s customers have purchased extended warranties from Transmode that cover certain hardware and software issues in its products for up to ten years and may also require Transmode to provide at least six months’ notice prior to discontinuing a product. Any errors, bugs, defects or security vulnerabilities discovered in Transmode’s products after commercial release could result in loss of sales, product recalls, loss of customers, damage to Transmode’s brand and reputation, and increased expenses due to remediation and service and warranty costs, any of which could have a material adverse effect on its business, results of operations and financial condition. In addition, Transmode could face claims for product liability, tort and breach of warranty. Certain of Transmode’s contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of Transmode and its products. In addition, if Transmode’s business and product liability insurance coverage or insurance amounts prove inadequate, or are unavailable in the future on acceptable terms or at all, this could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode’s business is subject to the risks of natural disasters, and to interruption by manmade problems such as network security breaches, computer viruses or terrorism.

Transmode’s operations are dependent in part upon smooth-functioning IT infrastructure, partly for its ongoing research and development, but also to ensure an effective delivery process. While IT security is a high priority, and Transmode has designed contingency plans for disruptions caused by unforeseen events, these measures may be insufficient to cover all of the potential disruptions that may occur. Any disruption to Transmode’s operations, whether caused by a natural disaster or by manmade problems, could adversely affect its business. To the extent that any such disruptions result in delays or cancellations of customer contracts or impede Transmode’s suppliers’ ability to timely deliver its components or products, the deployment of Transmode’s solutions and its business, results of operations and financial condition could be adversely affected.

Claims by others that Transmode infringes their proprietary technology could harm Transmode’s business.

Third parties may in the future assert claims of infringement of intellectual property rights against Transmode or against its customers or channel partners for which Transmode may be liable. Due to the rapid pace of technological change in Transmode’s industry, much of its business and many of its products rely on proprietary technologies of third parties, and Transmode may not be able to retain, or continue to obtain, licenses from such third parties on reasonable terms or at all. As the number of products and competitors in Transmode’s market increases and overlaps occur, Transmode expects that infringement claims may arise. Any claim of infringement by a third party, even those without merit, could cause Transmode to incur substantial costs defending itself against the claim and could distract Transmode’s management from its business. Furthermore, a successful claimant could secure a judgment that may require Transmode to pay substantial damages or prevent it from distributing certain products or performing certain services. In addition, Transmode might be required to seek a license for the use of such intellectual property, which may not be available on commercially acceptable terms, or at all. Alternatively, Transmode may be required to develop non-infringing technologies, which could require significant effort and expense and may ultimately not be successful. Any of these events could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode’s products must interoperate with many software applications and hardware found in Transmode’s customers’ optical networks. If Transmode is unable to ensure that its products interoperate properly with current or future standards, Transmode’s business would be harmed.

Transmode’s products must interoperate with its customers’ optical networks, which often have varied and complex specifications, utilize multiple protocol standards, software applications and hardware products from multiple vendors, and contain multiple product generations that have been added over time. As a result, Transmode must continually ensure that its products interoperate properly with its customers’ networks. To meet these requirements, Transmode must undertake development efforts that require substantial capital investment and employee resources. Transmode may not accomplish these development efforts cost-effectively, or at all.

In addition, if Transmode finds errors in the existing software, defects in the hardware used in its customers’ networks or problematic network configurations or settings, or if new protocol standards are introduced to Transmode’s customers’ networks, it may have to modify its software or hardware so that its products will interoperate with its customers’ networks. This could cause longer installation times for Transmode’s products and could cause order cancellations, either of which could have a material adverse effect on Transmode’s business, results of operations and financial condition.

If Transmode is unable to hire and retain qualified employees, its results of operations may suffer.

Transmode is dependent on its ability to retain and motivate its current personnel and to attract new personnel. If Transmode loses skilled employees and is unable to hire qualified replacements in a timely manner, its ability to develop, sell and deliver products and services would be harmed, and its revenue, results of operations and ability to implement its long term strategy would likely be negatively affected. Competition for qualified management, technical and other personnel can be intense, and Transmode may not be successful in attracting and retaining such personnel. While Transmode’s employees are required to sign standard agreements concerning confidentiality and ownership of inventions, Transmode has not entered into non-competition agreements with all of its skilled personnel and Transmode cannot assure that it will not lose its skilled personnel to its competitors. Any non-competition agreement may also prove difficult or impossible to enforce. The loss of the services of Transmode’s skilled personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly executive officers and engineers and other technical personnel, could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode is subject to a number of governmental regulations and industry standards in the jurisdictions in which it operates, including the EU and the United States. If Transmode’s products fail to comply with such regulations or industry standards, Transmode could be subject to penalties and sanctions.

Transmode’s business is affected by laws, governmental regulations and industry standards involving, in particular, electrical and electronic equipment. Transmode’s products must meet certain industry standards and requirements in the European and United States markets. In Europe, Transmode’s products must meet the industry standards set by the European Telecommunications Standards Institute for fixed, mobile, radio, converged, broadcast and internet technologies and the safety, health and environmental requirements to obtain a CE mark to attest that its products meet such requirements in the EU. In the United States, Transmode’s products must comply with the product safety standards set by Underwriters Laboratories Inc., an independent product safety certification organization, and certain of its products must comply with the Network Equipment-Building System, a set of safety, spatial and environmental design guidelines applied to telecommunications equipment. Transmode must invest financial and managerial resources to comply with these industry standards and other laws, regulations and standards, and because they change from time to time and different customers apply them differently, Transmode cannot predict the future costs of compliance. New laws, regulations, differences in customer adherence or standards could increase Transmode’s expenditures and any failure by Transmode to comply with them could subject Transmode to various sanctions and harm the image of its business and its products, which could have a material adverse effect on Transmode’s business, results of operations and financial condition.

Transmode must comply with directive 2002/96/EC on Waste Electrical and Electronic Equipment (“WEEE”) which promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling, composting and recovering energy from waste. The WEEE directive covers all electrical and electronic equipment used by consumers and electronic equipment intended for professional use. WEEE requires that all new electrical and electronic equipment placed for sale in the EU be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste of electrical and electronic equipment. In addition, under WEEE each member state has certain latitude to adopt its own rules which may differ from rules adopted by other member states. Transmode’s products fall within the scope of the WEEE directive and the related rules adopted by member states, and it may be difficult or costly to ensure that Transmode’s products comply with the differing rules of the member states where Transmode does business.

Transmode must also comply with directive 2011/65/EC on the Restriction of the Use of certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”). The RoHS directive lists a number of substances, including, among others, lead, mercury, cadmium and hexavalent chromium, which must either be removed, or reduced to within maximum permitted concentrations, in any products containing electrical or electronic components that are sold within the EU. Transmode’s products fall within the scope of the RoHS directive and all of Transmode’s products sold in the EU since July 2006 are designed to comply with the RoHS directive and the related rules adopted by member states, without otherwise adversely affecting the quality and functionalities of such products. Another EU environmental requirement which impacts Transmode’s business is Regulation 1907/2006 of 18 December 2006, which requires the registration, evaluation, authorization and restriction of a large number of chemicals (“REACH”). REACH requires the registration of certain chemicals which are manufactured or imported in quantities of one ton or more per annum. Based on the type and quantity of the chemicals imported and the precautionary measures implemented in their use, EU regulators determine whether various restriction or authorization procedures should be required.

Transmode believes that it has procedures in place to ensure its continued compliance with WEEE, RoHS and REACH. However, these directives are highly technical and complex and there can be no assurance that Transmode is, or will in the future, be compliant with WEEE, RoHS, REACH or any related directive, rule or regulation adopted by the EU. If Transmode’s products fail to comply with the WEEE, RoHS or REACH directives or any other directives, rules or regulations issued from time to time by the EU, its member states and other countries, Transmode could be subject to significant penalties and other sanctions that could have a material adverse effect on Transmode’s business, results of operations and financial condition.

TERMS OF THE OFFER

Conditions to the Offer

The Offer is subject to the fulfillment or waiver of the following conditions at or prior to the expiration of the acceptance period of the Offer:

i.	the Offer being accepted to such an extent that Infinera becomes the owner of shares in Transmode representing more than 90 percent of the total number of shares of Transmode;

ii.	this Registration Statement on Form S-4, which will register the offer and issuance of the Infinera Shares, becoming effective under the Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the SEC;

iii.	the Infinera Shares to be issued under the Offer being approved for listing on the NASDAQ Global Select Market;

iv.	there being no circumstances, which Infinera did not have knowledge of at the time of the announcement of the Offer, having occurred which would have a material adverse effect or could reasonably be expected to have a material adverse effect on Transmode’s sales, results, liquidity, equity ratio, equity or assets;

v.	neither the Offer nor the acquisition of Transmode being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of court or public authority, or any similar circumstance, which is actual or can reasonably be anticipated, and which Infinera could not reasonably have foreseen at the time of the announcement of the Offer;

vi.	Transmode not taking any action that is likely to impair the prerequisites for making or completing the Offer;

vii.	no information made public by Transmode or disclosed by Transmode to Infinera being materially inaccurate, incomplete or misleading, and Transmode having made public all information which should have been made public by it; and

viii.	no other party announcing an offer to acquire shares in Transmode on terms more favorable to the shareholders of Transmode than the Offer.

Infinera reserves the right to withdraw the Offer in the event it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions (ii)—(viii), however, such withdrawal will only be made if the non-satisfaction is of material importance to Infinera’s acquisition of shares in Transmode.

Infinera reserves the right to waive, in whole or in part, one or more of the conditions above, including with respect to condition (i) above, to complete the Offer at a lower level of acceptance.

Acceptance Period

The acceptance period of the Offer runs from [                    ], 2015 up to and including [                    ], 2015. Settlement will begin as soon as practicable after Infinera has announced that the terms of the Offer have been fulfilled, or otherwise decided to complete the Offer. Provided that such announcement is made at the latest on [            ], settlement is expected to commence around [                    ], 2015. Infinera reserves the right to extend the acceptance period for the Offer, as well as to defer payment of consideration.

Infinera’s Reasons for the Offer

On April 1, 2015, the Infinera Board considered the transaction, and delegated to a special committee (the “Special Committee”) the authority to review and approve the final terms of the offer. The Special Committee acted on April 7, 2015 to approve the acquisition, the Irrevocable Undertaking, the Lock-Up Agreement, the making of the Offer and other related matters, subject to Transmode’s board of directors recommending the Offer and Pod’s entering into the Irrevocable Undertaking and the Lock-Up Agreement.

In reaching its decision, the Infinera Board and the Special Committee consulted with its management and its financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and wide variety of factors considered in connection with the evaluation of the transaction, the Infinera Board and the Special Committee did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination. Each of the Infinera Board and the Special Committee viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Infinera’s reasons for the proposed combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Note Regarding Forward-Looking Statements.”

The factors considered by the Infinera Board and the Special Committee included those set forth below, which also includes the factors set out in the press release of Infinera that was published on April 8, 2015 in connection with the announcement of the Offer.

•	Market analysts expect the 100G metro market to accelerate in 2016. Anticipating that event, Infinera has previously announced its intentions to introduce a metro core aggregation product by the end of 2015 that would address a portion of that market. It is anticipated that the Combined Company’s product portfolio will be able to address the breadth of the metro market. As the metro market becomes more significant, it is also anticipated that the Combined Company will benefit from leveraging Infinera’s internally manufactured technologies.

•	Infinera and Transmode have complementary products and minimal customer overlap, which will provide meaningful cross-selling opportunities and revenue synergies for the Combined Company. Infinera’s historical strength is in the North American long-haul market, while Transmode’s is in the European metro market. The Combined Company will be able to more fully address the dense WDM (“DWDM”) market and capitalize on the companies’ respective geographical strengths.

•	The Combined Company will have an end-to-end product portfolio to address the entire DWDM market. Historically, certain large Service Providers have preferred vendors with end-to-end portfolios.

•	Infinera develops and manufactures its products utilizing a vertically integrated business model in which it owns a significant portion of its manufacturing facilities and technologies. Over time, the Combined Company will seek to integrate Infinera’s technologies (e.g., photonic integrated circuits, digital signal processors, etc.), where applicable, into the Transmode family of products, which in turn will add value and drive down the cost structure. Additionally, the Combined Company is expected to have access to more favorable pricing from third-party suppliers due to higher purchase volumes. The Combined Company should also see efficiencies in its operating expenses by avoiding certain duplicative costs.

•	Each of Infinera and Transmode has enjoyed strong gross and operating margin results compared to its industry peers. Both companies share disciplined cultures focused on designing for cost and being disciplined in pricing, allowing for a profitable business.

Transmode’s Reasons for the Offer

The board of directors of Transmode (the “Transmode Board”) issued a press release on April 9, 2015 that was based on an assessment of a number of factors that the Transmode Board considered relevant to the evaluation of the Offer, including, but not limited to, Transmode’s present position, the expected future development of Transmode and related possibilities and risks. The following explanation of Transmode’s reasons for the proposed combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Note Regarding Forward-Looking Statements.”

The Transmode Board believes that the combination of Infinera and Transmode would create one of the leading global vendors of end-to-end optical transport solutions, spanning long-haul and metro applications. The combined worldwide sales operations will increase market coverage and open a larger part of the growing optical networking market fuelling new growth opportunities. Furthermore a broader and enhanced product portfolio can be developed combining expertise from the Company and Infinera in OTN, Ethernet and optical technologies. The combined operations of Infinera and Transmode will together be well positioned to face challenges associated with growing in the networking equipment industry, including the requirement to invest in new markets and products.

The Transmode Board believes there are a number of strategic benefits to Transmode from combining its operations with Infinera, including, but not limited to:

•	Differentiated and comprehensive product portfolio with Transmode metro aggregation and access products, combined with Infinera long-haul products;

•	World class R&D and engineering organization with complementary strengths to develop market leading solutions;

•	Similar engineering culture which will create a strong platform for successful integration;

•	Complementary geographical footprint with Transmode strengths in Europe and Infinera strengths in North America;

•	Cross-selling opportunities to complementary customer-bases; and

•	Addressing a larger portion of the optical networking market and engineer better products with fast time-to-market.

The Transmode Board also took note that since the initial public offering of Transmode, the Transmode shareholder base has been concentrated and the liquidity of Transmode’s share has been limited. During the last twelve months up to and including April 8, 2015, 25 percent of the outstanding shares of Transmode have been traded. The Transmode Board views the relatively higher liquidity of Infinera’s common stock as positive for the shareholders of Transmode.

The Transmode Board has had discussions with other industrial companies, but the combination with Infinera is in the view of the Transmode Board the best current option.

In its evaluation of the Offer, the Transmode Board has also taken into account the fact that Transmode’s largest shareholder, Pod, holding approximately 33 percent of Transmode’s outstanding shares, has expressed its support for the Offer by entering into the Irrevocable Undertaking and Lock-Up Agreement. The Transmode Board considered the fact that Thomas J. Fallon, CEO of Infinera, and David F. Welch, Co-Founder of Infinera, have also, subject to certain exceptions, entered into similar lock-up restrictions on their shares in Infinera.

The Transmode Board obtained a fairness opinion from Lenner & Partners regarding the Offer which was delivered to the Transmode Board on April 9, 2015, which determined that the Offer is fair from a financial point of view for Transmode’s shareholders. For further discussion of the fairness opinion delivered by Lenner & Partners, see the section titled “—Opinion of Lenner & Partners—Financial Advisor to Transmode.”

The Transmode Board further considered Infinera’s announcement in its press release stating that each company’s engineering structure is anticipated to remain substantively intact, that Infinera intends to have

Transmode’s current CEO lead the metro aggregation business operations of the Combined Company, and that for the long-term, the optimal structures of each function will be determined during the period following the completion of the Offer and the creation of the Combined Company, after an assessment of the Combined Company’s optimal structure and staffing.

Opinion of Lenner & Partners—Financial Advisor to Transmode

The Transmode Board retained Lenner & Partners to provide financial advisory services in connection with the Offer. On April 9, 2015, Lenner & Partners rendered its opinion to the Transmode Board in writing (the “Opinion Letter”), to the effect that, as of April 9, 2015 and based upon and subject to the assumptions and limitations set forth in the Opinion Letter, the Offer is fair from a financial point of view for the shareholders in Transmode.

The full text of the Opinion Letter is attached to this document as Annex A. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Lenner & Partners in rendering its opinion. We encourage you to read the entire opinion carefully. Lenner & Partners’ opinion is directed to the Transmode Board and addresses only the fairness, from a financial point of view, of the Offer as of the date of the Opinion Letter. The Opinion Letter does not address any other aspects of the Offer and does not constitute a recommendation as to whether the Transmode shareholders should tender their shares in the Offer, or any other action that a shareholder should take relating to the Offer. The summary of the Opinion Letter set forth in this document is qualified in its entirety by reference to the full text of the Opinion Letter.

In connection with rendering its opinion, Lenner & Partners, among other things reviewed:

•	the terms of the Offer and a draft of the press release regarding the announcement of the Offer;

•	publicly available information, such as annual reports, interim reports and broker reports regarding both Transmode and Infinera;

•	trading statistics, other financial and stock market-related information concerning Transmode and Infinera and similar information for certain other comparable companies;

•	selected mergers and acquisitions that have been viewed to be comparable to the Offer;

•	internal forecasts and forward-looking information regarding Transmode;

•	discussions with members of the management and the Transmode Board and representatives of Transmode’s other advisors; and

•	internal reports and materials compiled by Transmode’s other advisors.

The Opinion Letter notes the strong appreciation of the share price of Infinera during the preceding six month-period and notes that brokers’ forecasts and assessments reviewed by Lenner & Partners support Infinera’s share price. The Opinion Letter further notes Infinera’s large market capitalization and liquidity relative to that of Transmode, as well as the fact that an investment in Infinera stock exposes Transmode’s shareholders to changes in the exchange rate between the U.S. dollar and Swedish krona.

Lenner & Partners’ fairness opinion is based on several generally accepted valuation methods that are typically used in this type of analysis. The analyses were produced solely to enable Lenner & Partners to provide the Transmode Board with a fairness opinion whether or not the Offer is fair from a financial point of view. The Opinion Letter does not take into consideration any other potential transactions that could be more favorable for the shareholders of Transmode. Lenner & Partners did not conduct due diligence to control or verify the information received from Transmode and its advisors. Lenner & Partners relied upon the information received from Transmode and its advisors, which information was assumed to be true and fair and complete. Lenner &

Partners’ fairness opinion is based on current conditions and the information that has been received to date. The Opinion Letter does not include any assessment of the prices at which Infinera’s stock will trade in the future or any future changes in currency rates.

Transmode selected Lenner & Partners to act as its financial advisor based on Lenner & Partners’ qualifications and expertise. Transmode has agreed to pay Lenner & Partners a fixed fee for its fairness opinion, which fee is not dependent on the outcome of the Offer.

Comparison of Rights of Holders of Infinera Shares and Transmode Shares

Infinera is incorporated in the state of Delaware and the rights of Infinera stockholders are currently governed by the DGCL, the Nasdaq Listing Rules, U.S. Federal law and by Infinera’s certificate of incorporation and bylaws. Transmode is organized under the laws of Sweden and the rights of Transmode shareholders are currently governed by Swedish law and Transmode’s articles of association. After the completion of the Transaction, shareholders of Transmode will become stockholders of Infinera and their rights as such will be subject to the DGCL and the certificate of incorporation and the bylaws of Infinera. The description below of the rights attached to Infinera’s common stock will be substantially applicable to the Infinera Shares to be received by Transmode shareholders in the Offer.

The following is a summary of the material differences between the rights of Infinera stockholders and the rights of Transmode shareholders. While Infinera and Transmode believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. The summary also sets out certain differences between Delaware corporate law and Delaware corporate governance principles compared to the Swedish Companies Act (the “Companies Act”) (to the extent applicable to companies whose shares are traded on a regulated market) and the Swedish Corporate Governance Code (the “Swedish Code”) (the provisions of the Swedish Code apply on a “comply or explain”-basis), with the aim to highlight material differences between the rights of Infinera stockholders and the rights of Transmode shareholders. It should be noted that Infinera is not required to comply with the corporate governance rules of the Swedish Companies Act or of the Swedish Code. This summary is not intended to be a complete discussion of the respective rights of Infinera stockholders and Transmode shareholders and it is qualified in its entirety by reference to Delaware law, Swedish law and the various documents of Infinera and Transmode referenced in this summary. You should carefully read this entire prospectus and the other documents referenced in this prospectus for a more complete understanding of the differences between being a stockholder of Infinera and being a shareholder of Transmode. See the section entitled “Where You Can Find More Information” on page 105.

	Infinera Shares	Transmode Shares
Business of the Company

Under the DGCL, a corporation’s certificate of incorporation must set forth the nature of the business or purposes to be conducted or promoted. It is sufficient to state, either alone or with other businesses or purposes, that the purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, and by such statement all lawful acts and activities shall be within the purposes of the corporation, except for express limitations, if any.

Under the Companies Act, the objectives of a Swedish company must be set out in the articles of association. These objectives set out the limits within which the company can operate.

Pursuant to Section 3 of Transmode’s articles of association, Transmode shall design, develop, manufacture and sell products in the area of telecommunications systems through the company itself or through subsidiaries, including providing management services, financial and group management

	Infinera Shares	Transmode Shares
	Pursuant to Article III of its certificate of incorporation, the purpose of Infinera is to engage in any lawful act or activity for which corporations may be organized under the DGCL.	services, and conduct other business compatible therewith.

Capitalization

Under the DGCL, if the corporation is to be authorized to issue more than one class of stock, the certificate of incorporation must set forth the total number of shares of all classes of stock which the corporation shall have authority to issue and the number of shares of each class and must specify the par value (if any) of the shares of each such class.

The authorized capital stock of Infinera consists of 500,000,000 shares of common stock, $0.001 par value and 25,000,000 shares of preferred stock, $0.001 par value.

The Board is authorized, subject to limitations prescribed by law, to fix by resolution the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, and liquidation preferences.

As of May 29, 2015, there were 131,130,789 shares of Infinera common stock outstanding and no shares of preferred stock outstanding.

Under the Companies Act, the articles of association of a company must state the share capital or, where the share capital may be determined at a lower or higher amount without an alteration of the articles of association, the minimum share capital and maximum share capital, whereupon the minimum share capital shall be not less than one-fourth of the maximum share capital. The articles of association must also state the number of shares or, where a minimum share capital and a maximum share capital are stated in the articles of association, a minimum and maximum number of shares whereupon the relationship between the minimum share capital and the minimum number of shares shall be the same as the relationship between the maximum share capital and the maximum number of shares.

According to Transmode’s articles of association, the share capital shall be no less than SEK 4,000,000 and no more than SEK 12,000,000. The number of shares shall be no less than 20,000,000 and no more than 60,000,000. All shares have the same rights.

Under the Companies Act, a company may issue different classes of shares provided that such classes of shares are specified in the company’s articles of association and that the maximum number of shares in the articles of association are not exceeded.

As of May 29, 2015, there were 27,788,676 Transmode shares outstanding (including 79,440 shares held in treasury).

	Infinera Shares	Transmode Shares
Changes in Authorized Share Capital	Under the DGCL, a proposed amendment to the certificate of incorporation to change the number or type of shares of authorized capital stock requires the approval of the Board and the affirmative vote of a majority of all shares entitled to vote on the matter. If an amendment would adversely affect the rights of any stockholders of a particular class or series of stock, a majority of the outstanding shares of that class or series, voting as a class, also must vote to authorize the amendment.

Under the Companies Act, an alteration of the articles of association to amend the limits of the number of shares and share capital requires a resolution passed at a shareholders’ meeting. The number of votes required for a valid resolution depends on the type of alteration, however in any case a valid resolution requires not less than two-thirds of the votes cast and of the shares represented at the meeting.

Amendment to Organizational Documents

Under Delaware law, the certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote and a majority of the outstanding stock of each class entitled to vote as a class.

Infinera’s certificate of incorporation provides that Infinera reserves the right to amend any provision contained in the certificate of incorporation in the manner prescribed by statute, and all rights conferred upon the stockholders in the certificate of incorporation are granted subject to this reservation.

Delaware law provides that a corporation’s stockholders have the power to vote to amend its bylaws, although the corporation’s certificate of incorporation may give the Board the power to amend bylaws as well. Pursuant to Infinera’s bylaws, the Board is expressly authorized to adopt, amend or repeal the bylaws.

Under the Companies Act, an alteration of the articles of association requires a resolution passed at a shareholders meeting. The number of votes required for a valid resolution depends on the type of alteration, however in any case a valid resolution requires not less than two-thirds of the votes cast and of the shares represented at the meeting. The board of directors is not authorized to make amendments to the articles of association.

Vote	Delaware law and Infinera’s certificate of incorporation provide that each stockholder is entitled to one vote for each share held on all matters submitted to a vote of stockholders. Infinera’s stockholders do not have cumulative voting rights.	Under the Companies Act, different classes of shares may have different voting rights. No share may however have a voting right which exceeds the voting rights of any other share by more than ten times.

	Infinera Shares	Transmode Shares

Should the Board authorize the issuance of shares of preferred stock, the Board is authorized, subject to limitations prescribed by law, to fix the voting rights for these shares of preferred stock.

Dividends	Infinera has not paid any cash dividends to date and does not intend to pay any cash dividends in the near future. If Infinera should change its policy and in the future pay cash dividends with respect to its common stock, holders of Infinera’s common stock would be entitled to receive ratably such dividends, if any, as may be declared by the Board out of funds legally available therefor, subject to any preferential dividend rights of any outstanding shares of preferred stock. The Board determines the record date for any dividends declared. Thereafter, the ex-dividend date would typically be set by Infinera’s stock exchange. A stockholder of record that owns Infinera’s stock on the record date will be entitled to receive the dividend payment. Any party who purchases Infinera’s stock on or after the ex-dividend date will not be entitled to the dividend payment. If a holder of Infinera Shares entitled to a future dividend, if any, cannot be reached for a certain period of time (which time period varies from state to state), the stockholder’s claim to the dividend amount will typically be abandoned to the stockholder’s last known state of residence. In the case of a foreign stockholder, the dividend amount would typically revert to Infinera’s state of incorporation. Neither the DGCL, nor Infinera’s certificate of incorporation or bylaws contain any restrictions regarding the right to dividends of stockholders outside the United States or Sweden. However, U.S. withholding tax is normally deducted with respect to non-U.S. shareholders.	Under the Companies Act, only a vote of shareholders at a shareholders’ meeting may authorize the payment of dividends. A resolution to pay dividends may, with some exceptions, not exceed the amount recommended by the board of directors. Dividends may only be made if, after the payment of the dividend, there is sufficient coverage for the company’s restricted equity and the payment of dividends is justified, taking into consideration the equity required for the type of operations, the company’s need for consolidation and liquidity as well as the company’s financial position in general. Each person who is registered as a shareholder in the share register maintained by Euroclear as of the record date for the dividend determined at the shareholders’ meeting (usually the second business day following the shareholders’ meeting) will be entitled to receive the dividend distribution. Dividends are normally distributed to the shareholders through Euroclear. Where a shareholder cannot be reached through Euroclear, the shareholder’s claim on the company with respect to the dividend amount will remain in force and shall be limited in time only pursuant to the general Swedish rules regarding a 10-year limitations period for claims. Where any claim is time-barred, the dividend shall inure to the company.

	Infinera Shares	Transmode Shares
Distribution of Assets upon Liquidation	A corporation dissolved in accordance with the DGCL is required to make arrangements to pay all claims or obligations in full if there are sufficient assets. If there are insufficient assets, claims and obligations shall be paid or provided for in accordance with their priority, and, among claims of equal priority, ratably to the extent of assets legally available. Any remaining assets shall be distributed to the stockholders of the dissolved corporation (but not before the expiration of 150 days from the date of the last notice provided pursuant to Delaware law). Upon the liquidation, dissolution, or winding up of Infinera, the holders of Infinera Shares are entitled to receive ratably the net assets of Infinera available after the payment of all debts and liabilities and subject to the prior rights of any outstanding preferred stock.	Under the Companies Act, all shares carry equal rights in a liquidation unless otherwise provided in the articles of association of the company.

Redemption Provisions	Under the DGCL, any corporation may purchase, redeem and dispose of its own shares, except that it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption, provided that if a corporation redeems its stock, immediately following any such redemption, the corporation must have outstanding one or more shares of one or more classes which shares together must have full power to vote on matters submitted to a vote of stockholders. Holders of Infinera Shares do not have redemption rights under the certificate of incorporation and bylaws.	Under the Companies Act, a listed company may purchase a maximum of ten percent of all outstanding shares in the company provided that a shareholders’ meeting has resolved upon this with a qualified majority. A shareholders’ meeting may also resolve upon the redemption of the company’s shares. Purchase of own shares or redemption of the company’s shares may only be made if, after the payment of the purchase or redemption price, there is sufficient coverage for the company’s restricted equity and the payment is justified, taking into consideration the equity required for the type of operations, the company’s need for consolidation and liquidity as well as the company’s financial position in general.

Pre-emptive Rights	Under Delaware law, absent express provision in a corporation’s certificate of incorporation, a shareholder does not, by operation of law, possess preemptive rights to	Under the Companies Act, shareholders have pre-emptive rights (Sw. företrädesrätt) to subscribe for new shares issued in proportion to their shareholdings as of a certain

	Infinera Shares	Transmode Shares

subscribe to additional issuances of the corporation’s stock.

Infinera’s certificate of incorporation does not provide that shareholders possess any preemptive right to subscribe to additional issuances of Infinera’s capital stock.

record date for the new share issue. Pre-emptive rights to subscribe do not apply with respect to shares issued for consideration other than cash, shares issued pursuant to convertible debentures or warrants previously granted by the company. The pre-emptive rights to subscribe for new shares may also be set aside by a resolution passed by two-thirds of the votes cast and shares represented at the shareholders’ meeting resolving upon the issue.

Authorized but Unissued Shares	The authorized but unissued shares of Infinera common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NASDAQ Global Select Stock Market. These additional shares may be deemed to have an anti-takeover effect and may delay or prevent a change of control of Infinera. In particular, the Board could issue shares of preferred stock that could, depending on the terms of the series, discourage a potential acquirer from making an unsolicited acquisition attempt or otherwise deter a transaction that a majority of the stockholders might believe to be in their best interest or in which stockholders might receive a substantial premium for their stock over the then-current market price.	Under the Companies Act, resolutions on new share issues are passed by the shareholders at a shareholders’ meeting. At a shareholders’ meeting, the shareholders may also authorize the board of directors to issue new shares, provided that the authorization is within the limits of the number of shares and share capital set out in the company’s articles of association. Further, the board of directors may resolve to issue new shares without such authorization, provided that the resolution is conditioned upon the shareholders’ approval at a shareholders’ meeting and within the limits of the number of shares and share capital set out in the company’s articles of association.

Obligations for a company to disclose changes in its share capital

Under U.S. securities laws and Nasdaq listing requirements, a company is required to register shares that are offered and issued pursuant to a public offering. The company must file a publicly available registration statement with the SEC, disclosing certain information about the company and the securities to be offered and issued.

A company may also issue additional shares in a private offering or other unregistered offering. Any such

Where the total number of shares or votes in a company with shares listed on Nasdaq Stockholm is increased or reduced, the company shall publish information regarding such change. The disclosure shall be made on the last trading day of the calendar month in which the increase or decrease occurs.

	Infinera Shares	Transmode Shares

unregistered offering generally must be reported in the company’s annual or quarterly report for the applicable fiscal period in which such shares were sold.

Listing	Infinera common stock is traded on the NASDAQ Global Select Market under the symbol “INFN.” On May 29, 2015, the closing price of Infinera common stock as reported on the NASDAQ Global Select Market was $20.64 per share.	The shares of Transmode are traded on Nasdaq Stockholm under the symbol “TRMO.” On May 29, 2015, the closing price of the shares of Transmode as reported on the Nasdaq Stockholm was SEK 111 per share.

Registrar and Transfer Agent	The registrar and transfer agent for Infinera common stock is Computershare Shareowner Services LLC.	Transmode’s shares are registered in the electronic securities system maintained by Euroclear (Euroclear Sweden AB, PO Box 191, SE-101 23 Stockholm, Sweden) as central securities depository.

Staggered Board, Appointment and Removal of Directors

Infinera’s certificate of incorporation and bylaws provide for the division of its board of directors into three classes, with no one class having more than one more director than any other class, serving staggered three year terms. Infinera’s directors are elected by a plurality vote, which means that the directors who receive the most “FOR” votes cast by the shares present in person, or represented by proxy, and entitled to vote at the meeting will be elected.

Under Delaware law, directors may be removed from office, with or without cause, by a majority shareholder vote. Infinera’s certificate of incorporation and bylaws provide that any director may be removed from office by the stockholders only for cause.

These provisions may have the effect of making it more difficult for a third party to acquire control of Infinera, or of discouraging a third party from attempting to acquire control of Infinera.

Under Swedish law, the board of directors shall, except for any employee representatives, be elected by the annual general meeting (“AGM”) of shareholders, unless the articles of association provide otherwise. The members of the board of directors are usually elected for the period until the end of the next AGM of shareholders, unless a longer term of up to four financial years is set out in the articles of association. It is possible for a Board member to be re-elected for a new term of office.

Directors may be removed from office, with or without cause, by the shareholders’ meeting.

	Infinera Shares	Transmode Shares
Number of Directors	The DGCL provides that a corporation must have at least one director and that the number of directors shall be fixed by or in the manner provided in the bylaws unless the certificate of incorporation fixes the number of directors. Infinera’s certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time by Infinera’s Board of Directors. The current number of directors of Infinera is fixed at 8.	Under the Companies Act, a public company shall have a board of directors consisting of at least three Board members. More than half of the directors shall be resident within the European Economic Area (unless otherwise approved by the Swedish Companies Registration Office (Sw. Bolagsverket)). The actual number of Board members shall be determined by a shareholders’ meeting, within the limits set out in the company’s articles of association.

Director Independence Requirements

Directors are elected at annual meetings of stockholders. Vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board, although less than a quorum, at any meeting of the Board rather than by stockholders at a stockholders’ meeting. A person so elected by the Board to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

Under the Nasdaq Listing Rules, a majority of the members of the Board must be independent. In addition, all of the members of Infinera’s Audit Committee and Compensation Committee must be independent, and director nominees selected or recommended to the Board for selection must be chosen by an independent nominating committee or by a majority of the independent members of the Board.

The Swedish Code includes certain independence requirements for the Directors, according to which more than 50 percent of the Directors shall be independent of the company and two out of these shall also be independent of major shareholders.

Companies to which the Swedish Code applies shall have a nomination committee. In addition to nominating Directors, the nomination committee shall nominate the Chairman of the board of directors and the auditors and shall also propose fees to each Director and to the auditors. The nomination committee’s proposals are to be presented in the notice of the shareholders’ meeting and on the company’s website.

Powers of the Board of Directors	Pursuant to the DGCL and Infinera’s bylaws, the business and affairs of Infinera are generally managed by or under the direction of a board of directors.	Under the Companies Act, the board of directors is responsible for the organization of the company and the management of the company’s affairs. The board of directors shall

	Infinera Shares	Transmode Shares

regularly assess the company’s financial position and, where the company is the parent company in a group, the group’s financial position. Moreover, the board of directors shall ensure that the company’s organization is structured in such a manner that accounting, management of funds, and the company’s finances in general are monitored in a satisfactory manner.

The board of directors in a public company shall appoint a Managing Director and may also appoint one or more Deputy Managing Directors. The Managing Director is responsible for the day-to-day management of the company in accordance with law, which normally includes appointing the other senior executives. The Managing Director shall be resident within the European Economic Area (unless otherwise approved by the Companies Registration Office).

Compensation of Directors and Officers

The Board has the authority to fix the compensation of directors. In addition, Infinera is required under the Nasdaq Listing Rules to have a Compensation Committee to provide independent oversight over executive compensation. To this end, Infinera’s Compensation Committee is responsible for establishing Infinera’s compensation philosophy and policies, administering all of its compensation plans for executive officers, and recommending the compensation for the non-employee directors of the Board. The Compensation Committee also oversees, reviews and administers all of Infinera’s material employee benefit plans, including Infinera’s 401(k) plan, and reviews and approves various other compensation policies and matters.

The Nasdaq Listing Rules require Infinera to adopt and maintain a

Under the Companies Act, the remuneration to the board of directors shall be determined by shareholders at the AGM of shareholders, specifying the amount for each Director. For companies complying with the Swedish Code, the nomination committee’s proposal to the AGM of shareholders shall include a proposal regarding the remuneration to each member of the Board.

In addition, companies shall pursuant to the Swedish Code have a remuneration committee. The remuneration committee shall prepare the board of directors’ resolutions regarding executive compensation and shall also monitor and evaluate the company’s principles and levels of remuneration to the executive management, including programs for variable compensation. The Chairman of the

	Infinera Shares	Transmode Shares
	Compensation Committee charter which specifies, among other things, the compensation committee’s responsibility for determining, or recommending to the Board for determination, the compensation of the chief executive officer and all other executive officers of Infinera.	board of directors may chair the remuneration committee, while other committee members shall be independent of the company and the management. The Swedish Code also stipulates that variable compensation paid in cash to the executive management shall be subject to predetermined limits regarding the total outcome. The board of directors shall consider (i) making payment conditional on the performance proving to be sustainable over time and (ii) introducing the right to reclaim remuneration that has been paid on the basis of information which later proves to be manifestly misstated. Furthermore, all share and share-price related incentive schemes for the executive management shall be approved by a shareholders’ meeting.

Right to Indemnification

Infinera’s bylaws provide that Infinera shall indemnify its directors, officers and employees to the fullest extent not prohibited by the DGCL (as presently existing or as may thereafter be amended). Infinera is not required to indemnify any director, officer or employee in connection with any proceeding initiated by such person unless the proceeding was authorized by the Board. Expenses incurred by persons receiving such indemnification in connection with proceedings may be paid by Infinera as incurred and before final disposition of the proceedings upon receipt of an undertaking by or on behalf of such person to repay the amount if it is determined ultimately that such person is not entitled to be indemnified by Infinera.

The DGCL and Infinera’s bylaws provide that Infinera has the power to purchase insurance on behalf of any person required or permitted to be indemnified pursuant to the bylaws.

Swedish corporate law does not contain specific provisions requiring that the articles of association provide for indemnification of Board members, officers or other persons. It is not uncommon, however, for listed Swedish companies to have specific insurance protection arrangements for its directors and officers. Under the Companies Act, the shareholders at the annual shareholders’ meeting shall resolve on the discharge of the board of directors and the managing director from liability. An action for damages on behalf of the company may be available in certain circumstances against a founder, Board member, managing director, auditor or shareholder of the company. Such an action may be instituted where at a shareholders’ meeting the majority, or a minority comprising the owners of at least one-tenth of all shares, has supported the proposal that such an action be instituted. The action for damages in favor of a company may be conducted by owners of at least one-tenth of all shares.

	Infinera Shares	Transmode Shares
Annual Meetings and Special Meetings

The DGCL provides that the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the Board. Notwithstanding the foregoing, the Nasdaq Listing Rules require Infinera to hold an annual meeting of stockholders no later than one year after the end of its last completed fiscal year. In addition, under Delaware law, if a company does not hold an annual meeting of stockholders within 13 months of its last annual meeting, any stockholder or director may seek an order from the Delaware Court of Chancery to require a meeting.

Special meetings of the stockholders may be called by the Board or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. Infinera’s bylaws require that an annual meeting be held each year and that special meetings of stockholders be called only by the Board, the chairperson of the Board, the chief executive officer, or the president if there is no chief executive officer. The Board may determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication. Business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting. The results of a stockholder vote should be filed with the SEC within four business days after the meeting.

Under the Companies Act, shareholders’ meetings shall be held in the city where the board of directors holds its office. An annual shareholders’ meeting shall be held within six months of the end of each financial year. The Swedish Code stipulates that the Chairman of the board of directors together with a quorum of directors, as well as the managing director, shall attend shareholders’ meetings. The Chairman of the shareholders’ meeting shall be nominated by the nomination committee and elected by the shareholders’ meeting. The minutes of a shareholders’ meeting shall be available on the company’s website no later than two weeks after the meeting.

Extraordinary shareholders’ meetings may be called by the board of directors, where the board believes that reason exists to hold a general meeting prior to the next ordinary general meeting. The board of directors shall also convene an extraordinary general meeting (“EGM”) where an auditor of the company or owners of not less than one-tenth of all shares in the company demand in writing that such a meeting be convened to address a specified matter.

Notice of Stockholder Meetings	Under the DGCL, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.	Under the Companies Act, notice of an AGM of shareholders must be issued no sooner than six weeks and no later than four weeks before the date of an AGM. In general, notice of EGMs must be issued no sooner than six weeks and no later than three weeks before the meeting. Listed companies must always notify

	Infinera Shares	Transmode Shares
shareholders of a general meeting by advertisement in the Swedish Official Gazette and on the company’s website. Subject to its articles of association, the company must either publish the full notice in a daily newspaper with nation-wide circulation or a short form message containing information regarding the notice and where it can be found. The notice shall include an agenda listing each item that the meeting is to resolve upon.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Infinera’s bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors, must provide timely notice of such stockholder’s intention in writing.

To be timely, a stockholder nominating individuals for election to the Board or proposing business must provide advance notice to Infinera not less than 45 days nor more than 75 days prior to the anniversary date on which Infinera mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting. In the case of stockholder nominations of directors at a special meeting, notice must be provided to Infinera not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.

A shareholder who wishes to have a matter addressed at a shareholders’ meeting shall submit a written request therefor to the board of directors. The matter shall be addressed at the meeting, provided the request was received by the board of directors: (i) not later than one week prior to the earliest date on which notice to attend the shareholders’ meeting may be issued; or (ii) after the date specified in point (i), but in due time for the matter to be included in the notice to attend the meeting.

Annual Meeting Record Date	Under the DGCL and Infinera’s bylaws, the Board may fix the record date for a stockholder meeting, which record date must not be more than 60 nor less than 10 days before the date of such meeting.	Under the Companies Act, in order for a shareholder in a company to participate in a shareholders’ meeting, the holder must have his or her shares registered in his or her own name in the shareholders’ register kept by the central securities

	Infinera Shares	Transmode Shares
depository on the fifth weekday prior to the date of the shareholders’ meeting.

Voting at Stockholder Meetings

Stockholders holding shares as of the record date may vote their shares in person at a stockholder meeting. Shares held beneficially in street name (including shares registered with Euroclear and held by Euroclear through its account with Brown Brothers Harriman) may be voted in person at the stockholder meeting only if the stockholder obtains a legal proxy issued in its name from the broker, trustee or other nominee that holds such stockholder’s shares.

Stockholders of record may also vote by submitting a proxy by mail or over the internet, or by telephone. Stockholders that hold shares beneficially in street name may vote by proxy by submitting voting instructions to their broker, trustee or other nominee.

Under the Companies Act, shareholders of record as of the record date are entitled to vote at a general meeting (in person or by appointing a proxy holder). Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporary registered as a shareholder of record at the record date. Shareholders must also, if provided for in the articles of association, give notice of their intention to attend the shareholders’ meeting.

Limits on Ability of Stockholders to Act by Written Consent

Delaware law provides that unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a written consent to the action is signed by shareholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.

Infinera’s certificate of incorporation provides that its stockholders may not act by written consent.

There is no right of shareholders to act by written consent unless all shareholders of the company agree, which is not a practical possibility for Swedish companies whose shares are traded on a regulated market.

Financial statements, auditor’s reports, auditors and audit committee	Under the Exchange Act, U.S. public companies are required to deliver audited financial statements in connection with certain of their periodic public reports. These financial statements are audited by Infinera’s independent auditors.	Under the Companies Act, the shareholders at the annual shareholders’ meeting shall adopt the balance sheet and the profit and loss statement. The annual report, together with the auditors’ report, must be presented at a shareholders

	Infinera Shares	Transmode Shares
Infinera’s relationship with the independent auditors is managed by the audit committee of the Board in accordance with the pre-approval and independence requirements and the standards for the audit committee conduct set forth in the rules and regulations of the SEC and NASDAQ.

annual meeting held within six months of the end of the financial year. A copy of the annual report and the auditors’ report must be made available to the shareholders not less than three weeks before the meeting. Pursuant to the Swedish Code, the board of directors shall ensure that the company’s six- or nine-month report is reviewed by the company’s auditor.

Auditors are appointed by a general meeting of shareholders, whereby a registered accounting firm may be appointed auditor. The Swedish Code requires that the board of directors shall at least once annually meet the company’s auditor without any member of the executive management present.

Companies whose shares are listed on a regulated market must have an audit committee, unless the assignments of such committee are carried out by the board of directors. The audit committee shall, among other things, monitor the company’s financial reporting, internal control, internal audit and risk management, review and monitor the auditor’s impartiality and independence and assist in the preparation of election of auditors.

The members of the audit committee must not be employed by the company and at least one member of the committee must be independent and have accounting or auditing skills. Additional independence requirements are set forth in the Swedish Code.

Corporate Governance Reports	Companies subject to the reporting requirements of the Exchange Act are required to file with the SEC, among other reports and notices: (i) an annual report on Form 10-K within 60 days after the end of each	Swedish companies whose shares are subject to trading on a regulated market shall according to law prepare an annual corporate governance report, with information about, among other things, the key

Infinera Shares	Transmode Shares

fiscal year; (ii) quarterly reports on Form 10-Q within 40 days after the end of each of the first three fiscal quarters of each year; and (iii) current reports on Form 8-K within four business days after the occurrence of important corporate events (collectively, the “Periodic Reports”). The Periodic Reports are intended to supplement the information that has previously been made public in prior filings with the SEC and also require that Infinera’s principal executive officer and principal financial officers make certain certifications regarding Infinera’s internal controls. Under the Exchange Act proxy rules, Infinera must also comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings. Infinera’s Periodic Reports and proxy statement relating to the annual stockholder meeting provide current and prospective investors with information about, among other things, Infinera’s financial performance, corporate history, organizational and leadership structure, equity, holdings, and subsidiaries. Infinera is required to provide certain prescribed information about its directors and executive officers in its 10-K or proxy statement, including information regarding their professional backgrounds, ages, equity ownership in Infinera, compensation, and, in the case of directors, qualifications to serve on the Board.

elements of the internal control systems, information about major shareholders, information about the Board of Directors and its committees and any mandates for the Board of Directors to issue new shares or acquire treasury shares.

In addition to the requirements as to the content of such report stipulated by legislation, the Swedish Code requires that the company in the report state which rules of the Swedish Code it has not complied with, explain the reasons for each case of non-compliance and describe the solution it has adopted instead. Moreover, the corporate governance report shall include certain information regarding the division of work among the Directors and its committees, certain information about the Directors and the managing director (such as age, principal education, work experience and shareholdings in the company) and details on any infringement of the stock exchange rules or good practice on the securities market during the past year.

The company must also have a section on its website devoted to corporate governance matters, where the company’s three most recent corporate governance reports are to be posted, together with, among other things, the articles of association, information about the nomination committee, information about upcoming shareholders’ meetings, the minutes of shareholders’ meetings held during the past three years, information about the directors, the managing director and the auditor and a description of the company’s system of variable remuneration to the board of directors and the executive management, as well as of each outstanding share and share price related incentive scheme.

	Infinera Shares	Transmode Shares
Distribution of Information to the Markets	Under U.S. securities laws and Nasdaq listing requirements, a company is required to file annual and quarterly reports with the SEC and to also generally disclose information about certain specific events within four business days of the relevant event. These reports are referred to as Form 10-Ks (annual report), Form 10-Qs (quarterly reports) and Form 8-Ks (current reports) and are available on the SEC’s website. Regulation Fair Disclosure (FD) also generally prohibits companies from selectively disclosing material information to certain individuals, such as analysts, investors and stockholders, before public disclosure of the information. Nasdaq disclosure rules also require companies to give notice to Nasdaq before releasing certain information publicly.	A company with shares listed on Nasdaq Stockholm is required to publish certain information by means of a press release, including but not limited to financial reports, information relating to shareholders’ meetings, issues of securities, changes to its board, management or auditors, acquisitions or divestments of businesses, transactions with closely related parties, as well as information about decisions or other facts and circumstances that are reasonably expected to affect the price of the company’s securities. Further, the company shall keep available on its website its financial reports (for a minimum of five years from the date of disclosure) and all other information disclosed by the company under the rules of Nasdaq Stockholm (for a minimum of three years from the date of disclosure).

Requirements for Insider Reporting	Section 16 of the Exchange Act requires directors, officers and stockholders beneficially owning more than 10% of the company’s outstanding common stock to report their ownership of the company’s equity securities. These individuals and entities must report initial ownership of the company’s equity securities and any change in the amount of securities owned thereafter, and in some cases an annual statement of beneficial ownership must be reported. The reports are commonly referred to as Forms 3, 4, and 5 and are publicly available on the SEC’s website at www.sec.gov. Under Section 16 of the Exchange Act, individuals or entities that enter into certain acquisition and disposition transactions (or similarly certain disposition and acquisition transactions) involving the company’s equity securities in any period of less than six months must forfeit any net profits from such transactions to the company.	Under Swedish law, persons holding an insider position (Sw. insynsställning) in a company with shares listed on Nasdaq Stockholm are required to report their holdings of shares and other financial instruments in such company (including holdings of certain closely affiliated natural and legal persons) and any changes in such holdings to the SFSA. The reporting shall be made in accordance with the Swedish Act on Reporting Obligations for Certain Holdings of Financial Instruments (SFS 2000:1087) and the reports are publicly available on the SFSA’s website www.fi.se. In addition, the same act stipulates a trading ban for the managing director, the deputy managing director(s), the members and deputy members of the Board of Directors, the external auditor and deputy auditor, as well as for the company itself, during the thirty days preceding the publication of the company’s ordinary quarterly interim reports (including the day of publication).

	Infinera Shares	Transmode Shares

Under Section 13 of the Exchange Act, stockholders beneficially owning more than 5% of the company’s outstanding common stock are also required to file certain reports with the SEC disclosing the beneficial ownership and, in certain instances, their intentions with respect to their equity ownership and the relevant company. These reports are commonly referred to as Schedule 13D and Schedule 13G filings and are publicly available on the SEC’s website at www.sec.gov.

The Exchange Act also requires companies to disclose certain purchases of equity securities by themselves and their affiliated purchasers in their annual and quarterly reports covering the applicable fiscal period in which such shares were purchased.

Infinera has also adopted an insider trading policy pursuant to which certain individuals who have or may have access to material non-public information must refrain from the purchase or sale of Infinera’s securities other than during the period in any fiscal quarter beginning on the third trading day following the date of public disclosure of the financial results for the prior fiscal quarter or year and continuing until the twenty-first (21st) day prior to the end of the then current fiscal quarter, and are also subject to certain internal pre-clearance requirements. Pursuant to Rule 10b5-1 under the Exchange Act and Infinera’s policies, individuals may adopt non-discretionary share trading plans that permit them to buy or sell the company’s common stock notwithstanding the trading limitations described above.

A holder of shares in a company with shares listed on Nasdaq Stockholm must report to the SFSA information on any acquisitions or transfers of shares in the company resulting in the holding reaching, exceeding or falling below 5, 10, 15, 20, 25, 30, 50, 66 2/3 or 90 percent of the aggregate number of shares or voting rights in the company. The SFSA will publish such reports.

The company itself must publish information about any acquisitions or transfers of own shares resulting in the company’s holding reaching, exceeding or falling below the aforementioned thresholds. The company will also be subject to additional disclosure rules of Nasdaq Stockholm relating to the acquisitions or transfers of own shares.

Business Combinations	Generally, under the DGCL, unless the certificate of incorporation	Under the Companies Act, a merger requires a resolution to be passed at a

Infinera Shares	Transmode Shares

provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires: (i) the approval of the Board; and (ii) approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter. Infinera’s certificate of incorporation does not require a vote of a larger portion of stock.

Under the Nasdaq Listing Rules, acquisitions involving the following require stockholder approval: (a) where any director, officer or substantial stockholder of the issuer has a 5 percent or greater interest (or such persons collectively have a 10 percent or greater interest), in the company or assets to be acquired or the consideration to be paid in the transaction and the issuance of common stock could result in an increase in outstanding common shares or voting power of 5 percent or more; or (b) where, due to the issuance of additional shares of common stock, or securities convertible into or exercisable for common stock, other than a public offering for cash: (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or securities; or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of such stock or securities.

shareholders’ meeting. The number of votes required for a valid resolution depends on the type of companies involved, however in any case a valid resolution requires approval from not less than two-thirds of the votes cast and the shares represented at the meeting. A liquidation requires a resolution to be passed at a shareholders’ meeting supported by more than half of the votes cast, unless otherwise provided in the articles of association of the company. A material change of the operations conducted by the company may require a change of the company’s objectives in the articles of association.

Good practice on the Swedish stock market requires that certain decision making procedures be applied if a Swedish listed company decides to transfer or acquire shares in a subsidiary, a business or other assets, to or from a Board member, a deputy Board member, the managing director, the deputy managing director, other employees or larger shareholders (including related parties to such persons). Under these procedures the transfer or acquisition must be approved by the shareholders at a shareholders’ meeting and the board of directors must obtain a valuation report or fairness opinion from an independent expert as a basis for the decisions by the shareholders’ meeting. Moreover, the board of directors shall prepare a statement/report regarding the proposed transfer or proposed acquisition.

Infinera Shares	Transmode Shares
Infinera is also subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for three years following the date that the stockholder became an interested stockholder, unless: (i) prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is any person who, together with such person’s affiliates and associates (1) owns 15 percent or more of a corporation’s voting securities or (2) is an affiliate or

	Infinera Shares	Transmode Shares

associate of a corporation and was the owner of 15 percent or more of the corporation’s voting securities at any time within the three year period immediately preceding a business combination governed by Section 203.

Infinera expects the existence of this provision to have an anti-takeover effect with respect to transactions the Board does not approve.

Mandatory Takeover Bids	The DGCL provides that a parent corporation owning at least 90 percent of each class of the stock of a subsidiary entitled to vote on a merger can merge with that subsidiary without advance notice or consent of the minority stockholders upon approval by the parent’s board of directors.

Under the Swedish Takeover Act, a person who (alone or in concert with a closely related third party) acquires shares carrying 30 percent or more of the voting rights in a Swedish company listed on a regulated market within the EEA or an equivalent market outside the EEA must make a public offer for the remaining shares in the company.

Under the Companies Act, a shareholder holding more than 90 percent of the shares in a company is entitled to acquire the remaining shares from the other shareholders in the company on a compulsory basis. Correspondingly, a minority shareholder is also in such situation entitled to demand that the majority shareholder purchase his or her shares. For additional information on the compulsory acquisition procedure, see the section entitled “—Special Considerations.”

Appraisal Rights

Infinera stockholders are not entitled to any rights to seek appraisal of their shares or to exercise any preemptive rights in connection with the issuance of shares of Infinera Shares in connection with the Offer. Under Swedish law and Transmode’s articles of association, Transmode shareholders are not entitled to any rights to seek appraisal of their Transmode shares in connection with the Offer, though certain related rights exist in connection with the compulsory acquisition proceedings described under “—Special Considerations.”

Anticipated Accounting Treatment

The acquisition of Transmode shares acquired in the Offer will be accounted for under the acquisition method of accounting under U.S. GAAP, which means that Transmode’s results of operations will be consolidated with Infinera’s from the date of the closing of the Offer and their respective assets and liabilities, including identified intangible assets, will be recorded at their then fair values at the same time with the excess purchase price allocated to goodwill.

Undertaking to accept the Offer and lock-up undertaking

Undertaking to accept the Offer

Pod, holding in aggregate 9,223,140 Transmode shares, representing approximately 33 percent of the total number of shares and votes in Transmode, has undertaken to accept the Offer, subject to certain conditions. In the event that, before the expiration of the acceptance period (including any extension) under the Offer, a third party announces a public offer to acquire all the shares in Transmode for a price which exceeds the price in the Offer by more than eight (8) percent (the “8 Percent Hurdle”) and such offer is recommended by the board of directors of Transmode (a “Superior Offer”), and provided that Infinera has not publicly announced an increased Offer that is recommended by the board of directors of Transmode (“Increased Offer”) no later than on the date preceding the last day of the acceptance period (excluding any extension of it) under the Superior Offer (the “Right to Match”), then Pod’s undertaking to accept the Offer shall lapse and Pod shall be entitled to withdraw any acceptance of the Offer and accept the Superior Offer. In case an Increased Offer is made and the Superior Offer is thereafter increased to exceed the Increased Offer and such increased Superior Offer is recommended by the board of directors of Transmode (an “Increased Superior Offer”), and provided that Infinera does not exercise its Right to Match, then Pod’s undertaking to accept the Offer shall lapse and Pod shall be entitled to withdraw any acceptance of the Offer and accept the Increased Superior Offer. The 8 Percent Hurdle shall apply to a Superior Offer only (but not to any subsequent Increased Superior Offer), whereas the Right to Match shall apply to each and every Superior Offer and each and every Increased Superior Offer.

For the purposes of determining whether a Superior Offer exceeds the 8 Percent Hurdle, or, as the case may be, an Increased Superior Offer exceeds an Increased Offer, the following shall apply: (i) the part of the consideration that consists of listed securities under the Offer or, as the case may be, an Increased Offer shall be valued based on the Prevailing Conditions (as defined below) on the last completed trading day before announcement of the Offer or, as the case may be, the Increased Offer; (ii) if a Superior Offer or, as the case may be, an Increased Superior Offer includes a cash alternative coupled with a not all cash alternative, then the value of the cash alternative shall be elected for the determination of the offer value and any alternative forms of consideration shall be disregarded; and (iii) if the consideration under a Superior Offer or, as the case may be, an Increased Superior Offer consists (wholly or partly) of listed securities, such offer shall be valued based on the Prevailing Conditions (as defined below) on the last completed trading day before announcement of the Superior Offer or, as the case may be, the Increased Superior Offer. The “Prevailing Conditions” shall mean (i) the quotation or price (as derived from the relevant exchange) of Infinera’s or the third party’s securities, as relevant, at the close of business on the above specified trading day and (ii) if the currency of the consideration under an offer is not in SEK, the currency conversion shall be calculated based on the applicable currency/SEK exchange rate on the day immediately preceding the date the offer was publicly announced, as derived from the European Central Bank daily foreign exchange reference rate at close of business.

Pod’s undertaking to accept the Offer shall terminate automatically and be of no further force or effect if the Offer lapses or is withdrawn, or the undertaking has lapsed due to a Superior Offer in accordance with the above, i.e., in cases where Infinera has not exercised its Right to Match. Furthermore, all of Pod’s obligations under the undertaking will lapse, at the option of Pod, if (a) the Offer is not being declared unconditional before 15 September 2015; (b) a circumstance has occurred, which could not have been reasonably known or anticipated by Pod at the time of entering into the undertaking, which would have a material adverse effect or could reasonably be expected to have a material adverse effect on Infinera’s liquidity, sales, results, solidity, assets or equity; or (c) any information made public by Infinera or disclosed by Infinera to Pod or Transmode is materially inaccurate, incomplete or misleading in respects that could reasonably be expected to have a materially adverse effect on Infinera’s liquidity, sales, results, solidity, assets or equity.

Lock-up Undertaking

Pod has agreed not to dispose of the Infinera Shares received as consideration for the Transmode shares tendered in the Offer during a certain period (the “Holding Period”). The Holding Period will commence upon settlement of the Offer and will continue until all of the Infinera Shares received have been released from the holding restrictions pursuant to the following: one-fifth (1/5) of the shares shall be released from the holding restrictions on the forty-fifth day after settlement of the Offer and one-fifth (1/5) of the shares shall be released from the holding restrictions each month thereafter on the same day of the month as the day of the settlement of the Offer. Thomas J. Fallon, CEO of Infinera, and David F. Welch, Co-Founder and President of Infinera, have, subject to certain exceptions, entered into similar restrictions on their shares in Infinera.

Special Considerations

Statement from the Swedish Securities Council

The Swedish Securities Council (Sw. Aktiemarknadsnämnden) has approved an extension of the period for preparing and filing the Offer Document with the SFSA (Sw. Finansinspektionen) from four weeks after the announcement of the Offer, to eight weeks after such date. The reasons for the extension are the time-consuming process of preparing pro forma financial statements, including converting Transmode’s financial statements from IFRS to U.S. GAAP, and that Infinera has certain filing requirements with the SEC (see ruling AMN 2015:06).

Compulsory Acquisition Proceedings and De-listing

In the event that Infinera obtains more than 90 percent of the Transmode shares, Infinera intends to commence a compulsory acquisition procedure under the Swedish Companies Act to acquire all remaining Transmode shares.

The purchase price for the Transmode shares acquired through a compulsory acquisition procedure will be determined by an arbitration tribunal. The Swedish Companies Act provides that the purchase price for the remaining Transmode shares will be equivalent to the value of the consideration in the Offer, unless there are any special circumstances at hand that call for a different price. It may take 18 months or more from initiation of the compulsory acquisition procedure until the arbitration tribunal decides on the purchase price. Thereafter, the purchase price will be distributed to the shareholders whose Transmode shares were acquired through the compulsory acquisition procedure, together with interest earned at a market rate set by the Swedish Central Bank pursuant to Swedish law.

Infinera may elect to request advance title to the Transmode shares to be acquired in the compulsory acquisition procedure, in accordance with the Swedish Companies Act. Advance title means that full ownership is obtained by Infinera with respect to the remaining Transmode shares before the arbitration proceedings regarding the purchase price have been completed. The arbitration tribunal’s granting of advance title would normally take at least six months from the initiation of the compulsory acquisition proceedings and would be subject to Infinera providing satisfactory security for payment of the purchase price and the accrued interest thereon.

If, as described above, advance title to the Transmode shares is obtained by Infinera, Infinera may be required to make payment for part of the compulsory acquisition price prior to completion of the arbitration proceedings. In particular, following an award of advance title and at the request of a party to the proceedings or the legal representative for the minority shareholders, the arbitration tribunal may, but is not required to, issue a separate award with respect to that portion of the purchase price that is not disputed by Infinera. In that case, Infinera would be obliged to pay such portion prior to the final arbitration award. There is no guarantee, however, that such early payment will be awarded.

In the event that Infinera obtains more than 90 percent of the Transmode shares, Infinera intends to propose a de-listing of the Transmode shares from Nasdaq Stockholm where Transmode shares are currently listed.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the Offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the tax on net investment income, the alternative minimum tax or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation, banks, insurance companies or other financial institutions; tax-exempt organizations; controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax; brokers or dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than 5 percent of Infinera’s capital stock (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; partnerships, other pass-through entities or other entities classified as partnerships for U.S. federal income tax purposes (and partners or investors therein); persons who hold Transmode shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; persons who hold or received Transmode shares pursuant to the exercise of any employee stock option or otherwise as compensation; corporations that are subject to the provisions of Section 7874 of the Code; or persons who do not hold their Transmode shares as a capital asset within the meaning of Section 1221 of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds Transmode shares, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Transmode shares, and partners in such partnerships, should consult their tax advisors.

U.S. Holder and Non-U.S. Holder Defined

For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of Transmode shares who is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of Transmode shares (other than a partnership) who is not a U.S. holder.

Tax Consequences to U.S. Holders

Consequences of the Offer

The receipt of cash and shares of Infinera’s common stock in exchange for Transmode shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. holder who receives cash and shares of Infinera’s common stock in exchange for Transmode shares pursuant to the Offer, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between:

•	the amount realized, as described in the succeeding sentence; and

•	your adjusted tax basis in the Transmode shares exchanged therefor.

The amount realized generally will be the sum of:

•	the fair market value of the shares of Infinera common stock you receive pursuant to the Offer; and

•	the U.S. dollar value of the Swedish kronor you receive pursuant to the Offer.

For this purpose the fair market value of the shares will be determined on the settlement date of the Offer, in the case of a cash basis U.S. holder, and the date of sale, in the case of an accrual basis U.S. holder. An accrual basis U.S. holder, if it elects, may determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the Offer. If an accrual basis U.S. holder does not make such an election, such accrual basis U.S. holder may have foreign currency exchange gain or loss because of differences between the USD/SEK exchange rates prevailing on the date of sale and on the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss realized by the U.S. holder on the disposition of Transmode shares. Gain or loss must be calculated separately for each block of Transmode shares (i.e. shares acquired at the same cost in a single transaction) exchanged in the Offer. Except with respect to foreign currency gain or loss, any such gain or loss generally would be long-term capital gain or loss if the holding period for the Transmode shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s basis in the shares of Infinera common stock received will equal such shares’ fair market value as of the date of sale, and the holding period of such shares will start on the day after the sale.

Backup Withholding

Backup withholding may apply to payments made in connection with the Offer. Backup withholding will not apply, however, to a U.S. holder who (1) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on an IRS Form W-9 or successor form, or (2) is otherwise exempt from backup withholding. Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Tax Consequences to Non-U.S. Holders

Consequences of the Offer

If you are a non-U.S. holder, you generally will not be taxed upon the completion of the Offer unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or a fixed base maintained by you in the United States); or

•	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the completion of the Offer under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30 percent rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual

non-U.S. holder described in the second bullet above, you will be required to pay a flat 30 percent tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the completion of the Offer, which gain may be offset by U.S.-source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses).

Consequences of Ownership of Infinera Shares—Dividends

Infinera has never paid any cash dividends on its common stock and does not intend to pay any cash dividends on common stock in the near future. If Infinera were to change its policy and a dividend were to be paid by Infinera in the future, distributions on Infinera’s common stock paid to non-U.S. holders would constitute dividends for U.S. tax purposes to the extent paid from Infinera’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both Infinera’s current and its accumulated earnings and profits, the excess would constitute a return of capital and would first reduce your basis in Infinera common stock, but not below zero, and then would be treated as gain from the sale of stock as described below under “—Consequences of Ownership of Infinera Shares—Gain on Disposition of Shares of Infinera Common Stock.”

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30 percent of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide Infinera with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 (or successor form), including a U.S. taxpayer identification number, certifying qualification for the reduced rate. These forms must be updated periodically. A non-U.S. holder of shares of Infinera common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold Infinera common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to Infinera or its paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or a fixed base maintained by you in the United States), are exempt from such withholding tax if you satisfy certain certification and disclosure requirements. In order to obtain this exemption, you must provide Infinera with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Consequences of Ownership of Infinera Shares—Gain on Disposition of Shares of Infinera Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of Infinera common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or a fixed base maintained by you in the United States);

•	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	Infinera common stock constitutes a U.S. real property interest by reason of Infinera’s status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, Infinera Shares.

Infinera believes that it is not currently and will not become a USRPHC, and the remainder of this discussion so assumes. However, because the determination of whether Infinera is a USRPHC depends on the fair market value of Infinera’s U.S. real property relative to the fair market value of its other business assets, there can be no assurance that it will not become a USRPHC in the future. Even if Infinera becomes a USRPHC, however, as long as Infinera common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5 percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, Infinera’s common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30 percent rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30 percent tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S.-source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

U.S. Federal Estate Tax

Infinera common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such stock, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, Infinera must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of Transmode shares or Infinera common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28 percent unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8 (or successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either Infinera or its paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

The Foreign Account Tax Compliance Act (“FATCA”) generally imposes a U.S. federal withholding tax of 30 percent on dividends on and the gross proceeds from the sale or other disposition of Infinera’s common stock, paid to a “foreign financial institution” (as specifically defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30 percent on dividends on and the gross proceeds from the sale or other disposition of Infinera’s common stock paid to a “non-financial foreign entity” (as specifically defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on Infinera’s common stock and, under current transitional rules, are expected to apply with respect to the gross proceeds from a sale or other disposition of Infinera’s common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in Infinera’s common stock.

EACH TRANSMODE SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER AND HOLDING AND DISPOSING OF INFINERA COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

CERTAIN TAX CONSIDERATIONS IN SWEDEN

The following is a summary of certain Swedish tax issues related to the Offer to the shareholders in Transmode, applicable to individuals and limited liability companies tax resident in Sweden (unless otherwise stated). The summary is based on the legislation currently in force and is intended as general information only. The summary does not purport to be a comprehensive description of all tax issues that may be relevant in relation to the Offer. For example it does not address: (i) shares held by partnerships or shares held as current assets in business operations, (ii) the specific rules on tax-exempt capital gains (including non-deductibility for capital losses) or dividends in the corporate sector that may be applicable when shares are considered to be held for business purposes (Sw. “näringsbetingade andelar” )1, (iii) the special rules that may apply to shares in companies that are or previously have been closely held or shares that have been acquired by means of so called “qualified shares” in closely held companies, or (iv) shares or other equity-related securities that are held on a so called investment savings account (Sw. “investeringssparkonto”) and that are subject to special rules on standardized income. Moreover, special tax rules apply to certain categories of investors, including, for example, investment companies and insurance companies, which are not covered here. The tax treatment of each individual shareholder depends on such holder’s particular circumstances. Each shareholder should therefore consult a tax advisor for information on the specific implications that may arise in an individual case, including the applicability and effect of foreign rules and tax treaties for the avoidance of double taxation.

Individuals

General on Capital Gains Taxation

For shareholders in Transmode that accept the Offer and thereby dispose of certain of their shares in Transmode in exchange for cash consideration, a taxable capital gain or deductible capital loss may arise. Capital gains are taxed as income from capital at a rate of 30 percent. The capital gain or loss is normally calculated as the difference between the sales proceeds, after deducting sales costs, and the tax basis. The tax basis for all shares of the same class and type is calculated together in accordance with the average cost method (Sw. genomsnittsmetoden).

Upon the sale of listed shares, the tax basis may alternatively be determined according to the standard method as 20 percent of the sales proceeds after deducting sales costs.

Capital losses on listed shares are fully deductible against taxable capital gains on listed and un-listed shares and on other listed equity-related securities realized in the same year, except for units in securities funds or special funds which consist solely of Swedish receivables (Sw. räntefonder). Capital losses on shares and other equity-related securities which cannot be set off in this way can be deducted with up to 70 percent against other income from capital. If there is a net loss in the capital income category, a tax reduction is allowed against municipal and national income tax, as well as against real estate tax and municipal real estate charges. A tax reduction of 30 percent is allowed on the portion of such net loss that does not exceed SEK 100,000 and of 21 percent on any remaining loss. Such net loss cannot be carried forward to future fiscal years.

Roll-Over Relief in Share-For-Share Exchange

For shareholders in Transmode who accept the Offer and thereby dispose of certain of their Transmode shares in exchange for Infinera Shares, no immediate taxation will occur at the time of the share-for-share

[1]	Listed shares are deemed to be held for business purposes if the shareholding constitutes a capital asset for the investor and the holding amounts to at least 10 percent of the voting rights or is connected to the business conducted by the owner company (or other related company defined in a certain manner). Listed shares must be held for a period of twelve months for the provisions to apply. For these purposes, shares delisted in connection with the initiation of a compulsory acquisition or the like are still considered listed exchange provided that the Swedish tax rules on roll-over relief (Sw. framskjuten beskattning vid andelsbyten) apply. Under these rules, the tax basis in the disposed Transmode shares will instead “roll-over” to the received Infinera Shares. The received Infinera Shares are thus considered to have been acquired for a consideration equal to the tax basis in the disposed Transmode shares. It should be noted that according to the Swedish Tax Agency, the standard method may not be used when calculating the tax basis in a roll-over relief situation.

In order for the rules on roll-over relief to apply, amongst other things, it is required that the Offeror will own more than 50 percent of the total voting power in Transmode at the end of the calendar year when the disposal takes place, unless certain exceptions apply. Provided that the Offer is completed, Infinera intends to hold shares in Transmode in such manner that this requirement will be met.

Transmode shares that are disposed of in exchange for a cash consideration will be subject to capital gains taxation in the year when the Transmode shares are disposed of. Roll-over relief is thus only applied to the Transmode shares that are exchanged for Infinera Shares.

Only whole number of Infinera Shares will be distributed to shareholders in Transmode who accept the Offer. In case shareholders receive a fraction of a new share in Infinera, the fraction received will be added together with other such fractions and disposed of for the shareholders’ account. Any cash received from such disposal will be subject to taxation in the year when the disposal occurs as described above.

Individuals do not need to report the exchange of Transmode shares for Infinera Shares in their income tax returns in order to receive the roll-over relief. The cash consideration must, however, be reported including the cash for the received fraction of shares in Infinera that are disposed of for the shareholders’ account.

A capital gain or loss from the share-for-share exchange for an individual who has received roll-over relief will become taxable or deductible in the year when the individual subsequently disposes of the received Infinera Shares, unless the Infinera Shares are disposed of in another share-for-share exchange where the rules on roll-over relief apply.

A capital gain from the share-for-share exchange will also become taxable if an individual who has received roll-over relief ceases to have his or her private residence (Sw. bosatt) within the European Economic Area (“EEA”) or ceases to permanently stay (Sw. stadigvarande vistas) within the EEA. However, such a capital gain is only taxable if the individual is liable to tax in Sweden for capital gains according to what is set out in the section “Certain Tax Considerations for Non-resident shareholders” below or if the individual remains tax resident in Sweden due to essential connections (Sw. väsentlig anknytning) to Sweden. A capital gain in this situation is calculated as the difference between the market value of the received Infinera Shares at the time of the share-for-share exchange and the tax basis in the disposed Transmode shares.2 Any capital gain that is taxed when an individual no longer fulfills the requirements of being resident or permanently staying within the EEA, will be included in the tax basis for the received Infinera Shares.

Limited Liability Companies

General on Capital Gains Taxation

For limited liability companies, all income, including taxable dividends and capital gains, is taxed as business income at a rate of 22 percent. Capital gains and capital losses are calculated in the same manner as described above with respect to individuals.

[2]	Infinera intends to seek general advice from the Swedish Tax Agency on the valuation of the received Infinera Shares at the time of the share-for-share exchange. Information on the valuation will be published on the Swedish Tax Agency’s website (www.skatteverket.se) and on Infinera’s website (www.infinera.com).

Deductible capital losses on shares may only be deducted against taxable capital gains on shares and other equity-related securities. Such capital losses may also, if certain requirements are fulfilled, be offset against such capital gains in a company within the same group, provided that the companies are entitled to tax consolidation (i.e. that the requirements for exchanging group contributions are met). A capital loss that cannot be utilized during a given fiscal year may be carried forward and be offset against taxable capital gains on shares and other equity-related securities during subsequent fiscal years, without limitation in time.

Tax Deferral in Share-For-Share Exchange

A limited liability company that realizes a capital gain from the exchange of Transmode shares for Infinera Shares under the Offer may have the possibility to claim a tax deferral (Sw. uppskovsgrundande andelsbyte) for such gain in its income tax return if certain conditions are met.

In order for the rules on tax deferral to apply, amongst other things, it is required that the Offeror will own more than 50 percent of the total voting power in Transmode at the end of the calendar year when the disposal takes place, unless certain exceptions apply. Provided that the Offer is completed, the Offeror intends to hold shares in Transmode in such manner that this requirement will be met.

A limited liability company that wishes to obtain tax deferral on the exchange of Transmode shares for Infinera Shares must report the gain in its income tax return for the divestment year and request a deferral of taxation. If a deferral is granted, the capital gain will be determined by the Swedish Tax Agency in its tax assessment in the form of a deferred tax amount which will be allocated pro rata among the Infinera Shares received.3

The deferred amount will generally become taxable when the Infinera Shares are subsequently disposed of or cease to exist. This does, however, not apply if the received Infinera Shares are disposed of in subsequent share-for-share exchange provided that the criteria for a continued deferred taxation are met.

Only whole number of Infinera Shares will be distributed to shareholders in Transmode who accept the Offer. In case shareholders receive a fraction of a new share in Infinera, the fraction received will be added together with other such fractions and disposed of for the shareholders’ account. Any cash received from such disposal will be subject to taxation in the year when the disposal occurs.

Tax Considerations for Holders of Infinera Shares

It is expected that capital gains and losses on the Infinera Shares will be taxed in the same manner as capital gains and losses on the Transmode shares.

Infinera has never paid any cash dividends on its common stock and does not intend to pay any cash dividends on common stock in the near future. If Infinera were to change its policy and a dividend were to be paid by Infinera in the future it would generally be taxed as business income at a tax rate of 22 percent for limited liability companies and as income from capital at a rate of 30 percent for individuals. In addition, dividends on the Infinera Shares paid to non-U.S. persons will generally be subject to U.S. withholding tax at a rate of 30 percent. However, under the tax treaty between Sweden and the United States (the “Treaty”), the tax rate is normally reduced to 15 percent on dividends beneficially owned by a person resident in Sweden for the purposes of the Treaty. Under the Treaty, the tax rate is further reduced to 5 percent for companies owning shares representing at least 10 percent of the total voting rights of the company declaring the dividend. The tax rate for companies and pension funds may be further reduced to 0 percent if certain requirements set out in the Treaty are fulfilled. The Treaty rate is applicable only if sufficient information regarding the residency of the stockholder is

[3]	Infinera intends to seek general advice from the Swedish Tax Agency on the valuation of the received Infinera Shares at the time of the share-for-share exchange. Information on the valuation will be published on the Swedish Tax Agency’s website (www.skatteverket.se) and on Infinera’s website (www.infinera.com).

available. See “Material U.S. Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Consequences of Ownership of Infinera Shares—Dividends” for further information on providing residency of the stockholder.

Since dividends generally will be taxable in both Sweden and the U.S., double taxation may occur. However, the U.S. withholding tax can be credited from Swedish income tax as a foreign tax credit. The tax credit may not exceed the Swedish income tax attributable to the foreign-source income. If there is no Swedish tax on income in the fiscal year in which a dividend is received (for example, where an individual declares a net loss in the capital income category), no foreign tax credit can be claimed in that year. Instead, subject to certain limitations, a surplus credit may be carried forward for five years. In order to avoid double taxation on any dividends received, the stockholders are required to request a credit of foreign tax paid in their Swedish income tax return.

Disposal of shares received in Infinera

A certain order of priority for shares of the same class and type is applicable if a stockholder, who has received roll-over relief or claimed deferred taxation already owned Infinera Shares before the Offer or has acquired Infinera Shares after the Offer, sells any of these shares. The shares are then deemed to have been disposed of in the following order.

1. Shares acquired prior to the Offer

2. Shares acquired through the Offer

3. Shares acquired after the Offer

Certain Tax Considerations for Non-Resident Shareholders

Shareholders not tax resident in Sweden, and that are not conducting business through a permanent establishment in Sweden to which the shares are effectively connected, are generally not liable for Swedish capital gains taxation on the disposal of shares. Such holders may, nevertheless, be subject to tax in their country of residence.

HOWEVER, INDIVIDUALS WHO ARE NOT TAX RESIDENT IN SWEDEN MAY BE SUBJECT TO SWEDISH TAX ON CAPITAL GAINS FROM THE SALE OF SHARES, IF THEY HAVE BEEN RESIDENT OR PERMANENTLY LIVED IN SWEDEN AT ANY TIME DURING THE CALENDAR YEAR OF SUCH SALE OR DURING ANY OF THE TEN PRECEDING CALENDAR YEARS. THE APPLICABILITY OF THIS RULE MAY, HOWEVER, IN MANY CASES BE LIMITED BY TAX TREATIES FOR THE AVOIDANCE OF DOUBLE TAXATION BETWEEN SWEDEN AND CERTAIN OTHER COUNTRIES.

INFORMATION REGARDING TRANSMODE

Overview

Transmode AB is a limited company incorporated and domiciled in Stockholm, Sweden. Transmode is headquartered Stockholm and its shares have been listed on Nasdaq Stockholm (TRMO) since May 2011.

Transmode is a global provider of packet-optical networking solutions that enable fixed line and mobile network operators to cost-effectively address the capacity needs created by the rapid growth in video and data traffic. These solutions are important building blocks in next-generation high-speed optical networks that support services such as broadband backhaul, mobile data backhaul, video delivery services and cloud computing. Transmode’s solutions are designed to increase the capacity, flexibility and functionality of metro and regional networks and are based on WDM and transport technologies such as Ethernet. Transmode’s Native Packet Optical 2.0 architecture gives customers key advantages in the form of cost-efficient Ethernet services, ultra-low latency, low power consumption and future proof network design.

Since 2000, Transmode has installed more than 50,000 systems for over 650 fixed and mobile network operators, service providers, large enterprises and public institutions in over 50 countries across the globe. Infonetics Research currently estimates that Transmode’s main market of metro WDM equipment will grow by an average of nine percent from 2014 to 2019. Transmode conducts its operations from its headquarters in Stockholm, Sweden, where research and development, deliveries and logistics, marketing, sales support, technical support, finance, administration and management are located. Transmode also has a support and service center in Dallas, Texas, U.S. and a smaller support center in Hong Kong. Transmode has local resources in the UK, Germany, Switzerland, Poland, the Netherlands, Italy, Spain, France, Russia, Malaysia, Singapore, Japan, Canada and Mexico.

Transmode’s products and services are sold directly to end-customers and via resellers and partners globally. The division between direct sales and resellers varies between regions, but for Transmode as a whole, 77 percent of all sales were made via the direct sales channel in 2014.

At year-end 2014, Transmode had 281 employees, a decrease of three employees from year-end 2013.

History

Transmode was formed through the merger of Transmode Systems AB and Lumentis AB in March 2005. Transmode Systems AB had focused on coarse wavelength division multiplexing (“CWDM”) technology for smaller networks, while Lumentis AB had focused on dense DWDM technology for use in larger networks. Both Transmode Systems AB and Lumentis AB were started by, amongst others, engineers with experience from Ericsson’s WDM development. Transmode Systems AB commenced its operations in 2000, launching its first all-optical CWDM solution for metro networks in 2001, with its first major CWDM customer deployment to a Swedish utility taking place the same year, followed by its first major customer win in the United Kingdom in 2002. Lumentis AB also commenced its operations in 2000 and brought its first DWDM solution for metro networks to market in 2002, when it also served its first customers. After the merger, Transmode completed the operational integration of the merged businesses and continued to enhance its product portfolio.

Business concept, targets and strategies

Mission statement

Transmode’s Mission Statement is to deliver packet-optical networking solutions that increase network capacity in a cost-effective and sustainable manner and to make its customers successful, today and tomorrow.

Targets

Transmode’s overall targets:

•	To grow faster than the market

•	To grow profitably

•	To have very satisfied customers

•	To be an attractive employer

•	To contribute to a sustainable society

Transmode’s board of directors has adopted the following financial targets:

•	For Transmode’s yearly sales growth to be higher than the yearly growth of the global market for metro WDM equipment.

•	To have an operating margin of 12 percent (excluding extraordinary items) or more over a business cycle.

•	To propose an annual dividend, which over time, is between 25 and 50 percent of Transmode’s profit for the year for the preceding fiscal year.

Strategies

Focusing on the Core Segment—Alternative Operators and Metro WDM

In deregulated markets, there are a large number of alternative operators and cable TV operators that need flexible, scalable and cost-efficient WDM solutions for metro networks. In this segment, which is in growth on all continents, Transmode has its largest customer base.

Geographical Growth—Expansion outside Transmode’s Home Market of Europe

The majority of Transmode’s sales are in Europe. For continued growth, it is important that Transmode expand its presence further, primarily in the Americas and APAC. Transmode is achieving this by increasing the number of sales resources, as well as deepening and extending its collaborations with resellers and partners. As Transmode expands geographically, its Code of Conduct is a key tool for maintaining high standards of business ethics, environmental considerations and corporate social responsibility throughout the value chain.

Leading the Integration of Ethernet Functionality in Optical Metro Networks

Most of the traffic increase in networks, fixed and mobile, takes the form of Ethernet-based data traffic. For most Transmode customers, managing this traffic simply and cost-efficiently is a top priority. Transmode has developed a strong portfolio and market positioning in this segment—packet-optical networks. Per data from Infonetics, Transmode had the number one market share in Packet Optical in EMEA in calendar years 2013 and 2014.

Exploiting Product Flexibility to Grow into New Customer Segments

Transmode’s products can be compared to building blocks that can be combined to solve specific problems for many different types of customer. This flexibility is used to exploit new opportunities outside Transmode’s core segment. Transmode can, for example, address large operators through niche solutions that help them manage the fast-growing capacity need in access networks with cost and energy efficiency. Business customers, who benefit from energy-efficient and compact products in data centers, are another example.

Cost Focus—Low Fixed Costs, High Margins and Efficient Utilization of Capital

Transmode has aimed to control its own costs and customers’ costs by focusing on cost-efficiency in all parts of its business. A simple organizational structure and centralized operations create high efficiency and reduce administrative costs.

Focusing on Organic Growth

Transmode focuses on organic growth, but continuously screens potential value-creating acquisitions and strategic partnerships in segments that complement its existing product portfolio, bring access to new geographic markets and/or enhance opportunities in selected customer segments.

Products and services

Solutions

Transmode’s cost-efficient solutions create value for operators in different ways by enabling them to increase capacity, cut operating expenses, offer new services and access new customers. Transmode’s broad portfolio of products and services creates high customer value in several parts of its customers’ organizations, such as their technology and sales functions.

Products

Transmode’s products address metro and regional networks, which are subject to stringent cost-efficiency requirements, and where the need for data capacity is growing. This need is satisfied by transponders and muxponders that can transmit up to 100 Gbps per wavelength. Transmode launched a new generation of compact and energy-efficient 100G products in 2014. These new products fit existing chasses, which means upgrades are easy. Transmode also launched a new generation of 10 Gbps products with six transponders—“HEX”—and extremely low energy consumption of 5W/10G transponder.

Other products enhance network flexibility such as reconfigurable optical add/drop multiplexors (“ROADMs”), which can be used to remote control light and wavelengths. Approximately one-half of Transmode’s sales are to customers with ROADM-enabled flexible optical networks.

Some products help operators migrate WDM technology further out in networks, to base stations or enterprises. Transmode’s iAccess solution and its innovative iWDM-PON technology enable network operators to build scalable and cost-efficient Ethernet access for a raft of these applications.

Transmode also launched a new Fronthaul Muxponder optimized for the transport of multiple CPRI and Synchronous Ethernet services over a single 10G wavelength in 2014. The new Muxponder has lower latency than its predecessor, and both units have synchronization characteristics that aim to satisfy the high standards of CPRI transport. Transmode also offers units that can manage and transmit Ethernet traffic such as intelligent muxponders that include functionality for switching this traffic. Transmode launched the market’s first fully pluggable 100G metro solution with coherent optics in 2014, which also has integrated Ethernet switching functionality. This combines high flexibility with low energy consumption and a compact implementation. The unit is a member of Transmode’s Native Packet Optical 2.0 family, which helps network operators enhance the services offered in their networks, making networks even more flexible and scalable. Transmode’s solutions in this segment are highly successful—over 50 percent of its largest customers use this technology. To enable customers to manage and develop their networks effectively, Transmode is offering Enlighten™, a multi-layer management suite. This system was further enhanced in 2014 through stepwise implementation of software defined networking (“SDN”). This enables customers to automate planning and the opening of new optical connections in their networks. Cost efficiency and scalability are consistent qualities of Transmode products, enabling customers to progressively expand capacity and functionality as needs change. This also means that their initial investment is limited. Moreover, scalability implies that with the same product portfolio, Transmode can satisfy demand in access and regional networks. Transmode products are modular, providing great flexibility and the capability to adapt functionality to specific customer needs. Another benefit is that these products are no more complex than necessary. Simplicity helps cut costs and improve operational reliability, as well as reducing power consumption, and thus, reduces environmental burden.

Transmode’s product portfolio

Transmode’s product portfolio consists of the TM-Series, TS-Series and TG-Series, as well as Enlighten™:

•	The TM-Series is Transmode’s most sophisticated platform and offers the greatest flexibility, capacity, coverage and functionality. TM-Series products are deployed in all Transmode customer groups.

•	The TS-Series is a simpler platform that is user friendly. Its primary application is for enterprise services.

•	The TG-Series is a passive optical platform for access networks, which facilitates the implementation of WDM technology. These products can be used in harsh environments without temperature control or access to electrical power. This product is in widespread usage, mainly by large telecom operators.

•	Enlighten™ is a multi-layer management suite, for planning, implementing and monitoring an optical network consisting of Transmode products.

Services

Transmode’s services sales share of total sales continued to increase in 2014, to approximately eight percent of Transmode’s total sales. The largest service segment, software upgrades and technical customer support, increased sales during this period. Those service segments with the highest growth were spare parts and pre-staging. Transmode’s Technical Assistance Center delivers software updates and global servicing and support around-the-clock. In spare parts supply, Transmode offers 24-hour delivery from a central warehouse. Additionally, Transmode operates local spare parts depots, which can cut delivery lead-times for spare parts to a few hours regardless of the customer’s location worldwide. Transmode also provides pre-staging, which means that equipment is assembled and configured prior to delivery, enabling faster and simpler installation with the customer. Pre-staging can cut installation lead times on site by up to 50 percent compared to traditional delivery. This also reduces the risk of installation errors. Transmode also offers general and customer-specific training packages in network design, implementation, as well as operation and maintenance.

Market

Transmode addresses equipment for packet-optical networks that interlink cities and regions, so called metro-networks, which can be divided between regional networks, aggregation networks and access networks.

Transmode has a broad customer base, mainly consisting of cable TV operators and alternative operators, as well as mobile operators, traditional/large telecom operators and enterprises.

Transmode does business worldwide, and continuously endeavors to expand into new geographic markets. Its regional sales organization supports its geographical expansion, strengthening customer relationships by bringing competence and resources close to customers.

Transmode sells its products and services through its own sales team and through partners. Its largest partner is NEC of Japan, with whom it operates a strategic global partnership. It also has a number of regional and local partners, a few examples being ATEA, Telindus, Xantaro, Opnet and SAK Data. Transmode has a total of over 50 partners. Its partnering program continued to evolve in 2014, with the aim of further enhancing its potential to access new customers in the business and alternative operator segments. The split between direct and reseller sales varied between regions, but for Transmode overall, the direct sales share was 77 percent in 2014.

Research and development

Transmode’s product development focuses on five areas: increased capacity and reach, increased flexibility, integrated Ethernet functionality, WDM access and operation and maintenance systems.

In metro networks, the most common transmission speed of optical fiber is now 10 Gbps per wavelength. However, customer needs for capacity are constantly increasing. Transmode launched a new generation of 100G products optimized for metro networks in 2014, which cut the cost of applications of 100G in metro networks, conferred greater flexibility and simpler management of spare parts and operations. These new products also reduce power consumption, and enable users to fit more units into a smaller space. Flexibility is crucial for the remote control of wavelengths and data streams centrally and for enhancing network functionality as needs change. Transmode’s products deliver a high level of flexibility in networks. Transmode’s development of Ethernet products is intended to further improve the control of data traffic, and to integrate it into optical networks simply and cost-efficiently. Demand for this type of product is growing rapidly and is a high priority for Transmode. One of the 100G cards that Transmode launched in 2014 has integrated Ethernet switching functionality.

In the access area, Transmode is developing products to address customer needs arising when optical fiber and WDM technology extend further out in networks. The combination of intelligent access products and cost-efficient optical filters enables higher capacity at a lower price. Transmode’s multi-layer management suite Enlighten™ allows customers to plan, manage and develop their networks efficiently. New functions are continuously being added to this system to permit customers to reduce their operating expenses and benefit from new network functionality.

Transmode has broad-based competence in the technology segments central to its business: software, hardware, optics and communication technologies such as Ethernet. The core of Transmode’s R&D work is gradually migrating towards software, occupying over two-thirds of Transmode’s developers. Research and development expenses amounted to SEK 157.8 million, or 17.0 percent of the Transmode’s sales in 2014. In order to support its research and development work, Transmode is a member of a number of organizations such as TM Forum, an industrial organization that promotes standardization in operations and maintenance, MEF, an organization which standardizes and certifies Ethernet products, the Open Networking Foundation, which conducts standardization initiatives relating to Software Defined Architecture, OpenDaylight, a collaborative open source code project that promotes SDN and Network Functions Virtualization, the International Telecommunication Union, a dedicated United Nations body whose purposes include developing global standards for optical transport networks, the Broadband Forum, a collaborative venture working on access solutions for fixed networks, and the WDM-PON Forum, a collaborative organization that develops and trains the market in WDM-based access techniques.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the Offer and the Transaction. The unaudited pro forma condensed combined statements of operations combines the historical statements of operations of Infinera for the three months ended March 28, 2015 and the year ended December 27, 2014, and Transmode for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively, as if the Transaction had been completed as of December 29, 2013. The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Infinera as of March 28, 2015 and Transmode as of March 31, 2015, as if the Transaction had been completed on March 28, 2015. The historical financial statements of Infinera are presented in USD and have been prepared in accordance with U.S. GAAP. The historical financial statements of Transmode are presented in SEK and have been prepared in accordance with IFRS as issued by the IASB.

The unaudited pro forma condensed combined financial information has been prepared under U.S. GAAP using the acquisition method of accounting under Accounting Standards Codification 805, Business Combinations (“ASC 805”), with Infinera treated as the accounting acquirer. The unaudited pro forma condensed combined financial information also conforms to Article 11 of Regulation S-X.

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma matters that are: (1) directly attributable to the Transaction, (2) factually supportable, and (3) with respect to the unaudited condensed combined statement operations, expected to have a continuing impact on the operating results of the Combined Company. Additionally, certain pro forma adjustments have been made to the historical consolidated financial statements of Transmode in order to (i) convert their financials to U.S. GAAP, (ii) conform their accounting policies to those applied by the Infinera and (iii) present them in a manner consistent with Infinera’s presentation.

The acquisition method of accounting is dependent upon certain valuations and other studies that must be prepared as of the completion date of the Transaction and because there are limitations to the type of information that can be exchanged between Infinera and Transmode at this time, the unaudited pro forma condensed combined financial information is primarily based upon publicly available information of Transmode and is preliminary. Until the Transaction is complete, Infinera will not have complete access to all the relevant information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the Transaction had been completed as of the dates set forth above, nor is it indicative of the future results of the Combined Company. Because of its nature, the unaudited pro forma condensed combined financial information addresses a hypothetical situation and, therefore, does not represent the Combined Company’s actual financial position or results. Furthermore, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of the Combined Company following the Transaction. The unaudited pro forma condensed combined statements of operations does not reflect any revenue or cost savings (or associated costs to achieve such savings) from synergies that may be directly related to the Transaction.

The unaudited condensed combined pro forma information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•	the unaudited condensed consolidated financial statements of Infinera included in Infinera’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2015 and incorporated by reference into this prospectus;

•	the audited consolidated financial statements of Infinera included in Infinera’s Annual Report on Form 10-K for the year ended December 27, 2014 and incorporated by reference into this prospectus;

•	the unaudited condensed consolidated financial statements of Transmode as of and for the three months ended March 31, 2015 included in this prospectus;

•	the audited consolidated financial statements of Transmode as of and for the years ended December 31, 2012-2014 included in this prospectus; and

•	the other information contained in or incorporated by reference into this prospectus.

Unaudited Pro Forma Condensed Combined

Balance Sheet

As of March 28, 2015

	Infinera as of March 28, 2015	Transmode as of March 31, 2015
	(USD thousands)	(SEK millions)					(USD thousands)	(USD thousands)
	U.S. GAAP (A)	IFRS (B)	Note	U.S. GAAP adjustments (C)	Note	U.S. GAAP (D)=(B+C)	U.S. GAAP Note 2 (E)	Pro forma adjustments (F)	Note	Pro forma combined as of March 28, 2015 (G)=(A+E+F)
ASSETS
Current assets:
Cash and cash equivalents	$118,623	319.5		—		319.5	$37,151	$(91,232)	5a	$51,039
								(9,500)	5b
								2,229	5c
								(6,232)	5l
Short-term investments	215,080	—		—		—	—	—		215,080
Accounts receivable	131,224	191.2		—		191.2	22,233	—		153,457
Inventory	157,195	102.1		—		102.1	11,872	3,182	5f	172,249
Prepaid expenses and other current assets	23,112	36.4		—		36.4	4,233	—		27,345

Total current assets:	645,234	649.2		—		649.2	75,489	(101,553)		619,170

Property, plant and equipment, net	82,661	34.2	2a	—		34.2	3,977	—		86,638
Intangible assets, net	—	—		—		—	—	125,000	5e	125,000
Goodwill	—	88.4		—		88.4	10,279	(10,279)	5h	227,430
								227,430	5h
Capitalized research and development	—	127.8		(127.8)	3a	—	—	—		—
Long-term investments	69,835	—		—		—	—	—		69,835
Cost-method investment	14,500	—		—		—	—	—		14,500
Long-term restricted cash	5,108	—		—		—	—	—		5,108
Other non-current assets	5,692	9.3	2a	—		9.3	1,081	—		6,773

Total assets	$823,030	908.9		(127.8)		781.1	$90,826	$240,598		$1,154,454

LIABILITIES AND STOCK-HOLDERS’ EQUITY
Current liabilities:
Accounts payable	$50,183	126.6		—		126.6	$14,721	$—		$64,904
Accrued expenses	28,061	73.4	2a	—		73.4	8,535	—		36,596
Accrued compensation and related benefits	24,406	—		—		—	—	—		24,406
Accrued warranty	11,453	9.9	2a	—		9.9	1,151	—		12,604
Deferred revenue	36,757	22.9	2a	—		22.9	2,663	(1,001)	5g	38,419

Total current liabilities:	150,860	232.8		—		232.8	27,070	(1,001)		176,929

Long-term debt, net	118,951	—		—		—	—	—		118,951
Accrued warranty, non-current	14,086	2.4	2a	—		2.4	279	—		14,365
Deferred revenue, non-current	12,119	7.6	2a	—		7.6	884	(332)	5g	12,671
Other long-term liabilities	19,179	44.1	2a	(28.1)	3b	16.0	1,860	28,493	5i	49,532

Stockholders’ equity:
Common stock	129	5.6		—		5.6	651	(651)	5d	142
								13	5a
Additional paid-in capital	1,090,676	537.0		—		537.0	62,442	(62,442)	5d	1,368,105
								277,429	5a
Accumulated other comprehensive loss	(4,510)	0.9		—		0.9	105	(105)	5d	(4,510)
Accumulated deficit	(578,460)	78.5		(99.7)	3a	(21.2)	(2,465)	2,465	5d	(581,731)
								(5,500)	5b
								2,229	5c

Total stockholders’ equity	507,835	622.0		(99.7)		522.3	60,733	213,438		782,006

Total liabilities and stockholders’ equity	$823,030	908.9		(127.8)		781.1	$90,826	$240,598		$1,154,454

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined

Statement of Operations

For the Three Months Ended March 28, 2015

	Infinera three months ended March 28, 2015
		Transmode three months ended March 31, 2015
	(USD thousands, except per share data)	(SEK millions, except per share data)					(USD thousands, except per share data)	(USD thousands, except per share data)
	U.S. GAAP (A)	IFRS (B)	Note	U.S. GAAP adjustments (C)	Note	U.S. GAAP (D)=(B+C)	U.S. GAAP Note 2 (E)	Pro forma adjustments (F)	Note	Pro forma combined three months ended March 28, 2015 (G)=(A+E+F)
Revenue:
Product	$160,843	269.5		—		269.5	$32,392	$—		$193,235
Services	26,019	19.8		—		19.8	2,380	(332)	5g	28,067

Total revenue	186,862	289.3		—		289.3	34,772	(332)		221,302

Cost of revenue:
Cost of product	89,506	132.6	2b	(0.7)	3a	131.9	15,853	3,150	5e	108,509
Cost of services	9,244	5.0	2b	—		5.0	601	—		9,845

Total cost of revenue	98,750	137.6		(0.7)		136.9	16,454	3,150		118,354

Gross profit	88,112	151.7		0.7		152.4	18,318	(3,482)		102,948

Operating expenses:
Research and development	39,257	46.2		3.3	3a	49.5	5,950	(144)	5e	45,063
Sales and marketing	21,042	48.8		—		48.8	5,865	1,139	5e	28,046
General and administrative	12,656	10.7		—		10.7	1,286	(500)	5b	13,442

Total operating expenses	72,955	105.7		3.3		109.0	13,101	495		86,551

Income (loss) from operations	15,157	46.0		(2.6)		43.4	5,217	(3,977)		16,397

Other income (expense), net:
Interest income	414	0.3	2c	—		0.3	36	—		450
Interest expense	(2,890)	(0.2)	2c	—		(0.2)	(24)	—		(2,914)
Other gain (loss), net	301	1.9	2c	—		1.9	228	—		529

Total other income (expense), net	(2,175)	2.0		—		2.0	240	—		(1,935)

Income (loss) before income taxes	12,982	48.0		(2.6)		45.4	5,457	(3,977)		14,462
Provision for (benefit from) income taxes	616	10.2		(0.6)	3b	9.6	1,154	(985)	5i	785

Net income (loss)	$12,366	37.8		(2.0)		35.8	$4,303	$(2,992)		$13,677

Net income (loss) per common share:
Basic	$0.10	1.36					$0.16		5j	$0.10
Diluted	$0.09	1.36					$0.16		5j	$0.09

Weighted average shares used in computing net income (loss) per common share:
Basic	127,840	27,709					27,709	13,038	5k	140,878
Diluted	137,304	27,709					27,709	13,038	5k	150,342

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined

Statement of Operations

For the Year Ended December 27, 2014

	Infinera year ended December 27, 2014	Transmode year ended December 31, 2014
	(USD thousands, except per share data)	(SEK millions, except per share data)					(USD thousands, except per share data)	(USD thousands, except per share data)
	U.S. GAAP (A)	IFRS (B)	Note	U.S. GAAP adjustments (C)	Note	U.S. GAAP (D)=(B+C)	U.S. GAAP Note 2 (E)	Pro forma adjustments (F)	Note	Pro forma combined year ended December 27, 2014 (G)=(A+E+F)
Revenue:
Product	$572,276	857.2		—		857.2	$124,956	$—		$697,232
Services	95,803	72.8		—		72.8	10,612	(1,001)	5g	105,414

Total revenue	668,079	930.0		—		930.0	135,568	(1,001)		802,646

Cost of revenue:
Cost of product	340,856	437.7	2b	(2.2)	3a	435.5	63,484	12,600	5e	416,940
Cost of services	38,919	21.1	2b	—		21.1	3,076	—		41,995

Total cost of revenue	379,775	458.8		(2.2)		456.6	66,560	12,600		458,935

Gross profit	288,304	471.2		2.2		473.4	69,008	(13,601)		343,711

Operating expenses:
Research and development	133,484	157.8		39.6	3a	197.4	28,776	(685)	5e	161,575
Sales and marketing	79,026	199.1		—		199.1	29,023	4,556	5e	112,605
General and administrative	48,452	38.8		—		38.8	5,656	—	5b	54,108

Total operating expenses	260,962	395.7		39.6		435.3	63,455	3,871		328,288

Income (loss) from operations	27,342	75.5		(37.4)		38.1	5,553	(17,472)		15,423

Other income (expense), net:
Interest income	1,456	3.2	2c	—		3.2	466	—		1,922
Interest expense	(11,021)	—	2c	—		—	—	—		(11,021)
Other gain (loss), net	(1,365)	(1.3)	2c	—		(1.3)	(190)	—		(1,555)

Total other income (expense), net	(10,930)	1.9		—		1.9	276	—		(10,654)

Income (loss) before income taxes	16,412	77.4		(37.4)		40.0	5,829	(17,472)		4,769
Provision for (benefit for) income taxes	2,753	15.9		(8.2)	3b	7.7	1,122	(3,844)	5i	31

Net income (loss)	$13,659	61.5		(29.2)		32.3	$4,707	$(13,628)		$4,738

Net income (loss) per common share:
Basic	$0.11	2.22					$0.17		5j	$0.03
Diluted	$0.11	2.22					$0.17		5j	$0.03

Weighted average shares used in computing net income (loss) per common share:
Basic	123,672	27,714					27,714	13,038	5k	136,710
Diluted	128,565	27,714					27,714	13,038	5k	141,603

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Description of Transaction

On April 9, 2015, Infinera issued a press release in Sweden and in the U.S. announcing its intent to combine with Transmode, pursuant to a public exchange offer to acquire all issued (excluding treasury shares) and outstanding shares of Transmode. In the Offer, Infinera is offering Transmode’s shareholders cash and Infinera Shares as follows: (i) with respect to approximately 73.80 percent of the Transmode shares exchanged by each shareholder, approximately 0.6376 new shares of Infinera’s common stock per Transmode share; and (ii) with respect to the remaining approximately 26.20 percent of the Transmode shares exchanged by such shareholder, SEK 107.05 in cash per Transmode share. The foregoing reflects the payment by Transmode to its shareholders of a dividend of SEK 1.95 per share on April 23, 2015. If Transmode pays another dividend or makes any other distributions to its shareholders, with a record date occurring prior to the settlement of the Offer, the Offer consideration will be reduced accordingly.

If the Offer is accepted in its entirety, 13,037,699 Infinera Shares will be issued under the Offer. The cash portion of the Offer totals approximately $91.2 million and will be financed through existing cash resources. The foregoing numbers in this paragraph are based on 27,709,236 outstanding shares in Transmode as of March 31, 2015 (excluding 79,440 of its own shares held in treasury by Transmode).

The Offer is subject to certain closing conditions, including the Offer being accepted by Transmode shareholders to the extent that Infinera becomes owner of shares representing more than 90 percent of the total number of shares of Transmode and that there has been no material adverse effect on Transmode’s financial condition or operations.

The transaction will be accounted for under the acquisition method of accounting in accordance with ASC 805, with Infinera treated as the accounting acquirer. Under the acquisition method of accounting, all of Transmode’s acquired assets and liabilities assumed in the transaction will be recorded by Infinera at their acquisition date fair values, with certain exceptions, while all transaction costs associated with the transaction will be expensed as incurred.

2.	Basis of Presentation

Transmode’s consolidated financial statements as of and for the three months ended March 31, 2015 and the year ended December 31, 2014 have been prepared in accordance with IFRS as issued by the IASB and use the local currency, SEK, as the reporting currency. As a result, Transmode’s consolidated financial statements have been converted from IFRS to U.S. GAAP and translated from SEK to USD for the preparation of the unaudited pro forma condensed combined financial information herein. Furthermore, there are differences in the period end dates of Infinera and Transmode. These differences are within permissible limits and each reporting period is comparable.

The unaudited pro forma financial information has been presented in USD, which is Infinera’s functional and reporting currency. Transmode’s historical financial information is based on the exchange rates as quoted by OANDA Corporation and has been converted using the following rates:

•	the unaudited pro forma condensed combined statements of operations for the three months ended March 28, 2015 and the year ended December 27, 2014 were translated using the average exchange rate for the periods of 8.32 SEK per USD and 6.86 SEK per USD, respectively; and

•	the unaudited pro forma condensed combined balance sheet was translated at the closing rate of 8.60 SEK per USD as of March 31, 2015.

Based on information known and assessed on the date of the Offer Document and on the amounts reported in the statements of operations and balance sheets of Infinera and Transmode as of and for the three months ended March 28, 2015 and March 31, 2015, respectively, and statement of operations for the year ended December 27, 2014 and December 31, 2014, respectively, certain financial line items included in Transmode’s historical financial statement presentation have been reclassified to conform to corresponding line items included in Infinera’s historical financial statement presentation. These classifications have no material impact on the historical operating income, net income, total assets, liabilities or stockholders’ equity previously reported by Transmode. Additionally, based on a comparison of Transmode’s summary of significant accounting policies as disclosed in Transmode’s financial statements, with those of Infinera, the nature and amount of any adjustments to the historical financial statements of Transmode to conform its accounting policies to those of Infinera are not expected to be material, other than the adjustments required to conform to U.S. GAAP as discussed in Note 3. The pro forma financial information is based on information available as of the date of the Offer document. Upon completion of the Transaction, further review of Transmode’s accounting policies and financial statements may result in further revisions to these adjustments to conform to Infinera’s financial statement presentation.

The reclassifications discussed above are summarized as follows (SEK millions):

a)	To reclass Transmode’s software licenses included in other intangible assets to property, plant and equipment, to combine deferred tax assets and other financial assets with other non-current assets, and to reclass liabilities that are greater than twelve months to long-term to be consistent with Infinera’s presentation.

	Transmode Presentation March 31, 2015		Reclassified Presentation March 31, 2015
Intangible assets	6.4
Tangible assets	27.8	Property, plant and equipment, net	34.2
Deferred tax asset	3.4
Other financial assets	5.9	Other non-current assets	9.3

Total assets reclassed	43.5	Total asset reclassed	43.5

Current liabilities:		Current liabilities:
Provisions	10.6	Accrued expenses	73.4
Other current liabilities	103.2	Accrued warranty	9.9
		Deferred revenue	22.9
Long-term liabilities:		Non-current liabilities:
Provisions	5.4	Accrued warranty, non-current	2.4
Other long-term liabilities	41.1	Deferred revenue, non-current	7.6
		Other long-term liabilities	44.1

Total liabilities reclassed	160.3	Total liabilities reclassed	160.3

b)	To reclass Transmode’s cost of goods and services reported to be consistent with Infinera’s presentation to cost of product and cost of services on separate financial statement lines.

	Transmode Presentation			Reclassified Presentation
	Year ended December 31, 2014	Three Months Ended March 31, 2015		Year ended December 31, 2014	Three Months Ended March 31, 2015
			Cost of product	437.7	132.6
			Cost of services	21.1	5.0

Cost of goods and services provided	458.8	137.6	Total cost of revenue	458.8	137.6

c)	To reclass exchange gain/loss included in other income, other operating expenses, financial income and expenses in the Transmode income statements to other gain (loss), net to be consistent with Infinera’s presentation.

	Transmode Presentation			Reclassified Presentation
	Year Ended December 31, 2014	Three Months Ended March 31, 2015		Year Ended December 31, 2014	Three Months Ended March 31, 2015
Other income	0.1	1.1
Other operating expenses	(5.0)	—
Financial income	7.1	—	Interest income	3.2	0.3
Financial expense	(0.3)	—	Interest expense	—	(0.2)
Net financial income expense	—	0.9	Other gain (loss), net	(1.3)	1.9

	1.9	2.0		1.9	2.0

3.	Adjustments to Reconcile to U.S. GAAP

Transmode’s financial statements have been prepared in accordance with IFRS as issued by the IASB, which differs in certain respects from U.S. GAAP. The following adjustments are made to convert Transmode’s historical balance sheet as of March 31, 2015 and statement of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 to U.S. GAAP for purposes of the pro forma presentation.

a)	Transmode capitalizes its development expenses in accordance with International Accounting Standards 38, Intangible Assets. Capitalized development expenses are amortized over a product’s estimated economic life, subject to a maximum of seven years. Under U.S. GAAP, all expenditures for the development of products should be expensed as incurred. The adjustments to the statement of operations represent the reversal of previously recorded amortization of capitalized development costs and expensing of current period expenditures (in SEK millions):

	Year Ended December 31, 2014	Three Months Ended March 31, 2015
Amortization of capitalized development to cost of product	(2.2)	(0.7)
Amortization of capitalized development to research and development	(30.7)	(9.1)
Capitalization of development expense—research and development	70.3	12.4

Total adjustment	37.4	2.6

The following adjustments to the balance sheet represent the write-off of the capitalized development costs as of March 31, 2015: SEK 127.8 million to capitalized research and development, SEK 28.1 million of deferred tax included in other long-term liabilities and SEK 99.7 million to accumulated deficit.

b)	The above adjustments have been tax effected using the statutory tax rate in Sweden of 22 percent.

4.	Purchase Accounting

Preliminary Purchase Price

The preliminary purchase price for the Transaction is estimated as follows (in thousands):

Fair value of Infinera shares issued for Transmode shares outstanding	$277,442
Cash consideration	91,232

Total preliminary purchase price	$368,674

Infinera is offering Transmode shareholders Infinera Shares for 73.80 percent for the outstanding Transmode shares and cash for the remaining 26.20 percent of Transmode shares. The preliminary purchase price was computed using Transmode’s shares outstanding as of March 31, 2015 of 27,709,236. The fair value of Infinera Shares were calculated based on an exchange ratio of 0.6376 Infinera Shares per Transmode share and Infinera’s stock price of USD 21.28, which was the closing price for Infinera Shares on June 3, 2015. The cash consideration was based on SEK 107.05 per Transmode share exchanged and was translated using the exchange rate as of June 3, 2015 of 8.5194 SEK per USD as quoted by OANDA Corporation.

The table below illustrates the potential impact to the preliminary purchase price resulting from a 10% increase or decrease in the price of Infinera’s share price as of June 3, 2015 of $21.28. For the purposes of this calculation, the total number of shares has been assumed to be the same as in the table above (in thousands):

	10% increase in Infinera’s share price	10% decrease in Infinera’s share price
Share consideration	$305,186	$249,698
Cash consideration	91,232	91,232

Total preliminary purchase price	$396,418	$340,930

Goodwill	$255,174	$199,686

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the estimated purchase price, calculated as described above, is allocated to the tangible and intangible assets acquired and liabilities assumed by Infinera based on their estimated fair values as of the closing date of the Transaction, with any excess being allocated to goodwill. The allocation of the purchase price is preliminary and the final determination will be based on (i) the fair values of assets acquired, including the fair values of the identifiable intangible assets, (ii) the fair values of liabilities assumed, and (iii) the fair value of common stock issued, as of the date the Transaction is consummated. The purchase price allocation will remain preliminary until Infinera completes a final valuation of identifiable intangible assets acquired and determines the fair values of other assets and liabilities acquired. The final determination of the allocation of consideration transferred is expected to be completed as soon as practicable after consummation of the Transaction. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented below.

The allocation of the preliminary purchase price (for financial accounting purposes) is as follows (in thousands):

Cash and cash equivalents	$26,919
Accounts receivable	22,233
Inventory	15,054
Prepaid expenses and other assets	5,314
Property, plant and equipment, net	3,977
Intangible assets, net	125,000
Goodwill	227,430
Current liabilities	(26,069)
Other long-term liabilities	(31,184)

Total preliminary purchase price	$368,674

The amount allocated to identifiable intangible assets has been attributed to the following assets (in thousands):

Fair value
Trade name	$5,000
Customer relationships	41,000
Developed technology	63,000
In-process technology	16,000

Total identifiable intangible assets	$125,000

Preliminary Valuation

For purposes of preparing the preliminary valuation, Infinera used publicly available information, as well as a variety of other assumptions, including market participant assumptions, cost and development assumptions, expected synergies and other cost savings that a market participant would be expected to realize as a result of the Transaction and certain other high-level assumptions.

The estimated fair values of identifiable intangibles assets were determined using the following methodologies:

•	Trade name— relief from royalty

•	Customer relationships—with / with-out method supported by excess earnings

•	Proprietary technology (developed technology and in-process technology)—excess earnings

The trade name, customer relationships and developed technology are amortized using a straight-line basis over their estimated useful lives ranging from one to nine years. In-process technology is tested for impairment as if it were indefinite-lived. Upon completion of the development process for the acquired in-process technology, Infinera will determine the useful life of the asset resulting from research and development activities. Abandoned research and development projects acquired will be written-off. The carrying value of the intangible assets will be periodically reviewed to determine if the facts and circumstances suggest that a potential impairment may have occurred. Impairment charges, if any, will be recorded in the period in which the impairment occurs.

5.	Pro Forma Adjustments

The pro forma adjustments included in the unaudited condensed combined financial information are as follows:

a)	To record the cash consideration of $91.2 million paid, and the par value of $13,038 and the additional paid-in capital of $277.4 million to reflect the issuance of the 13,037,699 Infinera Shares in connection with the Offer. Refer to Note 4 for further details on the calculation of the preliminary purchase price.

b)	The total estimated transaction costs of $10.0 million consist of approximately $6.0 million to be incurred by Infinera and approximately $4.0 million to be incurred by Transmode. Transaction costs include fees for investment banking services, legal, accounting, due diligence, tax, valuation, printing and other services necessary to complete the Transaction and have a one-time impact on the unaudited pro forma condensed combined statement operations. The unpaid transaction costs are reflected in the pro forma balance sheet as of March 28, 2015 as a decrease in cash of $9.5 million and a corresponding charge of Infinera’s estimated transaction costs to accumulated deficit of $5.5 million and Transmode’s estimated transaction costs of $4.0 million to goodwill. Transaction costs of $0.5 million incurred by Infinera during the three months ended March 28, 2015 have been removed from the March 28, 2015 pro forma statement of operations as it is considered to be a one-time expense directly related to the Transaction.

c)

On April 9, 2015, Infinera entered into a foreign currency forward contract with a notional amount of SEK 831 million ($95.3 million) at an exchange rate of 8.7402 to hedge currency exposures associated with the cash portion of the Offer. This adjustment is to record the estimated gain or loss on settlement of the forward contract on the close of the Transaction. The estimated gain or loss is calculated based on the USD/SEK spot rate as of May 29, 2015 and is subject to change when Infinera settles the forward contract.

d)	To eliminate Transmode historical shareholders’ equity accounts.

e)	To record the fair value of intangible assets acquired (as discussed in Note 4) and related amortization expense during the respective periods. Also represents reversal of Transmode’s historical amortization related to certain intangible assets.

	Three Months Ended March 28, 2015	Year Ended December 27, 2014
	(In thousands)
Customer relationships	$1,139	$4,556
Developed technology	3,150	12,600
Reversal of Transmode’s historical amortization	(144)	(685)

Total identifiable intangible assets	$4,145	$16,471

f)	To record fair value of inventory at March 28, 2015.

g)	To record fair value of deferred revenue at March 28, 2015 and reversal of revenue recognized for the three months ended March 28, 2015 and the year ended December 27, 2014 as a result of the fair value adjustment in the deferred revenue balance.

h)	To eliminate the historical goodwill of $10.3 million for Transmode and to record the excess of the consideration transferred over the fair value of the assets acquired and liabilities assumed as goodwill in the amount of $227.4 million. This amount includes a deferred tax liability of $28.5 million provided, at the Swedish statutory rate of 22 percent, for the tax bases differences of the acquired assets and liabilities. The goodwill will not be amortized but will be tested for impairment at least annually.

i)	Represents the deferred tax liability of $28.5 million at the Swedish statutory tax rate of 22 percent associated with the fair value adjustment for inventories, intangible assets, for the temporary differences arising from applying the acquisition method of accounting. Income tax effect at the Swedish rate of 22 percent on the pro forma adjustments excluding the transaction costs of Infinera of $0.5 million for the three months ended March 31, 2015.

j)	Pro forma combined basic and diluted net income (loss) per share is computed by dividing pro forma combined net income (loss) by the weighted average pro forma number of shares outstanding during the three months ended March 28, 2015 and the year ended December 27, 2014, assuming that the shares issued by Infinera as consideration has been outstanding since December 29, 2013.

k)	To reflect the issuance of 13,037,699 shares of Infinera Shares to Transmode’s shareholders in connection with the Offer, which is based on 27,709,236 outstanding shares in Transmode as of March 31, 2015 using the exchange ratio of shares and cash described in Note 3.

l)	Represents adjustment for dividend paid by Transmode to its shareholders of SEK 1.95 per share, which has also been reduced in estimating the purchase price.

m)	The following represents estimated amounts that are expected to have a one-time impact on the unaudited pro forma condensed combined statement operations and have not been adjusted to arrive at the pro forma combined net income (in thousands):

Infinera transaction costs	$6,000
Transmode transaction costs	4,000
Cost of revenue for inventory fair value adjustment	3,182
Amortization of trade name	5,000

Total	$18,182

MATERIAL CONTRACTS BETWEEN INFINERA AND TRANSMODE

Background of the Offer

Both Infinera and Transmode continually evaluate strategic opportunities in order to complement their technological capabilities and evaluate opportunities to strengthen their respective businesses. Infinera has, from time to time, explored possible acquisitions of or combinations with complementary businesses and technologies to expand product offerings and market presence. Transmode has also, from time to time, explored strategic alternatives.

In May 2014, Infinera and Transmode began discussions regarding potential joint development opportunities and on June 2, 2014, entered into a confidentiality agreement in connection with those discussions.

Over the next several months, Infinera and Transmode continued to discuss possibilities for joint development opportunities.

On September 9, 2014, members of the Infinera and Transmode management teams met in-person to discuss the status of a potential joint development and the complexities associated therewith. Shortly after this meeting, Infinera began to consider a potential strategic combination.

On September 16, 2014, the Technology and Acquisition Committee of the Infinera Board discussed a potential strategic combination with Transmode, including the risks and benefits thereof. On the same day, members of management reviewed with the Infinera Board a potential strategic combination with Transmode.

On September 24, 2014, a telephonic meeting occurred between Tom Fallon, of Infinera, and Tom Nyman, of Pod, Transmode’s largest shareholder, to discuss the rationale for a strategic combination and next steps in exploring such a combination.

On September 27, 2014, Infinera submitted a letter of intent and indicative term sheet to Transmode specifying that the consideration would be based on a fixed exchange ratio (which ratio was unspecified in the term sheet) and that cash could be considered as an alternative to a portion of the stock consideration.

On September 29, 2014, representatives of Morgan Stanley, Infinera’s financial advisor, discussed the letter of intent and term sheet with representatives of Lazard, Transmode’s financial advisor.

On October 1, 2014, Infinera submitted a revised term sheet to Transmode, which indicated that $50 – $75 million of cash could be considered as an alternative to a portion of the stock consideration.

On October 2, 2014, representatives of Morgan Stanley discussed the term sheet with representatives of Lazard indicating that Infinera would propose fixing the exchange ratio in the term sheet at 0.90, which implied a Transmode price per share of 70 SEK based on Infinera’s closing price on September 30, 2014. Lazard indicated that Pod was not interested in a transaction at such price level.

On October 6 and October 7, 2014, Transmode and Infinera (through their advisors Lazard and Morgan Stanley) corresponded via email regarding a counter-proposal by Transmode for a deal valued at 90 SEK per share, and Infinera’s view that a deal should be valued between 75 and 80 SEK per share. On October 7, Mr. Fallon had a dinner meeting with Mr. Nyman, where the parties agreed to put discussions on hold.

On October 22, 2014, Transmode reported third quarter 2014 results and its stock price declined 15 percent. On October 30, 2014, Morgan Stanley and Lazard each confirmed that the parties’ respective views on price had not changed.

On November 6, 2014, David Welch, of Infinera, and Karl Thedéen, of Transmode, had a call to discuss Infinera’s latest proposal, which discussion culminated in the submission on November 14, 2014 by Infinera of a revised term sheet along with confirmation that the proposed implied Transmode price per share for the transaction would be 90 SEK, which submission was accompanied by a request to conduct a preliminary due diligence meeting with Transmode management.

Between November 18 and December 4, 2014, the parties exchanged drafts of the indicative term sheet and negotiated the terms of a Non-Disclosure Agreement, which was signed on December 5, 2014.

On December 9, 2014, the Technology and Acquisition Committee of the Infinera Board reviewed the ongoing exploration of a potential strategic combination with Transmode. On the same day, members of management reviewed with the Infinera Board the current proposal and status of negotiations with Transmode.

On December 10, 2014, a preliminary due diligence meeting was held at Infinera’s headquarters in Sunnyvale to discuss Transmode’s business. Infinera also presented slides describing its business.

On December 22, 2014, Infinera submitted a request for additional due diligence and a revised letter of intent and term sheet to Transmode—which proposal included a fixed exchange ratio based on a proposed price of 90 SEK per share and further indicated that up to $50 – $75 million of cash could be considered as an alternative to a portion of the stock consideration.

On December 30, 2014, Transmode (via Lazard) indicated that it would meaningfully exceed analyst estimates for its fourth quarter of 2014 and as a result believed their stock price would increase after announcing results, and that a deal valued at 90 SEK per share would therefore not be acceptable and that due diligence could not proceed further on the basis of such valuation. On January 8, 2015, Mr. Fallon had a telephonic meeting with Mr. Nyman to discuss Infinera’s current proposal and Transmode’s recent request for a higher price.

On January 12, 2015, Infinera submitted a revised draft letter of intent, due diligence request list and indicative term sheet to Transmode with a proposed implied price of 100 SEK per share consisting of a mix of cash ($100M) and stock (at a fixed exchange ratio to be determined). This was followed by a formal submission of a letter of intent with substantially similar terms on February 10, 2015, which letter was further revised and clarified to Transmode on February 12, 2015.

In the period from January 29, to February 3, 2015, the parties commenced a new phase of due diligence (including due diligence on Infinera by Transmode) with the exchange of diligence requests and the opening by Transmode of a virtual data room.

On February 10, 2015, the Infinera Board held a telephonic meeting to discuss the status of the potential transaction with Transmode.

On February 13-14, 2015, Transmode held board meetings to discuss the potential transaction with Infinera.

On February 14, 2015, Lazard indicated to Morgan Stanley that the Transmode board did not support a transaction valued at 100 SEK per share.

On February 25, 2015, Infinera held a board meeting to discuss the latest terms of the Transmode offer.

On March 4, 2015, Mr. Welch and Ashoka Valia, also of Infinera, met with Mr. Thedéen and also with certain members of Transmode’s board of directors to present the strategic rationale of the proposed combination and to get an update on Transmode’s business. Representatives of Lazard and Morgan Stanley attended the meeting with Transmode’s board of directors.

On March 5, 2015, Infinera submitted an updated term sheet to Transmode with a proposed implied price of 105 SEK consisting of a mix of cash ($100M) and stock (at a fixed exchange ratio to be determined).

On March 11, 2015, Transmode began to provide additional due diligence materials to virtual data room, followed a few days later with a supplementary reverse due diligence request list.

On March 19, 2015, Mr. Welch met with Mr. Thedéen to discuss the business of the potential combined company.

From March 24 to March 27, 2015, Infinera and Transmode held a series of in-person due diligence meetings in Stockholm.

Between March 30, 2015 and April 7, 2015, Pod, Infinera, Messrs. Fallon and Welch, their financial advisors and their counsel negotiated the terms of the Irrevocable Undertaking and the Lock-Up agreement.

On April 1, 2015, Infinera held a board meeting to discuss the status of the potential transaction with Transmode and formed a special committee of the Infinera Board (the “Special Committee”) which was authorized to approve the Offer within a range of specified terms, and subject to certain conditions. Additionally, Transmode held a separate board meeting to discuss the transaction with Infinera.

On April 2, 2015, Mr. Welch and Mr. Thedéen had a call to discuss the latest terms of the transaction.

On April 5, 2015, Mannheimer Swartling, outside counsel to Infinera, sent a draft of the Offer Announcement to Hannes Snellman, outside counsel to Transmode.

On April 7, 2015, Hannes Snellman sent a draft of the Transmode Board Recommendation to Mannheimer Swartling.

On April 7, 2015, Infinera held a meeting of the Special Committee to approve the Offer and all matters relating thereto, which were within the range of terms that had been previously authorized by the Infinera Board and subject to the conditions that the Transmode Board recommend the Offer and that Pod enter into the Irrevocable Undertaking and Lock-Up Agreement.

On April 8, 2015, Transmode’s held a board meeting to consider the transaction. Following the board meeting, Transmode requested that Infinera increase the consideration in its offer to 14 million Infinera Shares plus 30 SEK per share, which would have represented an aggregate value of approximately 113 SEK per Transmode share. Later that same day, Infinera submitted a revised proposal to Transmode valued at 109 SEK per share (79 SEK in stock at a fixed exchange ratio of 0.4705 per share and 30 SEK in cash per share). Transmode’s board of directors approved the latest Infinera proposal. Infinera released the offer announcement.

Also on April 8, 2015, Pod and Infinera entered into the Irrevocable Undertaking and the Lock-Up Agreement, and Messrs. Fallon and Welch each entered into a lock-up agreement containing terms similar to those of the Lock-Up Agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF TRANSMODE

The following discussion should be read in conjunction with the Transmode’s consolidated financial statements and notes included elsewhere in this Registration Statement. Transmode’s consolidated financial statements and the financial information discussed herein have been prepared in accordance with IFRS as issued by the IASB. In the narrative discussions about Transmode’s results of operations, results for the corresponding prior periods have been included in parenthesis for comparison.

Overview/Executive Summary

Transmode is a global provider of packet-optical networking solutions that enable fixed line and mobile network operators to cost effectively address the capacity needs created by the rapid growth in video and data traffic. These solutions are important building blocks in next-generation high-speed optical networks that support services such as broadband backhaul, mobile data backhaul, video delivery services and cloud computing. Transmode’s solutions are designed to increase the capacity, flexibility and functionality of metro and regional networks and are based on WDM and transport technologies such as Ethernet. Transmode’s Native Packet Optical 2.0 architecture gives customers key advantages in the form of cost-efficient Ethernet services, ultra-low latency, low power consumption and future proof network design.

Since 2000 Transmode has installed more than 50,000 systems for over 650 fixed and mobile network operators, service providers, large enterprises and public institutions in more than 50 countries across the globe. The international telecom market research firm Infonetics Research estimates that Transmode’s main market of metro WDM equipment will grow by an average of nine percent annually over the period from 2014 to 2019. Transmode conducts business worldwide, and continuously endeavors to expand into new geographical markets. Its regional sales organization supports its geographical expansion, strengthening customer relationships by bringing competence and resources close to customers. Transmode sells its products and services both through its own sales team and through partners. Transmode’s partner program continued to evolve in 2014, and the aim is to further enhance the potential of the program to access new customers in current business lines and alternative operator segments.

Results of Operations

2014 Financial and Business Performance

Consolidated Income Statement

for the fiscal year ended December 31

	Note	January - December
		2014	2013
		(in SEK millions)
Sales of goods		857.2	964.7
Sale of services		72.8	64.4

Total sales	3	930.0	1.029.1

Cost goods and services provided	5	-458.8	-507.6

Gross profit		471.2	521.5
Other income	4	0.1	0.9
Research and development costs		-157.8	-155.6
Selling expenses		-199.1	-179.7
Administrative expenses		-38.8	-35.0
Other operating expenses	4	-5.0	-3.6

Operating profit	5, 6, 7, 8	70.6	148.5

Financial income	9	7.1	6.5
Financial expenses	9	-0.3	0.5

Net financial income/expenses		6.8	7.0

Taxes	10	-15.9	-32.2

Profit for the year		61.5	123.3

Total sales during 2014 were SEK 930.0 (1,029.1) million, representing a year-over-year decrease of 9.6%. Adjusted for exchange rate fluctuations, the decrease was 14.9%. Sales in the EMEA region decreased by 11.4%, or 16.8% adjusted for exchange rate fluctuations. The downturn was mainly driven by lower revenue from Transmode’s largest customers in the region due to lower investments in their metro networks. During the same period, sales via partners grew in the EMEA region. In the Americas, sales increased by 9.2%, or 4.9% adjusted for exchange rate fluctuations. Growth in the Americas was derived from both North and South America, and was mainly driven by major existing accounts. In the APAC region, sales decreased by 27.7%, or 30.8% adjusted for exchange rate fluctuations, mainly due to Transmode engaging in fewer projects with its largest customer in this region in 2014.

In 2014, invoicing to Transmode’s five largest customers represented 51.0% (53.3%) of total invoicing, and the direct sales share was 77.0% (80.7%) of total invoicing. In 2014, Transmode launched a number of new, innovative products and services, including a new generation of compact and energy-efficient 100G products. Transmode also launched a new generation of 10 Gbps products with six transponders per card—HEX—and extremely low energy consumption of 5W/10G transponder. Transmode also launched the market’s first fully pluggable 100G metro solution with coherent optics in 2014, which also featured integrated Ethernet switching functionality. Additionally, Transmode launched a new Mobile Fronthaul Muxponder optimized for the transport of multiple CPRI and Synchronous Ethernet services over a single 10G wavelength.

Gross profit, including restructuring expenses of SEK 2.1 (-) million from a cost and efficiency program (described in further detail below), was SEK 471.2 (521.5) million for 2014, and gross margin was 50.7% (50.7%). Transmode’s healthy gross margin is the result of its continued efforts to improve product design, product procurement and sales management. Overall, exchange rate fluctuations of other currencies against the Swedish krona had a positive effect on gross profit of SEK 51.2 million net. The impact on gross profit was computed by restating gross profit for 2013 by using 2014 exchange rates.

Operating expenses, excluding other income and other operating expenses, were SEK 395.7 (370.3) million in 2014. The increase was primarily a result of Transmode’s product development and sales initiatives. These expenses include restructuring expenses of SEK 6.8 (-) million from the publicly announced cost and efficiency program designed to increase profitability and ensure continued investments in products and market development. At the end of December 2014, Transmode had 281 (284) employees. In 2014, development expenses of SEK 70.3 (47.5) million were capitalized, and amortization of capitalized development expenses was SEK 30.8 (23.9) million. Adjusted for the capitalization and amortization of development expenses, expenditure for research and development increased to SEK 197.3 (179.2) million, or by 10.1% on the previous year.

Other operating expenses of SEK 5.0 (3.6) million mainly consisted of losses on currency contracts of SEK 14.1 (10.0) million, net of gains on the translation of balances with customers and suppliers of SEK 9.3 (6.4) million. Operating profit was SEK 70.6 (148.5) million and the operating margin, including restructuring expenses, was 7.6% (14.4%). Profit for the year was SEK 61.5 (123.3) million, representing a 50.1% year-over-year decrease.

To improve profitability and enable continued investments in product and market development, Transmode began execution of a cost and efficiency program in the fall of 2014. This program involves downscaling Transmode’s cost base by approximately SEK 40 million annually, and involves a combination of lay-offs of employed staff and consultants, as well as other cost-saving measures. The staff reductions were completed in early-October, while other cost-saving measures are still in the process of being executed. It is expected that the impact of this program will principally manifest in 2015.

2013 Financial and Business Performance

Consolidated Income Statement

for the fiscal year ended December 31

		January – December
	Note	2013	2012
		(in SEK millions)
Sales of goods		964.7	961.7
Sale of services		64.4	49.2

Total sales	3	1,029.1	1,010.9

Cost goods and services provided	5	-507.6	-512.1

Gross profit		521.5	498.8

Other income	4	0.9	1.3
Research and development costs		-155.6	-130.5
Selling expenses		-179.7	-166.0
Administrative expenses		-35.0	-32.9
Other operating expenses	4	-3.6	0.0

Operating profit	5, 6, 7, 8	148.5	170.7

Financial income	9	6.5	6.6
Financial expenses	9	0.5	-0.4

Net financial income/expenses		7.0	6.2

Taxes	10	-32.2	-37.7

Profit for the year		123.3	139.2

Total sales amounted to SEK 1,029.1 (1,010.9) million in 2013, representing a year-over-year increase of 1.8% on 2012. Adjusted for exchange rate fluctuations, the increase was 4.7%. The increase was primarily in the EMEA region, where sales increased by 6.3%, or by 9.1% adjusted for exchange rate fluctuations. In the Americas, sales decreased by 33.4%, or by 30.8% adjusted for exchange rate fluctuations. In Latin America, Transmode was still affected by a regulatory situation in the telecom market in Mexico which triggered uncertainty and limited one of Transmode’s most important customer’s willingness to invest in telecom infrastructure. In North America, sales volumes with some of Transmode’s existing customers continued to underperform Transmode’s prior expectations. In the APAC region, where individual projects such as those of Hutchison Global Communications in Hong Kong can cause more fluctuations between periods, sales increased by 166.2%, or by 176.2% adjusted for exchange rate fluctuations.

In 2013, invoicing to Transmode’s five largest customers represented 53.3% (62.3%) of total invoicing, and direct sales were 80.7% (77.6%) of total invoicing. Indirect sales via NEC continued to increase over the prior year period.

Gross profit for 2013 amounted to SEK 521.5 (498.8) million and gross margin was 50.7% (49.3%). Transmode’s increase in gross margin was the result of its continued efforts to improve product design, product procurement and sales management. Overall, exchange rate fluctuations against the Swedish krona had a negative effect on gross profit of SEK 16.6 million.

Operating expenses, excluding other income and other operating expenses, were SEK 370.3 (329.4) million in 2013. The increase was primarily a result of Transmode’s continued expansion and new product development and sales initiatives. At the end of December 2013, Transmode had 284 (269) employees. In 2013, development expenses of SEK 47.5 (42.7) million were capitalized, and amortization of capitalized development expenses were SEK 23.9 (18.2) million. Adjusted for the capitalization and amortization of development expenses, expenditures for research and development increased to SEK 179.2 (155.0) million, or by 15.6% over 2012.

Other income of SEK 0.9 (1.3) million resulted from a reversal of previous compensation related provisions and reserves. Other operating expenses of SEK 3.6 (0.0) million consisted of losses on currency contracts of SEK 10.0 million, net of gains on the translation of balances with customers and suppliers of SEK 6.4 million. In the previous year, the corresponding items were gains totaling SEK 0.7 million, and were included in other income.

Operating profit for the period was SEK 148.5 (170.7) million and the operating margin was 14.4% (16.9%). Profit for the year was SEK 123.3 (139.2) million, an 11.4% decrease as a result of the factors described above.

Q1 2015 Financial and Business Performance

Condensed Consolidated Income Statement

for the quarter ended March 31

	Q1 (unaudited)
	2015	2014
	(in SEK millions)
Sales of goods	289.3	231.3
Cost goods and services provided	-137.6	-117.7

Gross profit	151.7	113.6

Other income	1.1	0.3
Research and development costs	-46.2	-36.4
Selling expenses	-48.8	-46.0
Administrative expenses	-10.7	-9.8
Other operating expenses	0.0	-0.2

Operating profit	47.1	21.5

Net financial income/expenses	0.9	2.0
Taxes	-10.2	-4.9

Profit for the period	37.8	18.6

Sales in the first quarter of 2015 were SEK 289.3 (231.3) million, an increase of 25.1% year-over-year. Adjusted for exchange rate fluctuations, the increase was 11.0%. Sales in the EMEA region were up by 20.1% or by 9.7% adjusted for exchange rate fluctuations. This growth was driven by sales to small and medium-sized customers, primarily from solutions for Data Center Interconnect. Several of Transmode’s largest customers are still showing indications of a lower rate of investment than in the first quarter of 2014. Sales increased by 59.0% in the Americas (North and South America), or by 23.3% adjusted for exchange rate fluctuations. The high sales increase in the Americas was mainly driven by large-scale deliveries to several major existing accounts in the US. In the APAC region, where sales are generally more project dependent and thus subject to quarterly fluctuations, sales increased by 18.5% to SEK 10.4 m, or decreased by 8.1% adjusted for exchange rate fluctuations. Transmode’s new partner initiative in the region continued to increase sales over the comparable prior year period.

Gross profit for the first quarter of 2015 was SEK 151.7 (113.6) million, corresponding to a gross margin of 52.5% (49.1%). The increased gross margin was due to a combination of product mix and higher service sales. Gross profit in the first quarter of the previous year would have been SEK 9.1 million higher after adjustments for exchange rate fluctuations of other currencies against the SEK.

Operating expenses for the quarter, excluding other income and other operating expenses, were SEK 105.7 (92.2) million. Research and development expenses increased in the quarter, mainly explained by reduced capitalization and increased amortization. Development expenses of SEK 12.5 (19.7) million were capitalized in the period, and amortization of capitalized development expenditure was SEK 9.8 (7.4) million. The increased operating expenses were mainly due to a sharper focus on business development, product launches and negative exchange rate movements. Transmode maintained cost control consistent with the previously reported cost and efficiency program, but simultaneously continued to invest in segments where there were growth opportunities. Other operating expenses largely represented net exchange rate gains of SEK 1.1 (0.3) million, consisting of gains on currency contracts of SEK 1.3 (loss of 0.4) million and losses on balances with customers and suppliers of SEK 0.2 (gains of 0.7) million. Operating profit for the quarter was SEK 47.1 (21.5) million, corresponding to an operating margin of 16.3% (9.3%) of sales.

Liquidity and Capital Resources

Transmode’s liquidity requirements consist mainly of funding its capital expenditures and working capital. Its primary sources of liquidity are cash from operations and its SEK 12 million undrawn credit line as of December 31, 2014. It is the opinion of Transmode that the working capital is sufficient for Transmode’s present requirements.

The following tables set forth the principal components of Transmode’s cash flows for the years ended 31 December 2012, 2013 and 2014.

Consolidated Statement of Cash Flows

for the fiscal year ended December 31

		January – December
	Note	2014	2013
		(in SEK millions)
Cash flow from operating activities
Profit/loss after financial items		77.4	155.5
Adjustment for non-cash items
Depreciation and amortization		48.9	36.4
Profit/loss from disposals and retirements of non-current assets		0.2	—
Change in provisions		4.8	-4.4
Net financial income/expense		-6.8	-7.0
Interest paid		0.0	0.0
Interest received		3.4	7.4
Other received/paid financial income/expense		-0.3	0.6
Income tax paid		-11.8	-25.8

Cash flow from operating activities before changes in working capital		115.8	162.7

Increase (–)/decrease (+) in inventories		-11.3	14.9
Increase (–)/decrease (+) in trade receivables		12.0	-33.4
Increase (+)/decrease (–) in trade payables		11.0	30.5

Cash flow from operating activities		127.5	174.7

Cash flow from investing activities
Acquisitions of intangible assets	14	-72.5	-52.0
Acquisitions of tangible assets	13	-11.6	-10.5
Change in other financial assets		-0.6	-2.6

Cash flow from investing activities		-84.7	-65.1

Cash flow from financing activities
Purchases of treasury shares		-3.3	-4.8
Dividend to equity holders of the parent company		-180.1	-50.0

Cash flow from financing activities		-183.4	-54.8

Increase/decrease in cash and cash equivalents		-140.6	54.8
Cash and cash equivalents, at beginning of year		431.5	376.8
Exchange rate difference in cash and cash equivalents		3.9	-0.1

Cash and cash equivalents, at end of year		294.8	431.5

Cash Flow from Operating Activities

Net cash flow from operating activities before changes in working capital decreased from SEK 163 million in 2013 to SEK 116 million in 2014, primarily reflecting the lower profit for the period but also reflecting a positive impact from increased amortization and changes in provisions. Working capital decreased by SEK 12 million in 2014, primarily reflecting a decrease in accounts receivable as a result of decreased revenues. Net cash flow from operating activities after changes in working capital decreased from SEK 175 million in 2013 to SEK 128 million in 2014.

Cash Flow from Investment Activities

Net cash flow used in investment activities expanded from negative SEK 65 million in 2013 to negative SEK 85 million in 2014. The increase reflected primarily higher investments in intangible assets in the form of capitalized development expenses, which expanded from negative SEK 52 million in 2013 to negative SEK 73 million in 2014, and slightly higher investments in tangible assets (such as office furniture, and IT-, conference room- and laboratory equipment).

Cash Flow from Financing Activities

Net cash flow from financing activities increased from negative SEK 55 million in 2013 to cash flow of negative SEK 183 million in 2014, primarily reflecting the extra dividend of SEK 130 million, or SEK 4.70 per share, to holders of Transmode’s shares in 2014. In addition, the normal dividend paid to Transmode’s shareholders amounted to SEK 50 million, or SEK 1.80 per share.

Consolidated Statement of Cash Flows

for the fiscal year ended December 31

		January – December
	Note	2013	2012
		(in SEK millions)
Cash flow from operating activities
Profit/loss after financial items		155.5	176.9
Adjustment for non-cash items
Depreciation and amortization		36.4	29.6
Profit/loss from disposals and retirements of non-current assets		—	0.2
Change in provisions		-4.4	10.1
Net financial income/expense		-7.0	-6.2
Interest paid		0.0	-0.1
Interest received		7.4	7.8
Other received/paid financial income/expense		0.6	-0.4
Income tax paid		-25.8	-33.8

Cash flow from operating activities before changes in working capital		162.7	184.1
Increase (–)/decrease (+) in inventories		14.9	-1.7
Increase (–)/decrease (+) in trade receivables		-33.4	13.2
Increase (+)/decrease (–) in trade payables		30.5	-18.9

Cash flow from operating activities		174.7	176.7
Cash flow from investing activities
Acquisitions of intangible assets	14	-52.0	-42.7
Acquisitions of tangible assets	13	-10.5	-9.8
Change in other financial assets		-2.6	-1.5

Cash flow from investing activities		-65.1	-54.0
Cash flow from financing activities
New share issue		—	3.6
Purchases of treasury shares		-4.8	—
Dividend to equity holders of the parent company		-50.0	-41.7

Cash flow from financing activities		-54.8	-38.1

Increase/decrease in cash and cash equivalents		54.8	84.6
Cash and cash equivalents, at beginning of year		376.8	293.8
Exchange rate difference in cash and cash equivalents		-0.1	-1.6

Cash and cash equivalents, at end of year		431.5	376.8

Cash Flow from Operating Activities

Net cash flow from operating activities before changes in working capital decreased from SEK 184 million in 2012 to SEK 163 million in 2013, primarily reflecting the lower profit for the period and changes in provisions for warranties. Working capital decreased by SEK 12 million in 2013, primarily reflecting a decrease in inventory and an increase in accounts payable. Net cash flow from operating activities after changes in working capital decreased from SEK 177 million in 2012 to SEK 175 million in 2013.

Cash Flow from Investment Activities

Net cash flow used in investment activities expanded from negative SEK 54 million in 2012 to negative SEK 65 million in 2013. The increase reflected primarily higher investments in intangible assets in the form of capitalized development expenses, which expanded from negative SEK 43 million in 2012 to negative SEK 52 million in 2013, and slightly higher investments in tangible assets (such as office furniture, and IT-, conference room- and laboratory equipment).

Cash Flow from Financing Activities

Net cash flow from financing activities expanded from negative SEK 38 million in 2012 to cash flow of negative SEK 55 million in 2013, primarily reflecting an increased dividend to holders of Transmode’s shares with SEK 8 million in 2013 as well as purchases of treasury shares for the long-term incentive program amounting to SEK 5 million.

Condensed Consolidated Statement of Cash Flows

for the quarter ended March 31

	Q1 (unaudited)
	2015	2014
	(in SEK millions)
Profit after financial items	48.0	23.5
Non-cash item	19.0	8.0
Income tax paid	-4.2	-6.3

Cash flow from operating activities before changes in working capital	62.8	25.2
Changes in working capital	-19.7	-23.6

Cash flow from operating activities	43.1	1.6
Acquisitions of intangible and tangible assets	-18.4	-20.6
Change in other financial assets	0.0	-0.1

Cash flow from investing activities	-18.4	-20.7

Purchases of treasury shares	—	-3.3
Dividend to equity holders of the parent company	—	—

Cash flow from financing activities	—	-3.3

Increase/decrease in cash and cash equivalents	24.7	-22.4
Cash and cash equivalents, at beginning of the period	294.8	431.5
Exchange rate difference in cash and cash equivalents	0.0	1.0

Cash and cash equivalents, at end of the period	319.5	410.1

Cash Flow from Operating Activities

Net cash flow from operating activities before changes in working capital increased from SEK 24 million in Q1 2014 to SEK 63 million in Q1 2015, primarily reflecting the improved profitability for the period. Working capital increased by SEK 20 million in Q1 2015, primarily reflecting an increase in inventory and an increase in accounts receivable. Net cash flow from operating activities after changes in working capital increased from SEK 2 million in Q1 2014 to SEK 43 million in Q1 2015.

Cash Flow from Investment Activities

Net cash flow used in investment activities contracted from negative SEK 21 million in Q1 2014 to negative SEK 18 million in Q1 2015. The decrease reflected primarily lower investments in intangible assets in the form of capitalized development expenses.

Cash Flow from Financing Activities

Net cash flow from financing activities contracted from negative SEK 3 million in Q1 2014 to a cash flow of SEK 0 million in Q1 2015, primarily reflecting a decrease in purchases of treasury shares.

Capital expenditure

Transmode’s capital expenditure consisted mainly of investments in intangible assets in the form of capitalized development expenses and investments in tangible assets (such as office furniture, and IT-, conference room- and laboratory equipment). Transmode’s capital expenditure in 2014, 2013 and 2012 was SEK 84 million, SEK 63 million and SEK 53 million, respectively. Transmode’s capital expenditure for the three-month period ended March 31, 2015 was SEK 18 million. The expansion in capital expenditure during these periods was driven by the factors discussed above under cash flow from investment activities.

Research and development, patents and licenses

Transmode’s product development focuses on five areas: increased capacity and reach, increased flexibility, integrated Ethernet functionality, WDM access and operation and maintenance systems. In metro networks, the most common transmission speed of optical fiber is now 10 Gbps per wavelength. However, customer needs for capacity are constantly increasing. Transmode launched a new generation of 100G products optimized for metro networks in 2014, which cut the cost of applications of 100G in metro networks, conferred greater flexibility and simpler management of spare parts and operations. These new products also reduce power consumption, and enable users to fit more units into a smaller space.

Flexibility is crucial for the remote control of wavelengths and data streams and for enhancing network functionality as needs change. Transmode’s products deliver a high level of flexibility in networks. Transmode’s development of Ethernet products is intended to further improve the control of data traffic, and to integrate it into optical networks simply and cost-efficiently. Demand for this type of product is growing rapidly and is a high priority for Transmode. One of the 100G cards that Transmode launched in 2014 has integrated Ethernet switching functionality.

In the access area, Transmode is developing products to address customer needs arising when optical fiber and WDM extend further out in networks. The combination of intelligent access products and cost-efficient optical filters enables higher capacity at a lower price. Transmode’s multi-layer management suite, EnlightenTM, allows customers to plan, manage and develop their networks efficiently. New functions are continuously being added to this system to enable customers to reduce their operating expenses and benefit from new network functionality. Transmode has broad-based competence in the technology segments central to its business: software, hardware, optics and communication technologies such as Ethernet. The core of Transmode’s R&D work is gradually migrating towards software, occupying over two-thirds of the company’s developers. Research and development expenses amounted to SEK 157.8 (155.6) million, or 17.0% (15.1%) of Transmode’s sales in 2014.

In order to support its research and development work, Transmode is a member of a number of organizations such as TM Forum, an industrial organization that promotes standardization in operations and maintenance, MEF, which standardizes and certifies Ethernet products, the Open Networking Foundation, which conducts standardization initiatives relating to Software Defined Networking, OpenDaylight, a collaborative open source code project that promotes Software Defined Networking and Network Functions Virtualization, the International Telecommunication Union, a dedicated United Nations body whose purposes include developing global standards for optical transport networks, the Broadband Forum, a collaborative venture working on access solutions for fixed networks, and the WDM-PON Forum, a collaborative organization that develops and trains the market in WDM-based access techniques.

Transmode currently holds a portfolio of approximately 25 granted or pending optical networking patents, primarily in Europe, the United States, Canada, Australia, Japan and China. Transmode also has trademarks registered in its most important markets. Transmode intends to continue to take all commercially reasonable steps deemed necessary to protect its technology, including by way of patent, copyright, trade secret and trademark rights. Transmode regards its internally developed software suites that are embedded in the products as proprietary and utilizes a combination of copyright, trade secret laws, internal security practices and non-

disclosure agreements for intellectual property protection of this software. Transmode believes that there has been a general trend in the optical networking industry away from a business model principally reliant on patented technology, or otherwise on intellectual property rights, to prevent competition. Accordingly, Transmode does not consider its intellectual property portfolio to be central to its current business strategy.

Trends

Growth of mobile and fixed telephone and data networks worldwide has been, and is expected to continue to be the primary growth driver of Transmode’s market and business. There are several underlying drivers of this traffic expansion, the single most important being the brisk expansion of video transmission, which is highly bandwidth intensive. Network users also increasingly want “everywhere access” to information, which means increased amounts of traffic being delivered through mobile devices. Another critical driver of this development is the usage of local data centers, which are expanding traffic volumes, especially in metro networks. Moreover, more advanced terminals like tablets, smart phones, gaming consoles and laptops are also connecting and getting more wide-spread. The overall effect of the developments described above is estimated to result in annual growth in global IP traffic averaging some 21% yearly from 2013 to 2018, and traffic growth in metro networks is expected to grow by an estimated 40%-plus annually. This traffic expansion means that Transmode’s customers need to expand the capacity of their networks while also needing to keep costs down. Additionally, fiber build-out is increasing generally, and optical fiber is proliferating further out in networks, extending to enterprises, mobile base stations or access points in residential areas. Transmode is helping its customers manage these challenges by delivering significant increases in transmission capacity and flexibility on existing and new optical fiber networks.

In summary, Transmode’s market is driven by the underlying increase in data traffic driven by video applications, business services, cloud computing and mobile broadband. Accordingly, there is a continued substantial need for investment in equipment that increases the capacity of optical fiber networks. At present, Transmode is not aware of any evidence suggesting that these underlying drivers are weakening.

Off-balance Sheet Arrangements

As of December 31, 2014 and March 31, 2015, Transmode did not have any off balance-sheet arrangements.

Contractual Obligations

The group has entered commercial lease arrangements regarding premises. The lease arrangements have differing terms, indexation clauses and extension options. Future minimum lease payments for irrevocable operating lease arrangements as of December 31, 2014 are as follows:

As of December 31, 2014
Within one year	14.8
One to two years	13.0
After more than three years but within five years	30.5
After more than five years	—
Total	58.3

Transmode has no long-term interest bearing debt or capital leases.

Quantitative and Qualitative Disclosures about Market Risk

Through its operations, the group is exposed to various financial risks, market risks (including interest risks on cash flows and currency risk), credit risks and liquidity risks.

Financial Risk Factors

Transmode’s board of directors has prepared a finance policy for overall financial risk management and for specific segments including financial risks within the group. Transmode’s board of directors has delegated responsibility for ongoing observance of its policy to the group management. The management of financial risks regarding currency forward contracts, customer credit and the investment of surplus liquidity, is conducted centrally at the group’s accounting function in Sweden according to guidelines adopted by its board of directors. Generally, considering global economic conditions, financial risks are considered to have been relatively unchanged at year-end 2014 compared to year-end 2013. Nor, apart from volatile exchange rates, has the group been directly affected by this.

Interest Risks on Cash Flow

The group’s interest-bearing assets, in the form of bank balances, decreased by SEK 136.7 (decreased by 54.7) million in 2014 after the dividend of SEK 180.1 (50.0) million paid to Transmode’s shareholders.

Transmode did not have any borrowings from credit institutions in 2014, and accordingly, the group’s exposure to interest risks as of the reporting date consists exclusively of bank balances. According to the prevailing finance policy, Transmode’s board of directors makes decisions on whether to seek to fix an applicable interest rate for each individual major funding facility based on a general risk assessment. According to the current policy, at least 50% of potential new borrowings should have a fixed interest rate for at least three years. In the years 2013 and 2014, the group did not use any interest derivatives.

The following table illustrates how changes in interest rates on the net of interest-bearing assets and liabilities with variable interest, with all other variables unchanged, would have affected consolidated profit before tax.

Sensitivity analysis for changes in interest rate	2014	2013
Change in Basis Points	+/-100	+/-100
Effect on Profit before Tax, approx. (SEK million)	+/-3	+/-4

Currency Risk

The group has business with counterparties in countries other than Sweden. Accordingly, the group is exposed to transaction exposure where exchange rates between the transaction currency and Transmode’s functional currency (SEK) change over time. Currency risks arise when future business transactions or recognized assets or liabilities are expressed in another currency, usually EUR, GBP and USD, which is not the entity’s functional currency, which almost exclusively means Swedish kronor for the Transmode group.

The group aims to control its cash flows in foreign currencies by matching payments made and received. Bank balances are usually almost exclusively in SEK, thereby limiting cash exposure to currency risk.

According to its finance policy, unmatched net flows can be hedged using financial derivatives. However, with the aim of reducing certain short-term effects of fluctuations in exchange rates, in 2014 and 2013 Transmode’s board of directors decided that portions of accounts receivable and anticipated accounts receivable denominated in EUR and GBP and portions of the expected net outflow, of purchases and sales of goods, denominated in USD should be hedged by currency forward contracts according to the adopted policy.

At year-end 2014, Transmode had currency forward contracts regarding commitments to sell currencies totaling EUR 16.6 million at an average spot rate of SEK/EUR 9.29 and a total of GBP 4.4 million at a spot rate of SEK/GBP 11.83. The remaining maturity of outstanding currency forward contracts was less than 12 months and has been classified as other current receivables and other current liabilities.

SEK million Fair value of derivative instruments	2014	2013
Other current receivables	—	—
Other current liabilities	-5.0	-2.7

Net receivable/liability	-5.0	-2.7

For those transactions made in EUR, GBP and USD, the following table illustrates how exchange rate variations, all other variables unchanged, would have affected consolidated gross profit before tax, excluding the effect of currency forward contracts.

Effect on Profit before Tax from a Change in the Exchange Rate	2014	2013
Change in exchange rate	+/-1%	+/-1%
EUR	+/- SEK 4 m	+/-0 SEK 4 m
GBP	+/-SEK 2 m	+/- SEK 2 m
USD	-/+ SEK 1 m	-/+ SEK 1 m

The effect of translation differences on consolidated equity is marginal because operations and net investments in foreign subsidiaries are limited.

Credit Risk

Primarily, the group’s end-customers are network operators, services providers, corporations and public institutions in Europe and North America. Sales to end-customers are mainly direct, but also made through resellers. Outstanding accounts receivable are monitored continuously, and the group’s exposure to credit risk is judged to be fairly low, as it was in 2013. The need for provisioning of doubtful debt is effected continuously at the customer level. The maximum credit risk for accounts receivable is the same as the carrying amount stated in Note 31 of Transmode’s audited financial statements contained elsewhere in this Registration Statement. This Note also provides an age analysis of overdue accounts receivable for which payment had not been received as of the reporting date. At year-end 2014 and 2013, Transmode had no provisions for doubtful debt. As in 2013, there was no bad debt in 2014.

The group has a large number of customers, although a small number of them represent a relatively high share of outstanding accounts receivable. Transmode has no credit insurance for outstanding accounts receivable. Transmode has determined that the credit risk of its largest customers is fairly low. The following summary states the share of total accounts receivable attributable to the five customers with the largest outstanding balances as of the reporting date, December 31, 2014 and 2013.

Concentration of Accounts Receivable as of December 31	2014	2013
Total accounts receivable (SEK million)	168.6	184.7
Of which 5 largest customers (SEK million)	65.9	84.9
Of which 5 largest customers’ share of total accounts receivable (%)	39.1	46.0

The credit risk on cash and cash equivalent receivables is judged to be low because in accordance with Transmode’s finance policy, surplus liquidity can only be deposited in bank accounts and time-finite investments at banks in Sweden.

Summary of Significant Accounting Principles

Foreign Currency Translation

The Consolidated Accounts are presented in Swedish kronor, which is Transmode’s functional and presentation currency. Each entity in the group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially reported at the functional currency rate applicable on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-translated at the functional currency rate of exchange applicable on the reporting date. All differences are recognized in the Income Statement as follows.

•	Translation of accounts receivable, accounts payable and currency forward contracts is recognized in operating profit or loss.

•	Translation of currency forward contracts relating to operating items is recognized in operating profit or loss.

•	Translation of currency forward contracts relating to financial items is recognized in net financial income/expense.

•	Translation of other monetary assets and liabilities is recognized in net financial income/expense.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. The results of operations and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the rate applicable on the closing day of the balance sheet.

•	Income and expense for each income statement are translated at average exchange rates for the relevant period.

•	All exchange differences are recognized as a separate component of equity and in the Statement of Comprehensive Income.

Revenue Recognition

Revenue covers the fair value of what has been received or will be received for goods and services sold by the group in its operating activities. Revenues are recognized excluding VAT, returns and discounting and after eliminating intragroup sales.

Revenue is recognized to the extent that it is probable that the economic rewards will flow to the group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of Goods

Revenue is recognized when the significant risks and rewards associated with ownership of the goods have passed to the buyer, which usually occurs on delivery according to the applicable delivery terms and conditions. If a buyer is entitled to return goods, a judgment of the likelihood of this occurring is made. Based on this judgment, revenues are recognized either on delivery or when the right of return ceases.

Rendering Services

Revenues from service arrangements are recognized, allocated equally by month in the period that each agreement applies.

Revenues from other services are recognized according to the percentage of completion method considering the degree of completion. Stage of completion depends upon the service provided, i.e. measured with reference to labor hours incurred to date as a percentage of total estimated labor hours for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. In cases of doubtful debt, the full loss is immediately expensed.

Capitalized Development Expenses

Transmode capitalizes its development expenses from the financial year 2008 onwards in accordance with IAS 38. In product development there is an inherent risk of whether development will result in future revenues. Transmode makes regular assessments of projects on an aggregate level. Capitalized development expenses are amortized during a product’s estimated economic life, subject to a maximum of 7 years. The carrying amount of capitalized development expenses as of December 31, 2014 was SEK 125.1 (87.8) million.

Taxes

Current Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws utilized to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred Tax

Deferred tax is stated on temporary differences between the tax bases of assets and liabilities at the reporting date and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and

•	in respect of taxable temporary differences associated with investments in subsidiaries, affiliates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and unutilized tax losses, to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences and the carrying amount of un-utilized tax credits and un-utilized tax losses can be utilized except:

•	if the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the reported profit nor taxable profit or loss, and

•	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax receivables are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date.

Income tax relating to items recognized directly in equity or other comprehensive income is recognized in equity or other comprehensive income and not in the Income Statement. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TRANSMODE

The following table sets forth certain information known to Infinera regarding beneficial ownership of Transmode’s shares as of April 30, 2015 by:

•	Each person known by Infinera to be the beneficial owner of more than 5 percent of any class of Transmode’s voting securities;

•	Transmode’s named executive officers;

•	Each of Transmode’s directors; and

•	All current named executive officers and directors as a group.

The information provided in this table is based on information provided to Infinera based on Transmode’s records, except where otherwise noted. To Infinera’s knowledge and unless as otherwise indicated, each shareholder possesses sole voting and investment power over the shares listed, except for shares which may be owned jointly with such person’s spouse. Percentage beneficially owned is based on 27,778,676 shares outstanding on April 30, 2015. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Transmode AB, Fredsborgsgatan 24, SE-117 43 Stockholm, Sweden.

5% Shareholder	Number of Transmode Shares Beneficially Owned	Percentage of Transmode Shares Beneficially Owned
Pod Investment AB(1)	9,223,140	33.2
Lannebo Fonder(2)	3,168,364	11.4
Swedbank Robur Fonder(3)	2,365,670	8.5
Nordea Bank Norge Nominee(4)	2,224,842	8.0
Nordea Investments Funds(5)	1,520,940	5.5

Directors and Executive Officers
Karl Thedéen(6)	419,050	1.5
Björn Andersson	52,625	*
Lena Båvegård(7)	3,854	*
Mark Burton(8)	14,933	*
Magnus Grenfeldt(9)	1,088	*
Sten Nordell(9)	50,701	*
Ingrid Nordmark(10)	1,496	*
Dan Rydberg(11)	1,247	*
Mark Stevens(12)	906	*
Johan Wilsby(13)	4,343	*
Ian Jenks	—	—
Torbjörn Nilsson	18,816	*
Helena Nordman-Knutson	1,000	*
Tom Nyman(14)	9,226,640	33.2
Axel Roos(15)	9,225,140	33.2
Kevin Taylor(9)	9,597	*
Roland R. Thornton	—	—
All current directors and executive officers as a group (17 persons)(16)	9,808,296	35.3

*	denotes that beneficial ownership is less than one percent.
(1)	The address for Pod Investment AB is P.O. Box 7550, SE-103 93 Stockholm, Sweden.
(2)	The address for Lannebo Fonder is P.O. Box 7854, SE-103 99 Stockholm, Sweden.

(3)	The address for Swedbank Robur Fonder is Swedbank Custody E-62, SE-105 34 Stockholm, Sweden.
(4)	The address for Nordea Bank Norge Nominee is P.O. Box 1166 Sentrum, N-0107 Oslo, Norway.
(5)	The address for Nordea Investments Funds is Regeringsgatan 59, SE-105 71 Stockholm, Sweden.
(6)	Includes (i) 419,026 shares held by Mr. Thedéen as of April 30, 2015 according to the insider register maintained by the SFSA (the “SFSA Register”) and (ii) 24 shares acquired by Mr. Thedéen under Transmode’s long-term incentive plan within 60 days after April 30, 2015, according to the SFSA Register dated May 19, 2015.
(7)	Includes (i) 847 shares held by Ms. Båvegård as of April 30, 2015 according to the SFSA Register, (ii) 7 shares acquired by Ms. Båvegård under Transmode’s long-term incentive plan within 60 days after April 30, 2015, according to the SFSA Register as of May 19, 2015 and (iii) 3,000 shares held by Ms. Båvegård’s spouse.
(8)	Includes (i) 9,103 shares held by Mr. Burton as of April 30, 2015 according to the SFSA Register, (ii) 15 shares acquired by Mr. Burton under Transmode’s long-term incentive plan within 60 days after April 30, 2015, according to the SFSA Register as of May 19, 2015 and (iii) 5,815 shares held by Mr. Burton’s spouse.
(9)	Based on information disclosed on the SFSA Register as of April 30, 2015 and May 19, 2015.
(10)	Includes (i) 1,482 shares held by Ms. Nordmark as of April 30, 2015 according to the SFSA Register and (ii) 14 shares acquired by Ms. Nordmark under Transmode’s long-term incentive plan within 60 days after April 30, 2015, according to the SFSA Register as of May 19, 2015.
(11)	Includes (i) 1,240 shares held by Mr. Rydberg as of April 30, 2015 according to the SFSA Register and (ii) 7 shares acquired by Mr. Rydberg under Transmode’s long-term incentive plan within 60 days after April 30, 2015, according to the SFSA Register as of May 19, 2015.
(12)	Includes (i) 901 shares held by Mr. Stevens as of April 30, 2015 according to the SFSA Register and (ii) 5 shares acquired by Mr. Stevens under Transmode’s long-term incentive plan within 60 days after April 30, 2015, according to the SFSA Register as of May 19, 2015.
(13)	Includes (i) 4,329 shares held by Mr. Wilsby as of April 30, 2015 according to the SFSA Register and (ii) 14 shares acquired by Mr. Wilsby under Transmode’s long-term incentive plan within 60 days after April 30, 2015, according to the SFSA Register as of May 19, 2015.
(14)	Includes (i) 3,500 shares held by Mr. Nyman and (ii) 9,223,140 shares held by Pod Investment AB. Mr. Nyman serves as a member of the board of directors of, and is a shareholder in, Pod Investment AB.
(15)	Includes (i) 2,000 shares held by Mr. Roos and (ii) 9,223,140 shares held by Pod Investment AB. Mr. Roos serves as chief executive officer and board member of, and is a shareholder in, Pod Investment AB.
(16)	Consists of (i) 9,806,383 shares beneficially owned by Transmode’s officers and directors and (ii) 1,913 shares acquired by Transmode’s officers and directors under Transmode’s long-term incentive plan within 60 days after April 30, 2015, according to the SFSA Register as of May 19, 2015.

EXPERTS

The Infinera financial statements, schedule and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Ernst & Young LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports. The consolidated financial statements of Transmode have been included herein in reliance upon the report of PricewaterhouseCoopers AB, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing in giving said report.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for Infinera by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

WHERE YOU CAN FIND MORE INFORMATION

Infinera has filed a registration statement on Form S-4 with the SEC registering the Offer and sale of its securities offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement, its exhibits, and the information incorporated in this prospectus for additional information. You should also refer to the Swedish offer document regarding the Offer as well as other related documents filed with the SFSA.

Infinera files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that Infinera files with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Infinera’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow Infinera to “incorporate by reference” information it has filed with the SEC, which means that Infinera can disclose important information by referring you to those documents. The information incorporated by reference is a part of this prospectus, and information that Infinera files later with the SEC will automatically update and supersede the information included and/or incorporated by reference in this prospectus. Infinera incorporates by reference into this prospectus the documents listed below and any future filings made by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than, in each case, any document or portion of a document that is deemed not to be filed) after the initial filing of the registration statement that contains this prospectus and prior to the time that Infinera exchanges all of the securities offered by this prospectus:

•	Infinera’s Annual Report on Form 10-K for the year ended December 27, 2014, filed with the SEC on February 18, 2015;

•	Infinera’s Quarterly Report on Form 10-Q for the three months ended March 28, 2015, filed with the SEC on May 4, 2015;

•	Infinera’s Current Reports on Form 8-K, filed with the SEC on March 2, 2015, April 9, 2015, April 10, 2015 and May 11, 2015; and

•	the description of Infinera’s common stock contained in the Registration Statement on Form 10 filed with the SEC on April 30, 2007, including any amendments or reports filed for the purpose of updating such description.

You may obtain documents incorporated by reference into this prospectus at no cost by requesting them in writing or telephoning Infinera at the following address:

Investor Relations

Infinera Corporation

140 Caspian Court

Sunnyvale, CA 94089

+1 (408) 213-7150

JHustis@infinera.com

These filings are also made available, free of charge, on Infinera’s website at www.infinera.com. The information contained in, and that can be accessed through, Infinera’s website is not incorporated into and does not form a part of this prospectus.

Independent Auditor’s Report

To the Board of Directors and Shareholders

We have audited the accompanying consolidated financial statements of Transmode AB and its subsidiaries, which comprise the consolidated balance sheets as of December 31 2014, December 31 2013 and December 31 2012, the related consolidated income statements and consolidated cash flows, and the consolidated equity statements for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to Transmode ABs preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Transmode ABs internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transmode AB and its subsidiaries at December 31 2014, December 31 2013 and December 31 2012, and the results of their operations and their cash flows for the years then ended in accordance with IFRS as issued by the IASB.

PricewaterhouseCoopers AB

/s/ PricewaterhouseCoopers AB

Stockholm, Sweden

June 6, 2015

Transmode AB

Consolidated Income Statement

for the financial year as of December 31

SEK m	Note	2014	2013	2012
Sale of goods		857.2	964.7	961.7
Sale of services		72.8	64.4	49.2

Total sales	3	930.0	1,029.1	1,010.9

Cost of goods and services provided	5	-458.8	-507.6	-512.1

Gross profit		471.2	521.5	498.8

Other income	4	0.1	0.9	1.3
Research and development costs		-157.8	-155.6	-130.5
Selling expenses		-199.1	-179.7	-166.0
Administrative expenses		-38.8	-35.0	-32.9
Other operating expenses	4	-5.0	-3.6	0.0

Operating profit/loss	5, 6, 7, 8	70.6	148.5	170.7

Financial income	9	7.1	6.5	6.6
Financial expenses	9	-0.3	0.5	-0.4

Net financial income/expenses		6.8	7.0	6.2
Taxes	10	-15.9	-32.2	-37.7

Profit for the year		61.5	123.3	139.2

Attributable to:
Equity holders of the parent company		61.5	123.3	139.2

Earnings per share:	11
basic		2.22	4.44	5.02
diluted		2.22	4.44	5.01

Transmode AB

Consolidated Statement of Comprehensive Income

for the financial year as of December 31

SEK m	Note	2014	2013	2012
Profit for the year		61.5	123.3	139.2

Other comprehensive income
Translation difference		1.1	0.0	-0.1

Other comprehensive income for the period, net after tax		1.1	0.0	-0.1

Total comprehensive income for the period		62.6	123.3	139.1

Attributable to:
Equity holders of the parent company		62.6	123.3	139.1

Transmode AB

Consolidated Statement of Financial Position

as of December 31

SEK m	Note	2014	2013	2012
ASSETS
Fixed assets
Intangible assets	14
Goodwill	15	88.4	88.4	88.4
Licenses		4.9	4.4	—
Capitalized development expenses		125.1	87.8	64.2
Technology		1.2	5.9	10.6

		219.6	186.5	163.2
Tangible assets	13
Leasehold improvements		1.2	1.8	2.2
Machinery and equipment		25.6	23.1	19.9

		26.8	24.9	22.1
Financial assets
Deferred tax asset	10	3.4	2.2	1.2
Other financial assets	16	5.9	5.3	2.6

		9.3	7.5	3.8

Total non-current assets		255.7	218.9	189.1

Current assets
Inventories	18	89.0	85.9	99.4
Accounts receivable	19	168.6	184.7	150.4
Other current receivables	20	21.8	20.5	27.4
Prepaid expenses and accrued income	21	15.8	13.3	8.1
Cash and cash equivalents	22	294.8	431.5	376.8

Total current assets		590.0	735.9	662.1

TOTAL ASSETS		845.7	954.8	851.2

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent company	12, 17, 23
Share capital		5.6	5.6	5.6
Other contributed capital		537.0	646.0	646.0
Translation difference		0.2	-0.9	-0.9
Accumulated profit or loss		40.2	51.7	-17.9

Total equity		583.0	702.4	632.8

Long-term liabilities	24
Other provisions	25, 26	5.1	4.9	4.4
Deferred tax liability	10	40.7	33.9	27.9

Total long-term liabilities		45.8	38.8	32.3

Current liabilities
Accounts payable	27	96.9	103.0	93.0
Tax liability		5.2	2.9	0.5
Provisions	25	11.6	16.6	21.2
Other current liabilities	27	25.3	20.1	11.4
Accrued expenses and deferred income	28	77.9	71.0	60.0

Total current liabilities		216.9	213.6	186.1

TOTAL EQUITY AND LIABILITIES		845.7	954.8	851.2

For information on the group’s pledged assets and contingent liabilities, see Note 29.

Transmode AB

Consolidated Statement of Cash Flows

for the financial year as of December 31

SEK m	Note	2014	2013	2012
Cash flow from operating activities
Profit/loss after financial items		77.4	155.5	176.9
Adjustment for non-cash items
Depreciation and amortization		48.9	36.4	29.6
Profit/loss from disposals and retirements of non-current assets		0.2	—	0.2
Change in provisions		4.8	-4.4	10.1
Net financial income/expense		-6.8	-7.0	-6.2
Interest paid		0.0	0.0	-0.1
Interest received		3.4	7.4	7.8
Other received/paid financial income/expense		-0.3	0.6	-0.4
Income tax paid		-11.8	-25.8	-33.8
Cash flow from operating activities before changes in working capital		115.8	162.7	184.1

Increase (–)/decrease (+) in inventories		-11.3	14.9	-1.7
Increase (–)/decrease (+) in trade receivables		12.0	-33.4	13.2
Increase (+)/decrease (–) in trade payables		11.0	30.5	-18.9

Cash flow from operating activities		127.5	174.7	176.7

Cash flow from investing activities
Acquisitions of intangible assets	14	-72.5	-52.0	-42.7
Acquisitions of tangible assets	13	-11.6	-10.5	-9.8
Change in other financial assets		-0.6	-2.6	-1.5

Cash flow from investing activities		-84.7	-65.1	-54.0

Cash flow from financing activities
New share issue		—	—	3.6
Purchases of treasury shares		-3.3	-4.8	—
Dividend to equity holders of the parent company		-180.1	-50.0	-41.7

Cash flow from financing activities		-183.4	-54.8	-38.1

Increase/decrease in cash and cash equivalents		-140.6	54.8	84.6
Cash and cash equivalents, at beginning of year		431.5	376.8	293.8
Exchange rate difference in cash and cash equivalents		3.9	-0.1	-1.6

Cash and cash equivalents, at end of year		294.8	431.5	376.8

Transmode AB

Consolidated Changes in Equity

SEK m	Share Capital	Unregistered Share Capital	Other Contributed Capital	Translation Difference	Accumulated Profit/Loss	Total Equity
Opening balance January 1, 2012	5.5	0.0	642.5	-0.8	-115.4	531.8

Total comprehensive income for the period	—	—	—	-0.1	139.2	139.1

Transactions with shareholders:
Registration of share capital	0.0	0.0	—	—	—	0.0
New share issue	0.1	—	3.5	—	—	3.6
Dividend to parent company shareholders	—	—	—	—	-41.7	-41.7

Total transactions with shareholders	0.1	0.0	3.5	—	-41.7	-38.1

Closing balance December 31, 2012	5.6	—	646.0	-0.9	-17.9	632.8

Opening balance January 1, 2013	5.6		646.0	-0.9	-17.9	632.8

Total comprehensive income for the period	—	—	—	0.0	123.3	123.3

Transactions with shareholders:
Purchases of treasury shares	—	—	—	—	-4.8	-4.8
Share-based compensation	—	—	—	—	1.1	1.1
Dividend to parent company’s shareholders	—	—	—	—	-50.0	-50.0

Total transactions with shareholders	—	—	—	—	-53.7	-53.7

Closing balance December 31, 2013	5.6	—	646.0	-0.9	51.7	702.4

Opening balance January 1, 2014	5.6	—	646.0	-0.9	51.7	702.4

Total comprehensive income for the period	—	—	—	1.1	61.5	62.6

Transactions with shareholders:
Purchases of treasury shares	—	—	-3.3	—	—	-3.3
Share-based compensation	—	—	—	—	1.4	1.4
Dividend to parent company’s shareholders	—	—	-105.7	—	-74.4	-180.1

Total transactions with shareholders	—	—	-109.0	—	-73.0	-182.0

Closing balance December 31, 2014	5.6	—	537.0	0.2	40.2	583.0

Transmode AB

Notes to the Consolidated Financial Statements

Note 1 Corporate Information

The Consolidated Accounts of Transmode AB (556588-9101) for the financial year 2014 were approved for issue in accordance with a decision by the Board of Directors on March 23, 2015. Transmode AB is a limited company incorporated and domiciled in Stockholm, Sweden. Transmode has its headquarters in Stockholm and is listed on NASDAQ OMX Stockholm (TRMO).

Note 2.1 Basis of Preparation of the Consolidated Accounts and Annual Accounts

The Consolidated Accounts and Annual Accounts have been prepared according to the cost method apart from financial assets and liabilities, which have been measured at fair value. The Consolidated Accounts are presented in Swedish kronor, and all values have been rounded to the nearest thousand Swedish kronor unless otherwise indicated.

Statement of Compliance

The Consolidated Accounts have been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by IASB.

New and Revised Standards Applied by the Group

The following standards have been applied by the group for the first time from January 1, 2014 and have an effect on the group’s financial statements:

Implementation of IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities” have not had any effect on the group’s financial statements.

Other standards, amendments and interpretation statements that come into effect for financial years beginning January 1, 2014 have no material effect on the group’s financial statements.

Standards, Amendments and Interpretation Statements of Existing Standards where the Amendment Has Not Yet Come into Effect and Has Not Been Applied in Advance by the Group

A number of new standards and interpretation statements come into effect for financial years that begin after January 1, 2014 and have not been applied in preparation of these financial statements. None of them are expected to have any material effect on the group’s financial statements, apart from those that follow:

IFRS 9, “Financial instruments”, deals with measurement, recognition and reporting of financial assets and liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the elements of IAS 39 that relate to the measurement and recognition of financial instruments. The standard should be applied to financial years that begin on January 1, 2018. Prospective application is permitted. The group has not yet evaluated the effects of implementation of this standard.

IFRS 15 “Revenue from Contracts with Customers” formalizes the recognition of revenue. The principles IFRS 15 is based on should give users of financial statements more usable information on Transmode’s revenues. This increased liability for disclosure means that information on the nature of income, the timing of settlement, uncertainties associated with revenue recognition and cash flow attributable to Transmode’s customer contracts should be presented. According to IFRS 15, a revenue item should be recognized when the customer gains control over the sold good or service and has the possibility of using or obtaining benefit from the service. IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts and the associated SIC and IFRIC. IFRS 15 comes into effect on January 1, 2017. Prospective application is permitted. The group has not yet evaluated the effects of implementation of the standard.

Transmode AB

Notes to the Consolidated Financial Statements

None of the other IFRS or IFRIC interpretation statements that have not yet come into effect are expected to have any material effect on the group.

Note 2.2 Significant Accounting Judgments and Estimates

Estimation and Judgment Uncertainty

The key assumptions concerning the future and other sources of estimation uncertainty at the reporting date that may imply a significant risk of causing a material adjustment of carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment Test of Goodwill

Goodwill is reviewed for impairment annually or more frequently. This requires an estimate of the recoverable amount for the cash-generating units to which the goodwill relates. Estimating the recoverable amount requires the group to estimate expected future cash flows from the cash-generating unit based on assumptions of revenues, operating margin, capital tied-up and an appropriate discount rate to compute the present value of these cash flows. The reported value of goodwill as of December 31, 2014 was SEK 88.4 (88.4 in 2013 and 2012) m. See Note 15.

Capitalized Development Expenses

Transmode capitalizes its development expenses from the financial year 2008 onwards in accordance with IAS 38. In product development there is primarily an inherent risk of whether development will result in future revenues. Transmode makes regular assessments of projects on an aggregate level. Capitalized development expenses are amortized during product’s estimated economic lives, although subject to a maximum of 7 years. The carrying amount of capitalized development expenses as of December 31, 2014 was SEK 125.1 (87.8 in 2013 and 64.2 in 2012) m. See Note 14.

Inventory Obsolescence

Inventory is reported at the lower of cost, in accordance with the first in first out (FIFO) method, and net realizable value. The estimated net realizable value includes management’s consideration of outdated items, over-stocking, physical damage, inventory lag-time, handling and other selling costs. If the estimated net realizable value is lower than historical cost, a valuation allowance for inventory obsolescence is established. The total inventory value, net of inventory obsolescence is SEK 89.0 (85.9 in 2013 and 99.4 in 2012) m as of December 31, 2014. The provision for obsolescence amounts to SEK 29.4 (21.1 in 2013 and 22.5 in 2012) m. See Note 18.

Credit Loss Reserves

The establishment of credit loss reserves on accounts receivable is dependent on estimates including assumptions regarding past dues, repossession rates and the recovery rate on underlying collateral. As of December 31, 2014, 2013 and 2012, Transmode had no credit loss reserves. See Note 19.

Note 2.3 Summary of Significant Accounting Principles

Consolidation

All subsidiaries are entities whose financial and operating principles the group is authorized to control. Generally the parent company has a shareholding of more than one half of the voting rights. The existence and effect of

Transmode AB

Notes to the Consolidated Financial Statements

potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to recognize the acquisition of subsidiaries by the group. The transferred remuneration for an acquisition consists of the fair value of assets submitted as payment and liabilities arising or taken over as of the transfer date. Transaction expenses attributable to acquisitions are expensed as they arise. For each acquisition, the group decides if all holdings with non-controlling influence in the acquired company are reported at fair value or the holding’s proportional share of the acquired company’s net assets. The amount whereby the transferred remuneration, potential holdings with non-controlling influence and fair value at the acquisition date of previous shareholdings exceeds the fair value of the group’s share of the identifiable net assets is reported as goodwill. If the transferred remuneration is less than the fair value of the net assets acquired, the difference is recognized directly in the Income Statement.

All intra-group balances, revenues, profits and losses from intra-group transactions are fully eliminated.

Foreign Currency Translation

The Consolidated Accounts are presented in Swedish kronor (SEK), which is Transmode’s functional and presentation currency. Each entity in the group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially reported at the functional currency rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are re-translated at the functional currency rate of exchange ruling at the reporting date. All differences are recognized in the Income Statement as follows.

•	Translation of accounts receivable, accounts payable and currency forward contracts is recognized in operating profit or loss.

•	Translation of currency forward contracts relating to operating items is recognized in operating profit or loss.

•	Translation of currency forward contracts relating to financial items is recognized in net financial income/expense.

•	Translation of other monetary assets and liabilities is recognized in net financial income/expense.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

The results of operations and financial position of all group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing day rate.

•	Income and expense for each income statement are translated at average exchange rates.

•	All exchange differences are recognized as a separate component of equity and in the Statement of Comprehensive Income.

Revenue Recognition

Revenue covers the fair value of what has been received or will be received for sold goods and services in the group’s operating activities. Revenues are recognized excluding VAT, returns and discounting and after eliminating intragroup sales.

Transmode AB

Notes to the Consolidated Financial Statements

Revenue is recognized to the extent that it is probable that the economic rewards will flow to the group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of Goods

Revenue is recognized when the significant risks and rewards associated with ownership of the goods have passed to the buyer, which usually occurs on delivery according to the applicable delivery terms and conditions. If a buyer is entitled to return goods, a judgment of the likelihood of this occurring is made. Based on this judgment, revenues are recognized either on delivery or when the right of return ceases.

Rendering Services

Revenues from service arrangements are recognized, allocated equally by month in the period that each agreement applies.

Revenues from other services are recognized according to the percentage of completion method considering the degree of completion. Stage of completion depends upon the service provided, i.e. measured with reference to labor hours incurred to date as a percentage of total estimated labor hours for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. In cases of doubtful debt, the full loss is immediately expensed.

Government Assistance

Government subsidies are recognized as revenue when there is reasonable certainty that Transmode satisfies the conditions for receiving the subsidy.

Interest Income

Interest income is recognized as interest accrues using the effective interest method, that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Segment Reporting

Operating segments should be reported in the same way as internal reporting to the chief operating decision-maker. In Transmode, this party has been identified as Transmode’s Chief Executive Officer. The CEO mainly monitors Transmode’s operations at customer and product levels. From Transmode’s perspective, the risks and opportunities are similar for its various customers, which means that Transmode has a single segment.

Operations are conducted from the starting-point of Sweden, from where the majority of all invoicing to customers is executed and where basically all assets are located.

Income Statement Classified by Function

Transmode reports research & development, selling and administrative expenses. Each function includes its own direct expenses as well as an allocated part of common expenses. The cost of goods sold and services rendered also includes direct costs and an allocated part of common costs connected with the generation of revenue. Amortization of the intangible asset technology is included in research & development expenses. Amortization of the majority of capitalized development expenses is included in research & development expenses, and the minority in cost of goods sold and services rendered.

Transmode AB

Notes to the Consolidated Financial Statements

Taxes

Current Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws utilized to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred Tax

Deferred tax is stated on temporary differences between the tax bases of assets and liabilities at the reporting date and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and unutilized tax losses, to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences and the carrying amount of un-utilized tax credits and un-utilized tax losses can be utilized except:

•	if the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the reported profit nor taxable profit or loss, and

•	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will be reversed in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax receivables are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date.

Income tax relating to items recognized directly in equity or other comprehensive income is recognized in equity or other comprehensive income and not in the Income Statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Transmode AB

Notes to the Consolidated Financial Statements

Goodwill

Goodwill acquired in a business combination is initially measured at cost, being the excess of the transferred remuneration of the business combination over the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if a triggering event is identified.

For the purpose of impairment testing, from the acquisition date, goodwill acquired in a business combination is allocated to each of the group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

•	represent the lowest level within the group at which the goodwill is monitored for internal management purposes, and

•	is not larger than a segment based on the group’s segment reporting.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, impairment is recognized. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, goodwill is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Intangible Fixed Assets apart from Goodwill

Intangible fixed assets acquired separately are initially recognized at cost. The cost of intangible fixed assets acquired in a business combination is the fair value as at the date of acquisition. Following initial recognition, intangible fixed assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

An intangible fixed asset originating from development expenses of products for commercial or internal use is reported on the basis of the product judged to be technically and economically sound until the product is ready for commercial launch or starts usage in Transmode. The capitalized development expenses are primarily internally generated, and consist of direct expenses incurred for labor and the related portion of indirect expenses. The amortization of capitalized development expenses starts coincident with the commercial launch, or when the product comes into internal use.

The economic lives of intangible fixed assets, excluding goodwill, are assessed to be finite, amortized over economic life and assessed for impairment whenever there is an indication that the intangible fixed asset may be impaired. The amortization period and the amortization method for an intangible fixed asset are reviewed at least at each financial year-end. Changes in the expected economic life or the expected pattern of consumption of future economic rewards embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Gains or losses arising from derecognizing an intangible fixed asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Income Statement when the asset is derecognized.

Transmode AB

Notes to the Consolidated Financial Statements

Tangible Fixed Assets

Tangible fixed assets are stated at cost, less accumulated depreciation and accumulated impairment in value. Expenditure that arises after acquisition is included in the carrying amount of the asset only to the extent it is likely that the group will receive significant future economic benefits from the asset. Depreciation is calculated on a straight-line basis over the economic life of assets.

The carrying amount of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

A tangible fixed asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognizing the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Income Statement in the year the asset is derecognized.

The residual values and economic lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

Impairment of Intangible Assets and Property, Plant and Equipment apart from Goodwill

The group assesses whether there is an indication that an asset may be impaired at each reporting date. If any such indication exists, or when annual impairment testing for an asset is required, the group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, if the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. Impairment losses of continuing operations are recognized in the Income Statement.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates utilized to determine the asset’s recoverable amount since the impairment loss was recognized. Goodwill impairment cannot be reversed. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined otherwise, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the Income Statement unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic life.

Financial Instruments

When financial assets are recognized initially, they are measured at fair value less directly attributable transaction costs apart from for financial assets, which are measured at fair value in the Income Statement where transaction expenditure is immediately expensed. The group determines the classification of its financial assets on initial recognition.

Transmode AB

Notes to the Consolidated Financial Statements

Loans and Accounts Receivable to Maturity

Loan receivables and account receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortized cost in ensuing periods. Gains and losses are recognized in the Income Statement when the loans and receivables are derecognized or impaired. The group primarily holds financial assets in this category.

Derivative Instruments Measured at Fair Value via the Income Statement

Derivative instruments are measured at fair value via the Income Statement and consist of currency forward contracts used to limit the risk from exchange rate fluctuations. The fair value of derivative instruments is reported as Other current receivables or Other current liabilities. Value increases and decreases on derivatives are reported as revenues or expenses respectively in operating profit/loss or in net financial income/expense depending on the purpose of the derivative instrument and whether its usage relates to a trading item or a financial item. Exchange gains and exchange losses are reported net in operating profit/loss. Transmode has not applied hedge accounting when utilizing currency forward contracts.

Accounts Receivable to Maturity

Accounts receivable, which have standard payment terms of 30 days, adjusted for local market conditions, are recognized at the original invoiced amount less a provision for uncollectable amounts. A provision is made when there are strong indications that the group will not be able to obtain payment. Non-performing receivables are written off when it is definitively determined that no payment will be received.

Cash and Cash Equivalents at Fair Value via the Income Statement

Cash and cash equivalents in the Balance Sheet consist of cash at bank or in hand, and short-term deposits with an original maximum maturity of three months.

In the Consolidated Cash Flow Statement, cash and cash equivalents consist of cash according to the above definition.

Interest-bearing Loans to Maturity

All loans and borrowings are initially recognized at the fair value of the consideration received. After initial recognition, interest-bearing loans and borrowings are subsequently recognized at amortized cost.

Other Assets

Inventories

Inventory is reported at the lower of cost, in accordance with the first in first out (FIFO) method, and net realizable value.

Lease Arrangements

Determination of whether an arrangement is or contains a lease is based on the circumstances of the arrangement and requires a judgment of whether fulfillment of the arrangement is dependent on usage of a certain asset and confers entitlement to use the asset.

Transmode AB

Notes to the Consolidated Financial Statements

The Group as Lessee

Finance lease arrangements, which in principle, transfer all risks and rewards relating to ownership of the leased item to the group, are capitalized when the lease arrangement is entered at the fair value of the leased item, or if it is lower, the present value of minimum lease payments.

Capitalized leased assets are depreciated over the shorter of the asset’s estimated useful lives and the lease term, unless it is reasonably certain that the group will take over ownership at the end of the lease.

Operating lease payments are recognized as an expense in the Income Statement on a straight-line basis over the lease term.

Provisions

Provisions are recognized when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic rewards will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the group expects some or all of the provision to be reimbursed, for example in an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the Income Statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is utilized, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Pensions and Other Post-employment Benefits

In the group there are mainly defined contribution pension plans. The group has one defined benefit plan, which is a multi-employer plan.

Defined Contribution Plans

The group’s payments relating to defined contribution plans are reported as an expense during the period the employee has rendered services to which the contribution relates.

Defined Benefit Plan

Pension obligations for employees in Sweden are vested partly through insurance with Alecta. According to pronouncement UFR 3 Issued by the Swedish Financial Reporting Board (Rådet för finansiell rapportering) the plan is to be classified as a multi-employer defined benefit plan. Transmode does not have access to such information that makes it possible to report this plan as a defined benefit plan. The ITP pension plan that is vested through insurance with Alecta is therefore reported as a defined contribution plan.

Share-based Compensation

In 2014 and 2013, the group introduced incentive programs in the form of share-based compensation plans, which means that Transmode receives services from its employees as payment for shares in the parent company, Transmode AB.

The fair value of a service entitling employees to such share allocation is expensed. The total amount expensed is based on the fair value of the allocated instruments: excluding any impact resulting from terms of employment and terms governing earnings not based on market conditions (such as profitability and remaining in Transmode’s employment for a fixed period), and including the impact of terms not governing earnings (such as required savings by employees).

Transmode AB

Notes to the Consolidated Financial Statements

The terms governing earnings not on market terms are used to calculate the anticipated number of shares earned. The total expense is reported over the earnings period, which equates to the period in which all terms governing earnings must be satisfied.

At the end of each reporting period, the group evaluates its assessment of the anticipated number of shares to be earned based on the earnings terms not governed by market conditions. Any potential discrepancy compared to the original assessment is reported in the Income Statement and corresponding adjustments made to equity.

Social security expenses arising from the allocation of instruments is considered an integral part of the allocation, and the expenses are treated as a cash settlement of share-based compensation.

Earnings per Share

Basic earnings per share are calculated by dividing the profit/loss attributable to equity holders of the parent company by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares for the dilution effect of all potential shares. Potential dilution effects arise through warrants issued. For the warrants, a calculation is made in order to determine the number of shares that could have been acquired at fair value, determined as the closing price on the reporting date according to NASDAQ OMX Stockholm, based on the monetary value of the subscription rights attached to outstanding warrants. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the warrants. Dilution effects are only considered when they have an adverse effect on earnings per share. See Note 11.

Note 3 Sales

Group	2014	2013	2012
Sales by region
Sweden	117.1	119.8	86.2
EMEA excluding Sweden	643.9	738.6	721.4
Americas	135.0	123.7	185.6
APAC	34.0	47.0	17.7

Total	930.0	1,029.1	1,010.9

There are 2 (3 in 2013 and 2012) customers that each represent over 10% of total sales. These customers’ share of sales amounts to 19% and 12%, compared to 22%, 11%, and 11% in 2013 and 25%, 11%, and 11% in 2012. ‘Customer’ means a legal entity, and where applicable, a collection of legal entities in the same group.

There are 4 (5 in 2013 and 3 in 2012) countries that each represent over 10% of total sales. Together, sales to these countries amount to some 55% (68 in 2013 and 53 in 2012) of total sales.

Group	2014	2013	2012
Share of total sales from countries where share of sales > 10%[1]
UK (%)	22	25	30
Sweden (%)	13	12	—
Germany (%)	10	11	—
Norway (%)	—	10	11
USA (%)	10	10	12

Total	55	68	53

1	If the sales from a country are less than 10% for the current year or comparative year, no value is stated.

Transmode AB

Notes to the Consolidated Financial Statements

Note 4 Other Income and Other Operating Expenses

Group	2014	2013	2012
Other income
Exchange gains/losses on balances with customers and suppliers	—	—	-4.4
Exchange gains/losses on currency contracts	—	—	5.1
Other	0.1	0.9	0.6

Total	0.1	0.9	1.3

Other operating expenses
Exchange gains/losses on balances with customers and suppliers	-14.1	-10.0	—
Exchange gains/losses on currency contracts	9.3	6.4	—
Other	-0.2	0.0	0.0

Total	-5.0	-3.6	0.0

Transmode limits risks of exchange rate fluctuations on balances with customers and suppliers using derivative instruments in the form of currency forward contracts. Exchange gains and exchange losses on balances with customers and suppliers and currency forward contracts are reported net. If the net consists of exchange gains, the items are reported as other income and if the net consists of exchange losses, they are reported as other operating expenses.

Note 5 Expenses by Category

Group	2014	2013	2012
Cost of goods and services provided[1]	412.2	468.8	476.3
Other expenses	177.6	159.5	124.1
Personnel expenses	291.1	268.8	254.2
Depreciation and amortization of intangible assets and tangile assets	48.9	36.4	29.6

Total operating expenses, gross	929.8	933.5	884.2

Capitalization of development expenses	-70.3	-52.0	-42.7

Total operating expenses, net	859.5	881.5	841.5

1	Cost of goods sold and services provided according to Income Statement classified by function reduced by allocated expenses of SEK 46.6 (38.8 in 2013 and 35.8 in 2012) m.

Note 6 Auditors’ Fees

Group	2014	2013	2012
PricewaterhouseCoopers
Audit assignment	1.0	1.0	0.7
Auditing services over and above audit assignment[1]	0.1	0.1	0.4
Tax advisory services	0.0	0.0	0.1
Other services	0.2	0.2	0.1

Total PricewaterhouseCoopers	1.3	1.3	1.3

The MGroup
Audit assignment	—	0.0	0.1
Tax advisory services	—	—	0.0
Other services	0.4	0.3	0.3

Total MGroup	0.4	0.3	0.4

Total	1.7	1.6	1.7

Transmode AB

Notes to the Consolidated Financial Statements

1	Of auditing over and above the audit assignment, SEK—(- in 2013 and 0.0 in 2012) m are expenses relating to Transmode’s IPO on NASDAQ OMX Stockholm.

Auditing means the auditor’s reimbursement for the statutory audit, i.e. the work necessary to submit the Audit Report. This also includes fees for audit advisory services provided in tandem with the audit assignment.

In principle, auditing services over and above the audit assignment relate to quality-assurance services in accordance with the Swedish Auditors’ Act. This Act stipulates that auditing activities are partly the review of administration or accounting information to be conducted according to constitution, statute or contract and should result in a report or other documentation intended for parties other than the client, and advisory services ensuing from observations from a review assignment.

Tax advisory services are evident from the statement itself. Other services means advisory services that are not related to any of the stated services assignments.

The Accounts of group company Transmode (UK) Ltd. were not audited in 2014, 2013 or 2012, because Transmode (UK) Ltd. invoked exemption from auditing in the UK in accordance with S479A of the Companies Act 2006.

Note 7 Employee Benefits

Ave. Number of Employees

Group	2014	Of which men %	2013	Of which men %	2012	Of which men %
Sweden	246	76	231	77	220	78
UK	14	100	14	100	12	100
Germany	9	100	7	100	7	100
USA	18	89	17	88	15	87
Italy	1	100	1	100	1	100

Group total	288	78	270	79	255	80

Division between the Sexes, Group (incl. Subsidiaries) for Board Members and other Senior Managers

Group	2014	Of which men %	2013	Of which men %	2012	Of which men %
Board members apart from CEO	7	86	7	86	7	86
CEO and other Senior Managers	11	82	11	82	8	88

Group total	18	83	18	83	15	87

Salary and Other Benefits and Social Security Contributions

Group	2014 Salary and Benefits	Social Security Contributions	2013 Salary and Benefits	Social Security Contributions	2012 Salary and Benefits	Social Security Contributions
	208.8	79.7	187.9	70.0	173.2	68.4
(of which pension expenses)[1]		(25.1)[1]		(18.8)[1]		(19.9)[1]

1	No pension expenses were attributable to the Board for 2014, 2013 or 2012.

Transmode AB

Notes to the Consolidated Financial Statements

Salary and Benefits by Chief Executive Officer, Board of Directors and Other Employees

Group	2014 CEO and Board	Other Employees	2013 CEO and Board	Other Employees	2012 CEO and Board	Other Employees
	6.1	202.7	5.8	182.1	5.2	168.0

See also Note 30.

Incentive Schemes

As in the previous year, the group implemented an incentive scheme for senior executives and other employees during the year. For more information, see Note 17.

Note 8 Depreciation, Amortization and Impairment

Group	2014	2013	2012
Depreciation and amortization per asset
Capitalized development expenses	33.0	23.9	18.2
Technology	4.7	4.7	4.7
Licenses	1.7	0.1	—
Leasehold improvements	0.8	0.7	0.6
Machinery and equipment	8.7	7.0	6.1

Total	48.9	36.4	29.6

Depreciation and amortization per function
Cost of goods and services provided	3.8	1.0	0.9
Research and development expenses	43.0	33.3	26.8
Selling expenses	1.7	1.7	1.6
Administration expenses	0.4	0.4	0.3

Total	48.9	36.4	29.6

Note 9 Financial Income and Expenses

Group	2014	2013	2012
Financial income
Interest income	3.2	6.5	8.3
Exchange gains/losses on financial assets	3.9	0.0	-1.7

Total	7.1	6.5	6.6

Financial expenses
Other interest and financial expenses	0.0	0.0	0.0
Exchange gains/losses on financial liabilities	-0.3	0.5	-0.4

Total	-0.3	0.5	-0.4

Transmode has cash and cash equivalents and balances with group companies in foreign currency. Exchange gains and losses from financial assets are reported as financial income. Corresponding items from financial liabilities are reported as financial expenses.

Transmode AB

Notes to the Consolidated Financial Statements

Note 10 Taxes

Group

The components of tax expenses for the financial years are:

	2014	2013	2012
Current tax
Tax on profit for the year	-10.2	-27.2	-25.6
Tax attributable to previous year	-0.1	0.0	1.0

Deferred tax
Occurrence and reversal of temporary differences	-6.6	-6.0	-19.5
Tax related to business combinations	1.0	1.0	1.2
Effect of changes in Swedish corporation tax rate	—	—	5.2

Total tax	-15.9	-32.2	-37.7

Reconciliation between tax expense and recognized profits multiplied by the Swedish tax rate for the financial years as of December 31 is as follows:

	2014	2013	2012
Recognized profit before tax	77.4	155.5	176.9

Tax calculated on Swedish enacted tax rate, 22.0% (22.0 in 2013 and 26.3 in 2012)	-17.0	-34.2	-46.5
Tax attributable to previous year	-0.1	0.0	1.0
Non-taxable income	0.0	0.1	0.0
Non-deductible expenses	-0.6	-0.8	-0.8
Taxable income not included in reported net profit for the year	-0.1	0.0	—
Effect of higher/lower tax rates for foreign subsidiaries	-0.9	-0.1	0.0
Tax effect of amortization of goodwill arising from the purchase of the net assets of group companies	2.8	2.8	3.4
Deductible deficits for which no deferred tax asset is recognized	—	0.0	0.0
Restatement of deferred taxchange in Swedish corporation tax rate	—	—	5.2

Tax recognized in the Consolidated Income Statement	-15.9	-32.2	-37.7

Current tax rate %
Sweden	22.0	22.0	26.3
UK	20.0	20.0	20.0
Singapore	17.0	17.0	17.0
USA	40.0	40.0	40.0
Canada	26.5	26.5	26.5
Italy	31.4	31.4	31.4
Germany	30.5	30.5	30.5

Transmode AB

Notes to the Consolidated Financial Statements

Deferred tax assets are attributable to the following:

	2014	2013	2012
Deferred tax asset
Other provisions for pensions	0.4	0.3	0.2
Other	3.0	1.9	1.0

Total	3.4	2.2	1.2

Opening balance, January 1	2.2	1.2	0.8

Tax on provisions for pensions for the year	0.1	0.1	-0.1
Other	1.1	0.9	0.7
Effect of changes in Swedish corporation tax rate	—	—	-0.2

Closing balance, December 31	3.4	2.2	1.2

Deferred tax liabilities are attributable to the following:

	2014	2013	2012
Deferred tax liability
Capitalized development expenses	27.5	19.3	14.1
Technology	0.3	1.3	2.3
Untaxed reserves	12.9	13.3	11.5

Total	40.7	33.9	27.9

Opening balance, January 1	33.9	27.9	4.0

Tax on capitalized development expenses	8.2	5.2	16.9
Tax on untaxed reserves	-0.4	1.8	13.7
Tax on the year’s amortization of technology	-1.0	-1.0	-1.3
Effect of changes in Swedish corporation tax rate	—	—	-5.4

Closing balance, December 31	40.7	33.9	27.9

The group has no deductible loss carry-forwards.

There are no tax consequences for Transmode upon potential dividends to shareholders.

Note 11 Earnings per Share

	2014	2013	2012
Profit attributable to equity holders of the parent company	61.5	123.3	139.2
Weighted average number of outstanding ordinary shares used to calculate basic earnings per share (000)	27,714	27,782	27,724
Adjustments for:
Assumed exercise of stock options (000)	—	—	65

Weighted average number of outstanding ordinary shares used to calculate diluted earnings per share (000)	27,714	27,782	27,789
Basic earnings per share (SEK)	2.22	4.44	5.02
Diluted earnings per share (SEK)	2.22	4.44	5.01

Transmode AB

Notes to the Consolidated Financial Statements

Note 12 Dividends

	2014	2013	2012
Dividend paid on shares	-180.1	-50.0	-41.7
	-180.1	-50.0	-41.7

The Board of Directors is proposing to the AGM 2015 that dividends of SEK 1.95 (1.80 in 2013 and 2012) per share are paid corresponding to a total of SEK 54.2 (50.0 in 2013 and 2012) m. In 2013, the Board of Directors also proposed an extra dividend of SEK 4.70 per share, corresponding to a total of SEK 130.6 m. In total, the proposed dividend is SEK 1.95 (6.50 in 2013 and 1.80 in 2012) per share, corresponding to a total of SEK 54.2 (180.6 in 2013 and 50.0 in 2012) m. The proposed dividend has not been reported as a liability in these financial statements. The dividend paid in 2014 is less than the dividend approved by the AGM 2014, because Transmode purchases treasury shares.

Note 13 Tangible Fixed Assets

December 31, 2014	Leasehold Improvement	Machinery and Equipment
January 1, 2014
Cost	3.4	56.6
Cumulative depreciation	-1.6	-33.5

Carrying amount	1.8	23.1
January 1, 2014, opening carrying amount	1.8	23.1
Purchases	0.2	11.4
Disposals and retirements	—	-0.2
Depreciation for the year	-0.8	-8.7

December 31, 2014, closing carrying amount	1.2	25.6
December 31, 2014
Cost	3.6	65.0
Cumulative depreciation	-2.4	-39.4

Carrying amount	1.2	25.6

No impairment losses were taken in 2014. Obsolescence in the year reduced cost by SEK 3.0 m and cumulative depreciation by SEK 2.8 m, SEK -0.2 m net.

December 31, 2013	Leasehold Improvement	Machinery and Equipment
January 1, 2013
Cost	3.1	46.4
Cumulative depreciation	-0.9	-26.5

Carrying amount	2.2	19.9
January 1, 2013, opening carrying amount	2.2	19.9
Purchases	0.3	10.2
Depreciation for the year	-0.7	-7.0

December 31, 2013, closing carrying amount	1.8	23.1
December 31, 2013
Cost	3.4	56.6
Cumulative depreciation	-1.6	-33.5

Carrying amount	1.8	23.1

Transmode AB

Notes to the Consolidated Financial Statements

No impairment losses were taken in 2013.

December 31, 2012	Leasehold Improvement	Machinery and Equipment
January 1, 2012
Cost	2.6	38.5
Cumulative depreciation	-0.3	-21.6

Carrying amount	2.3	16.9
January 1, 2012, opening carrying amount	2.3	16.9
Purchases	0.5	9.3
Disposals and retirements	—	-0.2
Depreciation for the year	-0.6	-6.1

December 31, 2012, closing carrying amount	2.2	19.9
December 31, 2012
Cost	3.1	46.4
Cumulative depreciation	-0.9	-26.5

Carrying amount	2.2	19.9

No impairment losses were taken in 2012. Obsolescence in the year reduced cost by SEK 1.4 m and cumulative depreciation by SEK 1.2 m, SEK -0.2 m net.

The estimated economic lives of other assets are as follows:

	2014	2013	2012
Leasehold improvements	5 yr.	5 yr.	5 yr.
Machinery and equipment	3-5 yr.	3-5 yr.	3-5 yr.

Note 14 Intangible Fixed Assets

December 31, 2014	Goodwill	Capitalized Dev. Exp.	Licenses	Technology
January 1, 2014
Cost	88.4	153.7	4.5	47.0
Cumulative depreciation	—	-65.9	-0.1	-41.1

Carrying amount	88.4	87.8	4.4	5.9

January 1, 2014, opening carrying amount	88.4	87.8	4.4	5.9
Purchases	—	70.3	2.2	—
Depreciation for the year	—	-33.0	-1.7	-4.7

December 31, 2014, closing carrying amount	88.4	125.1	4.9	1.2

December 31, 2014
Cost	88.4	224.0	6.7	47.0
Cumulative depreciation	—	-98.9	-1.8	-45.8

Carrying amount	88.4	125.1	4.9	1.2

Transmode AB

Notes to the Consolidated Financial Statements

No impairment losses were taken in 2014.

December 31, 2013	Goodwill	Capitalized Dev. Exp.	Licenses	Technology
January 1, 2013
Cost	88.4	106.2	—	47.0
Cumulative depreciation	—	-42.0	—	-36.4

Carrying amount	88.4	64.2	—	10.6

January 1, 2013, opening carrying amount	88.4	64.2	—	10.6
Purchases	—	47.5	4.5	—
Depreciation for the year	—	-23.9	-0.1	-4.7

December 31, 2013, closing carrying amount	88.4	87.8	4.4	5.9

December 31, 2013
Cost	88.4	153.7	4.5	47.0
Cumulative depreciation	—	-65.9	-0.1	-41.1

Carrying amount	88.4	87.8	4.4	5.9

No impairment losses were taken in 2013.

December 31, 2012	Goodwill	Capitalized Dev. Exp.	Licenses	Technology
January 1, 2012
Cost	88.4	63.5	—	47.0
Cumulative depreciation	—	-23.8	—	-31.7

Carrying amount	88.4	39.7	—	15.3

January 1, 2012, opening carrying amount	88.4	39.7	—	15.3
Purchases	—	42.7	—	—
Depreciation for the year	—	-18.2	—	-4.7

December 31, 2012, closing carrying amount	88.4	64.2	—	10.6

December 31, 2012
Cost	88.4	106.2	—	47.0
Cumulative depreciation	—	-42.0	—	-36.4

Carrying amount	88.4	64.2	—	10.6

No impairment losses were taken in 2012.

The estimated economic lives of other assets are as follows:

	2014	2013	2012
Technology	10 yr.	10 yr.	10 yr.
Capitalized development expenses	3-5 yr.	3-5 yr.	3 yr.
Licenses	3 yr.	3 yr.	—

Transmode acquired Lumentis AB in 2005. Intangible assets attributable to Technology and Customer Relations were identified when valuing Lumentis AB. Technology is amortized on a straight-line basis over 10 years,

Transmode AB

Notes to the Consolidated Financial Statements

which is the economic life assessed by the Board of Directors. Capitalized development expenses are amortized over the product’s assessed useful life, although a maximum of 7 years. For reported assets in 2014, 2013 and 2012, assessed useful life is 3-5 years. Acquired software licenses are depreciated during the estimated remaining economic life of 3-5 years.

Note 15 Impairment Test of Goodwill

Goodwill acquired in business combinations is allocated to a cash-generating unit, which is synonymous with Transmode’s only business segment; optical networking solutions. The carrying amount of goodwill is allocated as follows:

	2014	2013	2012
Optical networking solutions	88.4	88.4	88.4
Total goodwill	88.4	88.4	88.4

The impairment test for Transmode’s cash-generating unit is based on calculated value in use. As in the previous year, the cash flow forecast utilized in the impairment test 2014 is based on the financial targets communicated, which have been approved by management and the Board of Directors.

Expected market growth and Transmode’s opportunities to increase market shares were used when preparing these forecasts. In the impairment test, the growth rate utilized to extrapolate cash flows after year 2018 (2017 in 2013 and 2016 in 2012) is 3.0% (3.0 in 2013 and 2012). A discount rate of 11.0% (11.0 in 2013 and 9.8 in 2012) before tax was utilized when calculating the present value of cash flow. The interest rate is judged to reflect the specific risks in the market segment that Transmode operates in. All assumptions reflect Transmode’s past experience.

A sensitivity analysis was conducted on the impairment tests through individual changes to assumptions and progress regarding sales, operating margin and discount rates through:

•	The yearly forecast sales growth reduced by 50% or

•	Yearly forecast operating margin reduced by 25% or

•	Yearly forecast discount rate increased by 25%.

After the sensitivity analysis of the impairment test was conducted, a substantial surplus value still remains without any impairment.

Note 16 Other Financial Assets

December 31, 2014	Deposits Paid	Blocked Funds	Endowment Insurance	Total
Opening balance, January 1	3.3	0.5	1.5	5.3
Released funds	—	0.0	—	0.0
New deposits	0.2	—	—	0.2
Deposited premiums	—	—	0.2	0.2
Change in value	—	—	0.2	0.2
Interest received	—	0.0	—	0.0

Closing balance, December 31	3.5	0.5	1.9	5.9

Transmode AB

Notes to the Consolidated Financial Statements

December 31, 2013	Deposits Paid	Blocked Funds	Endowment Insurance	Total
Opening balance, January 1	1.1	0.5	1.0	2.6
Released funds	—	0.0	—	0.0
New deposits	2.2	—	—	2.2
Deposited premiums	—	—	0.3	0.3
Change in value	—	—	0.2	0.2
Interest received	—	0.0	—	0.0

Closing balance, December 31	3.3	0.5	1.5	5.3

December 31, 2012	Deposits Paid	Blocked Funds	Endowment Insurance	Total
Opening balance, January 1	—	0.5	0.7	1.2
Released funds	—	0.0	—	0.0
New deposits	1.1	—	—	1.1
Deposited premiums	—	—	0.3	0.3
Change in value	—	—	0.0	0.0
Interest received	—	0.0	—	0.0

Closing balance, December 31	1.1	0.5	1.0	2.6

Blocked bank funds are collateral for bank guarantees issued.

Note 17 Share-based Compensation and Share Warrants

Long-term Incentive Program 2014

The AGM on April 10, 2014 resolved to introduce a long-term incentive program as an integral part of Transmode’s remuneration strategy. The program encompasses all Transmode’s employees, divided into four categories with a range of savings and allocation levels. The allocation date for the program was June 1, 2014.

Employees who chose to participate in the program will, provided they make a personal investment in equities in Transmode (saving shares), be allotted, free of charge, shares in Transmode (by matching share rights and performance share rights) approximately three years after the investment (the vesting period), provided that certain conditions are fulfilled. In order for matching share rights to vest and give the participant a right to receive shares in Transmode, the participant must have been continuously employed by Transmode during the vesting period and not have divested any saving shares during the vesting period and Transmode’s operating margin must also exceed a certain threshold.

In addition to the above, performance share rights can be allotted to participating employees. For performance share rights to vest and give right to shares in Transmode, certain financial performance conditions, as specified by the Board of Directors, must have been fulfilled and participants must have been continuously employed by Transmode during the vesting period and not have divested any saving shares during the vesting period.

Scope

In total, the program currently encompasses a maximum of 45,105 saving shares, which confer the right to allotment of a maximum of 131,066 shares in Transmode (of which a maximum of 45,105 are based on matching share rights and a maximum of 85,961 are based on performance share rights). 843 shares were forfeited in the year.

Transmode AB

Notes to the Consolidated Financial Statements

Delivery of Shares Under the Program

In order to ensure delivery of shares in Transmode under the program, the Board of Directors has been authorized to resolve to buy back treasury shares.

Estimated Costs and Value of the Program

The cost of the program including social security costs totaled SEK 1.1 m for the year. The weighted average fair value of the allotted instruments is SEK 50.13.

The estimated cost of the program is based on the following assumptions:

•	a share price of SEK 55.31,

•	no compensation for dividends, using a yield figure in line with the proposal to the AGM 2014,

•	maximum investment in saving shares by all participants,

•	assessment of the extent to which performance terms have been satisfied, and

•	assessment of expected personnel turnover.

Long-term Incentive Program 2013

The AGM in April 2013 resolved to introduce a long-term incentive program as an integral part of Transmode’s remuneration strategy. The program encompasses all Transmode’s employees, divided into five categories with a range of savings and allocation levels. The allocation date for the program was June 10, 2013.

Employees who choose to participate in the program will, provided they make a personal investment in equities in Transmode (saving shares), be allotted, free of charge, shares in Transmode (by matching share rights and performance share rights) approximately three years after the investment (the vesting period), provided that certain conditions are fulfilled. In order for matching share rights to vest and give the participant a right to receive shares in Transmode, the participant must have been continuously employed by Transmode during the vesting period and not have divested any saving shares during the vesting period and Transmode’s operating margin must also exceed a certain threshold.

In addition to the above, performance share rights can be allotted to participating employees. For performance share rights to vest and give right to shares in Transmode, certain financial performance conditions, as specified by the Board of Directors, must have been fulfilled and participants must have been continuously employed by Transmode during the vesting period and not have divested any saving shares during the vesting period.

Scope

In total, the program currently encompasses a maximum of 27,544 (24,823) saving shares, which confer the right to allotment of a maximum of 74,212 (66,436) shares in Transmode (of which a maximum of 27,544 (24,823) are based on matching share rights and a maximum of 46,668 (41,613) are based on performance share rights). 1,236 (658) shares were forfeited in the year.

Delivery of Shares Under the Program

In order to ensure delivery of shares in Transmode under the program, the Board of Directors has been authorized to resolve to buy back treasury shares.

Transmode AB

Notes to the Consolidated Financial Statements

Estimated Costs and Value of the Program

The cost of the program including social security costs totaled SEK 0.5 (1.6) m for the year. The weighted average fair value of the allotted instruments is SEK 82.20 (100.64).

The estimated cost of the program is based on the following assumptions:

•	a share price of SEK 68.48 - 105.75,

•	no compensation for dividends, using a yield figure in line with the proposal to the AGM 2013,

•	maximum investment in saving shares by all participants,

•	assessment of the extent to which performance terms have been satisfied, and

•	assessment of expected personnel turnover.

Share Warrants

The final subscription date for the now-expired share warrant programs was April 30, 2012. Accordingly, since this date, there are no outstanding share warrants, so the following statement applies exclusively to expired share warrant programs.

Share warrants for Board Members and Employees

The AGM in April 2009 authorized the Board of Directors to decide on the issue of a maximum of 55,000,000 share warrants with the right to subscribe for a maximum of 55,000,000 ordinary shares for certain Board members and employees of Transmode on one or more occasions in the period until the AGM 2010, waiving shareholders’ preferential rights.

The offered granting and terms and conditions of the share warrants of the option plan 2009:I were delivered to participants in May 2009. In June 2009, the Board of Directors took a decision to issue a total of 43,071,858 share warrants to the participants in the option plan.

The offered granting and terms and conditions of the share warrants of the option plan 2009:II were delivered to participants in June 2009. In July 2009, the Board of Directors took a decision to issue a total of 4,966,280 share warrants to the participants in the option plan.

All the share warrants in the above option plans, totaling 48,038,138, were subscribed at a subscription price of SEK 0.03 per share warrant, with entitlement to subscribe for a total of 48,038,138 ordinary shares at an exercise price of SEK 0.45 per ordinary share. The subscription period for the option plan 2009:I was the period October 2009 to April 30, 2012. Subscription for shares in the option plan 2009:II was possible in the period April 1–30, 2012, coincident with and after a possible initial public offering of Transmode’s shares and other periods that the Board of Directors was entitled to decide on. Otherwise, the terms and conditions of the options were the same for both plans.

The price of the share warrants was based on assessed market value, proceeding from a price calculated by an external valuer by applying the Black & Scholes valuation model. As an individual un-listed share, volatility was assessed as above the Stockholm Stock Exchange average for the OMX Index over recent years before the option plan. Because the price of the share warrants is judged to correspond to the assessed fair value, consolidated profit was not charged at granting. However, provisioning was conducted for social security contributions on an ongoing basis in accordance with each country’s regulations.

Transmode AB

Notes to the Consolidated Financial Statements

Input data used in the valuation of plans 2009:I and 2009:II:

Expected dividend (SEK)	0.00
Volatility (%)	30
Term (years)	3.0
Share price at grant date (SEK)	0.30
Annual risk-free interest (%)	3.2
Exercise price (SEK)	0.45

In the subscription period, Transmode held an option to re-purchase the share warrants at market value if the holder’s employment terminated before subscription was consummated.

In accordance with existing share warrant terms, due to the dividends paid by Transmode in 2010, the above 2010 exercise price was restated from SEK 0.45 to SEK 0.30 per ordinary share.

An EGM on April 7, 2011 resolved to conduct a reverse split of Transmode’s shares in the ratio of 1:20, whereby 20 existing shares were consolidated into one new share. Accordingly, in accordance with the terms and conditions of the share warrants, the subscription price and the number of shares each share warrant conferred entitlement to subscribe for were restated, whereupon each share warrant entitled the holder to subscribe for 0.05 new shares at a subscription price of SEK 6.00 per share.

Holdings and changes in share warrants in the 2009:I plan are as follows:

	2014	2013	2012
January 1	—	—	6,052,258
Forfeited	—	—	-18
Exercised	—	—	-6,052,240

December 31	—	—	—

Holdings and changes in share warrants in the 2009:II plan are as follows:

	2014	2013	2012
January 1	—	—	1,285,320
Forfeited	—	—	-30,000
Exercised	—	—	-1,255,320

December 31	—	—	—

The AGM 2010 resolved to extend the Board of Directors’ authorization from the AGM 2009 for the remaining share warrants up to an aggregate maximum of 55,000,000, in the period before the AGM 2011.

The offered granting and terms and conditions of the share warrants in the 2009:III option plan were delivered to participants in February 2010. In May 2010, the Board of Directors took the decision to issue a maximum total of 2,900,000 share warrants to participants in the option plan.

The offered granting and terms and conditions of the share warrants in the 2009:IV option plan were delivered to participants in May 2010. In May 2010, the Board of Directors took the decision to issue a maximum total of 3,995,000 share warrants to participants in the option plan.

All the share warrants in the 2009 III—IV option plans, totaling 6,895,000, were subscribed at a subscription price of SEK 0.10 per share warrant, with entitlement to subscribe for a total of 6,895,000 ordinary shares at an

Transmode AB

Notes to the Consolidated Financial Statements

exercise price of SEK 0.75 per ordinary share. The subscription period for the option plan 2009:III was the period May 2010 to April 30, 2012. Subscription for shares in the option plan 2009:IV was possible in the period April 1–30, 2012, coincident with and after a possible initial public offering of Transmode’s shares and other periods that the Board of Directors could decide. Otherwise, the terms and conditions of the options were the same for both plans.

The price of the share warrants was based on assessed market value, proceeding from a price calculated by an external valuer by applying the Black & Scholes valuation model. As an individual un-listed share, volatility was assessed as above the Stockholm Stock Exchange average for the OMX Index over recent years before the option plan. Because the price of the share warrants is judged to correspond to the assessed fair value, consolidated profit was not charged at granting. However, provisioning was conducted for social security contributions on an ongoing basis in accordance with each country’s regulations.

Input data used in the valuation of plans 2009:III and 2009:IV:

Expected dividend (SEK)	0.00
Volatility (%)	30
Term (years)	2.4
Share price at grant date (SEK)	066
Annual risk-free interest (%)	2.5
Exercise price (SEK)	0.75

In the subscription period, Transmode held an option to re-purchase the share warrants at market value if the holder’s employment terminated before subscription is consummated.

In accordance with existing share warrant terms, due to the dividends paid by Transmode in 2010, the above exercise price was restated from SEK 0.75 to SEK 0.60 per ordinary share in 2010.

An EGM on April 7, 2011 resolved to conduct a reverse split of Transmode’s shares in the ratio of 1:20, whereby 20 existing shares were consolidated into one new share. Accordingly, in accordance with the terms and conditions of the share warrants, the subscription price and the number of shares each share warrant conferred entitlement to subscribe for were restated, whereupon each share warrant entitled the holder to subscribe for 0.05 new shares at a subscription price of SEK 12.00 per share.

Holdings and changes in share warrants in the 2009:III plan are as follows:

	2014	2013	2012
January 1	—	—	220,000
Exercised	—	—	-220,000

December 31	—	—	—

Holdings and changes in share warrants in the 2009:IV are as follows:

	2014	2013	2012
January 1	—	—	2,105,000
Re-purchased	—	—	—
Exercised	—	—	-2,105,000

December 31	—	—	—

Transmode AB

Notes to the Consolidated Financial Statements

Note 18 Inventories

Inventories of SEK 89.0 (85.9 in 2013 and 99.4 in 2012) m comprise finished goods, products in progress and raw materials.

Expensed impairment losses on inventories amount to SEK 10.7 (2.0 in 2013 and 1.6 in 2012) m. Impairment losses have been conducted for established and assessed obsolescence. The expense is included in cost of goods and services provided in the Income Statement.

Some impairment losses were reversed in the years 2014, 2013 and 2012.

Provisioning to obsolescence reserve is based on age and rate of turnover and amounts to SEK 29.4 (21.1 in 2013 and 22.5 in 2012) m.

	2014	2013	2012
Raw materials	22.5	9.6	21.1
Products in progress	2.2	6.3	5.3
Finished goods	93.7	91.1	95.5
Obsolescence	-29.4	-21.1	-22.5

Total	89.0	85.9	99.4

Note 19 Accounts Receivable

	2014	2013	2012
Accounts receivable	168.6	184.7	150.4
Less: provision for bad debt	—	—	—

Accounts receivable, net	168.6	184.7	150.4

Changes in the provision for bad debt in the years 2014, 2013 and 2012 are stated in the following table.

	2014	2013	2012
Opening balance, January 1	—	—	-0.1
Reversed unutilized amounts	—	—	0.1

Closing balance, December 31	—	—	—

An age analysis of the group’s outstanding accounts receivable as of December 31, for 2014, 2013 and 2012 is stated in the following table. The amounts exclude debt written off. Net accounts receivable thus correspond to the maximum credit risk for the group in addition to that provisioned in the financial statements. The group has no pledges as collateral for these credit risks.

	2014	2013	2012
Non-overdue accounts receivable	137.6	168.8	137.5
Overdue by 1—30 days	15.8	6.4	12.4
Overdue by 31—90 days	2.6	4.6	2.2
Overdue by 91—180 days	9.9	9.6	0.4
Overdue by over 180 days	2.7	-4.7	-2.1

Accounts receivable, net	168.6	184.7	150.4

Transmode AB

Notes to the Consolidated Financial Statements

Note 20 Other Current Receivables

	2014	2013	2012
Income taxes recoverable	9.7	4.6	8.7
VAT recoverable	11.2	15.2	13.3
Other receivables	0.9	0.7	5.4

Total	21.8	20.5	27.4

Note 21 Prepaid Expenses and Accrued Income

	2014	2013	2012
Prepaid rent	3.3	3.2	2.5
Prepaid staff-related insurance policies	1.2	1.0	0.8
Prepaid licensing expenses	4.1	4.4	1.7
Accrued interest income	0.1	0.3	1.3
Accrued income	3.8	2.5	0.3
Other prepaid expenses	3.3	1.9	1.5

Total	15.8	13.3	8.1

Note 22 Cash and Cash Equivalents

	2014	2013	2012
Cash and cash equivalents	294.8	431.5	376.8

Total	294.8	431.5	376.8

Cash and cash equivalents include bank balances that accrue interest at varying rates, based on daily deposit rates and fixed-term, investments in securities, etc. accruing interest as agreed from time to time.

The fair value of cash and cash equivalents is the same as book value.

Note 23 Share Capital and Reserves

Share Capital

As of December 31, 2014, there are 27,788,676 shares of Transmode AB with a quotient value of SEK 0.20.

All shares are fully paid-up.

	No. of Shares	Share Capital	Unregistered Share Capital	Other Paid- up Capital	Total
January 1, 2012	27,307,048	5.5	0.0	642.5	648.0
Registration of new share issue	7,700	0.0	0.0	—	0.0
New issue on conversion of share warrants	473,928	0.1	—	3.5	3.6

December 31, 2012	27,788,676	5.6	—	646.0	651.6

January 1, 2013	27,788,676	5.6	—	646.0	651.6

December 31, 2013	27,788,676	5.6	—	646.0	651.6

January 1, 2014	27,788,676	5.6	—	646.0	651.6

Purchases of treasury shares			—	-3.3	-3.3
Dividend to parent company’s shareholders			—	-105.7	-105.7

December 31, 2014	27,788,676	5.6	—	537.0	542.6

Transmode AB

Notes to the Consolidated Financial Statements

Other Reserves

Other reserves consist of translation differences of SEK 0.2 (-0.9 in 2013 and 2012) m attributable to equity in foreign subsidiaries.

Note 24 Long-term Liabilities

Items within long-term liabilities are reviewed in Notes 10, 25 and 26.

Bank Credits/Factoring Customer Invoices

As of December 31, 2014, Transmode had an unutilized credit facility of SEK 12.0 (12.0 in 2013 and—in 2012) m, of which SEK 3.9 (7.2 in 2013 and—in 2012) m had been utilized for bank guarantees issued.

Note 25 Other Provisions

December 31, 2014	Pensions	Warranties	Compensation Founders	Other	Total
January 1, 2014	1.4	19.4	—	0.7	21.5
Additional provisions	0.3	2.7	—	0.8	3.8
Utilized in the year	—	-6.3	—	—	-6.3
Reversed unutilized amounts	—	-2.4	—	-0.1	-2.5
Change in value	0.2	—	—	—	0.2

December 31, 2014	1.9	13.4	—	1.4	16.7

Short-term	—	10.9	—	0.7	11.6
Long-term	1.9	2.5	—	0.7	5.1

Total	1.9	13.4	—	1.4	16.7

December 31, 2013	Pensions	Warranties	Compensation Founders	Other	Total
January 1, 2013	0.9	21.1	0.9	2.7	25.6
Additional provisions	0.3	10.2	—	0.2	10.7
Utilized in the year	—	-11.7	—	-0.5	-12.2
Reversed unutilized amounts	—	-0.2	-0.9	-1.7	-2.8
Change in value	0.2	—	—	—	0.2

December 31, 2013	1.4	19.4	—	0.7	21.5

Short-term	—	16.5	—	0.1	16.6
Long-term	1.4	2.9	—	0.6	4.9

Total	1.4	19.4	—	0.7	21.5

Transmode AB

Notes to the Consolidated Financial Statements

December 31, 2012	Pensions	Warranties	Compensation Founders	Other	Total
January 1, 2012	0.9	10.3	1.7	2.7	15.6
Additional provisions	0.2	16.4	—	1.3	17.9
Utilized in the year	—	-3.7	-0.8	-1.3	-5.8
Reversed unutilized amounts	—	-1.9	—	—	-1.9
Change in value	-0.2	—	—	—	-0.2

December 31, 2012	0.9	21.1	0.9	2.7	25.6

Short-term	—	18.0	0.9	2.3	21.2
Long-term	0.9	3.1	—	0.4	4.4

Total	0.9	21.1	0.9	2.7	25.6

Provisions for Pensions

Provisions for pensions relate to an endowment insurance for the CEO that is described in more detail in Note 26.

Provisions for Warranties

The provision relates to expected expenditure for warranty commitments to customers. Partly for commitments relating to specific customer projects and partly for general commitments according to standard agreements, but also for expected expenditure of a goodwill nature. The provision is based on historical and forward-looking information regarding expenses and warranty periods, for example. The majority of the warranty expenses during the remaining warranty period are expected to occur within the next 12 months and is thus recognized as a short-term provision. That portion of warranty expenses expected to occur after 12 months is recognized as a long-term provision.

Provision for Compensation to Founders

This provision relates to expected compensation to founders of Transmode Systems AB and Transmode AB. This compensation was agreed coincident with Transmode AB acquiring Transmode Systems AB. The first payment was made in the fourth quarter of 2011 and a second payment was made in 2012. The remaining provision was reversed in 2013 because no further compensation was expected to be paid.

Other Provisions

Other provisions partly consist of expected expenditure linked to a terminated rental option. This item also includes commitments linked to rights of return for customers. Expected expenses are measured in accordance with the rules for onerous contracts as the difference between the initial sales price and the net realizable value.

Note 26 Pensions

Commitments for old-age and survivors’ pensions for salaried employees in Sweden are vested through an insurance policy with Alecta. According to pronouncement UFR 3 issued by the Swedish Financial Reporting Board, this is a multi-employer defined benefit plan. For the financial year 2014, the group did not have access to such information that makes it possible to report this plan as a defined benefit plan. Thus the ITP pension plan secured through insurance with Alecta is reported as a defined contribution plan. Expenditure for pension policies in the year insured with Alecta amount to SEK 15.5 (12.5 in 2013 and 12.7 in 2012) m. Alecta’s surplus can be distributed to policy-holders and/or insured parties. At year-end 2014, Alecta’s surplus expressed as its

Transmode AB

Notes to the Consolidated Financial Statements

collective consolidation ratio was 143% (148 in 2013 and 129 in 2012). The collective consolidation ratio comprises the market value of Alecta’s assets as a percentage of its insurance commitments, calculated according to Alecta’s actuarial calculation assumptions, which are not consistent with IAS 19. For 2015 expenditures for pension policies with Alecta are expected to be in line with 2014.

As part of his pension plan, the Chief Executive Officer has chosen an endowment insurance held by Transmode AB. This policy is recognized as a financial asset. The expected pension payments and employer’s contributions on it are stated as a long-term other provision.

Commitments for foreign pensions are reported in accordance with local regulations in each country.

Note 27 Accounts Payable and Other Current Liabilities

	2014	2013	2012
Accounts payable	96.9	103.0	93.0
Advances from customers	7.1	1.4	1.2
VAT liability	3.9	0.9	1.2
Social security contributions and employee withholding taxes	8.8	14.6	7.6
Other current liabilities	5.5	3.2	1.4

Total	122.2	123.1	104.4

Accounts payable are non interest-bearing and normally settled on their stated due date, usually within 30-60 days from invoice date. See Note 30 for liabilities to related parties. Other current liabilities are non interest-bearing and settled within 12 months.

Note 28 Accrued Expenses and Deferred Income

Group	2014	2013	2012
Accrued personnel expenses	35.4	38.1	34.1
Prepaid income	26.3	17.7	5.9
Other accrued expenses	16.2	15.2	20.0

Total	77.9	71.0	60.0

Note 29 Commitments, Pledged Assets and Contingent Liabilities

Operating Lease Commitments—the Group as Lessee

The group has entered commercial lease arrangements regarding premises. The lease arrangements have differing terms, indexation clauses and extension options. Future minimum lease payments for irrevocable operating lease arrangements as of December 31 are as follows:

	2014	2013	2012
Within one year	14.8	14.0	12.5
After more than one year but within five years	43.5	57.0	30.0
After more than five years	—	6.6	0.1

Total	58.3	77.6	42.6
Expenses for operating lease commitments	13.2	9.6	9.2

Transmode AB

Notes to the Consolidated Financial Statements

Pledged Assets	2014	2013	2012
Blocked funds	0.5	0.5	0.5

Total	0.5	0.5	0.5

Floating charge	2014	2013	2012
Priority 1	9.5	9.0	8.6
Priority 2	3.0	3.0	3.0
Priority 3	9.5	8.9	25.9
Priority 4	9.6	9.0	—
Priority 5	9.5	8.9	—

Total	41.1	38.8	37.5

Of outstanding floating charges, Transmode holds SEK 19.1 (17.9 in 2013 and 25.9 in 2012) m.

Pledges

The group’s endowment insurance, which is part of the pension plan for the Chief Executive Officer, is pledged. The pledgee is the Chief Executive Officer.

Contingent Liabilities

The group has no contingent liabilities requiring any disclosure for the years 2014, 2013 and 2012.

Note 30 Transactions with Related Parties

The Consolidated Accounts include the financial statements of Transmode Holding AB and the subsidiaries in the following table:

	Corp. ID no.	Country	Equity Holding %
Directly owned subsidiary
Transmode Systems AB	556587-0028	Sweden	100
Indirectly owned subsidiaries
Transmode Systems Inc.	3457703	USA	100
Transmode (UK) Ltd	4968653	UK	100
Transmode Systems Germany GmbH	00724618305	Germany	100
Transmode Systems Asia Pte Ltd	200413703N	Singapore	100
Transmode Systems Canada Inc.	6562281	Canada	100
Transmode Systems Italy S.r.l.	06189330969	Italy	100
Transmode Systems Hong Kong Ltd	2098382	Hong Kong	100

A new, indirectly held subsidiary was incorporated in Hong Kong in 2014, Transmode Systems Hong Kong Ltd. Transmode did not incorporate any subsidiaries in 2013 or 2012.

Transmode AB is the group parent company.

Transactions with Related Parties

Transmode conducted transactions with related parties amounting to SEK -1.0 (-0.9 in 2013 and -0.6 in 2012) m in the year. This expense wholly relates to Directors’ fees and fees for committee work to companies wholly or partly owned by two Board members, which are included in the following table.

Transmode AB

Notes to the Consolidated Financial Statements

Salary and Benefits to Senior Managers in the Group

2014	Basic Salary/ Director’s Fee[1]	Performance- related Pay	Share-Based Compensation	Pension Expense	Other Benefits	Total
Chairman of the Board
Tom Nyman	0.4	—	—	—	—	0.4
Other Board members
Axel Roos	0.3	—	—	—	—	0.3
Gerd Tenzer	0.3	—	—	—	—	0.3
Kevin Taylor	0.3	—	—	—	—	0.3
Torbjörn Nilsson	0.2	—	—	—	—	0.2
Helena Nordman-Knutson	0.2	—	—	—	—	0.2
Roland Thornton	0.3	—	—	—	—	0.3
Chief Executive Officer	2.5	0.6	0.1	0.7	0.9	4.8
Other senior managers
(10 people)	14.3	2.4	0.3	3.8	2.6	23.4

Total	18.8	3.0	0.4	4.5	3.5	30.2

2013	Basic Salary/ Director’s Fee[1]	Performance- related Pay	Share-Based Compensation	Pension Expense	Other Benefits	Total
Chairman of the Board
Tom Nyman[2]	0.4	—	—	—	—	0.4
Kent Sander[3]	0.1	—	—	—	—	0.1
Other Board members
Axel Roos	0.2	—	—	—	—	0.2
Eva Lindqvist	0.1	—	—	—	—	0.1
Gerd Tenzer	0.3	—	—	—	—	0.3
Kevin Taylor	0.3	—	—	—	—	0.3
Torbjörn Nilsson	0.2	—	—	—	—	0.2
Helena Nordman-Knutson	0.2	—	—	—	—	0.2
Roland Thornton	0.2	—	—	—	—	0.2
Chief Executive Officer	2.5	1.2	0.1	0.7	—	4.5
Other senior managers
(10 people)	11.5	4.0	0.4	2.9	1.0	19.8

Total	16.0	5.2	0.5	3.6	1.0	26.3

Transmode AB

Notes to the Consolidated Financial Statements

2012	Basic Salary/ Director’s Fee[1]	Performance- related Pay	Pension Expense	Other Benefits	Total
Chairman of the board
Kent Sander	0.4	—	—	—	0.4
Other Board members
Axel Roos	0.2	—	—	—	0.2
Eva Lindqvist	0.2	—	—	—	0.2
Gerd Tenzer	0.2	—	—	—	0.2
Kevin Taylor	0.2	—	—	—	0.2
Tom Nyman	0.2	—	—	—	0.2
Torbjörn Nilsson	0.2	—	—	—	0.2
Chief Executive Officer	2.4	1.2	0.7	—	4.3
Other senior managers
(7 people)	9.4	2.9	3.0	0.2	15.5

Total	13.4	4.1	3.7	0.2	21.4

1	Including total fees for committee work of SEK 0.2 (0.2 in 2013 and 0.2 in 2012) m.
2	Tom Nyman was appointed Chairman at the AGM 2013.
3	Kent Sander resigned as Chairman at the AGM 2013.

Chief Executive Officer

The Chief Executive Officer took up his position in March 2007. Basic annual salary is SEK 2.5 (2.5 in 2013 and 2.4 in 2012) m. Maximum performance-related pay is 120% (120 in 2013 and 120 in 2012) of basic annual salary. Pension is defined contribution and amounts to 28% (28 in 2013 and 28 in 2012) of basic annual salary. Upon termination initiated by the employee, a notice period of six months applies, and upon termination initiated by Transmode, a notice period of six months applies. For termination initiated by Transmode, extra remuneration of six months’ salary may be payable if certain conditions are satisfied. The Chief Executive Officer is included in the incentive scheme and has preliminarily been allotted 2,217 (1,218 in 2013 and—in 2012) matching rights and 8,868 (4,874 in 2013 and—in 2012) performance rights that can be obtained provided that the conditions described in Note 17 are met. The maximum number of shares cannot be determined until all saving shares have been acquired. Other benefits amount to SEK 0.9 m and are lump-sum compensation relating to changes to the compensation model.

Other Senior Managers

Other senior managers have a maximum performance-related pay portion of 30-163% of basic annual salary. All other senior managers’ pensions are based on the ITP pension plan. For the group consisting of other senior managers, notice periods are between three and six months for termination initiated by themselves. For termination initiated by Transmode, notice periods are between three and nine months. Certain senior managers also have additional remuneration corresponding to a maximum of six months’ salary. In no case does total basic remuneration during notice periods, including additional remuneration, exceed 12 months’ salary. Other senior managers are encompassed by the incentive scheme and have preliminarily been allotted 7,404 (5,491 in 2013 and—in 2012) matching rights and 22,212 (16,117 in 2013 and—in 2012) performance rights that can be obtained provided that the conditions described in Note 17 are met. The maximum number of shares cannot be determined until all saving shares have been acquired.

Transmode AB

Notes to the Consolidated Financial Statements

Note 31 Financial Risk Management

Financial Risk Factors

The group has various financial assets and liabilities such as accounts receivable, accounts payable and other assets and liabilities that arise in operating activities. In addition, the group’s financial assets and liabilities primarily comprise bank balances. In 2005 to 2010, the capital structure was altered from being exclusively owner financed to being primarily funded via equity since 2011.

Through its operations, the group is exposed to various financial risks; market risks (including interest risks on cash flows and currency risk), credit risks and liquidity risks.

The Board of Directors has prepared a finance policy for overall financial risk management and for specific segments including financial risks within the group. The Board of Directors has delegated responsibility for ongoing observance of its policy to the group management. The management of financial risk factors, regarding currency forward contracts, customer credit and the investment of surplus liquidity, is conducted centrally at the group’s accounting function in Sweden according to guidelines adopted by the Board of Directors.

Generally, considering global economic conditions, financial risks are considered to have been relatively unchanged at year-end 2014 compared to year-end 2013 and 2012. Nor, apart from volatile exchange rates, has the group been directly affected by this.

Interest Risks on Cash Flow

The group’s interest-bearing assets, in the form of bank balances, decreased by SEK 136.7 (increased by 54.7 in 2013 and increased by 83.0 in 2012) m in 2014 after dividend paid of SEK 180.1 (50.0 in 2013 and 41.7 in 2012) m.

Transmode did not have any borrowings from credit institutions in the year, and accordingly, the group’s exposure to interest risks as of the reporting date consists of bank balances exclusively. According to the prevailing finance policy, the Board of Directors takes decisions on interest fixings for each individual major funding facility based on a general risk assessment. According to the current policy, at least 50% of potential new borrowings should have fixed interest for at least three years. In the years 2014, 2013 and 2012, the group did not use any interest derivatives.

The following table illustrates how changes in interest rates on the net of interest-bearing assets and liabilities with variable interest, with all other variables unchanged, would have affected consolidated profit before tax.

Sensitivity analysis for changes in interest rates	2014	2013	2012
Change in Basis Points	+/-100	+/-100	+/-100
Effect on Profit before Tax, approx. (SEK m)	+/-3	+/-4	+/-3

Currency Risk

The group has business with counterparties in countries other than Sweden. Accordingly, the group is exposed to transaction exposure where exchange rates between the transaction currency and Transmode’s functional currency (SEK) change over time. Currency risks arise when future business transactions or recognized assets or liabilities are expressed in another currency, usually EUR, GBP and USD, which is not the entity’s functional currency, which almost exclusively means Swedish kronor (SEK) for the Transmode group.

Transmode AB

Notes to the Consolidated Financial Statements

The group’s ambition is to attempt to control its cash flows in foreign currencies by matching payments made and received. Bank balances are usually almost exclusively in SEK, whereupon cash exposure is limited in terms of currency risk.

According to its finance policy, unmatched net flows can be hedged using financial derivatives. However, with the aim of reducing certain short-term effects of fluctuations in exchange rates, in 2014, 2013 and 2012, the Board of Directors decided that parts of accounts receivable and anticipated accounts receivable denominated in EUR and GBP and parts of the expected net outflow, of goods purchases less good sales, denominated in USD should be hedged by currency forward contracts according to the adopted policy.

At year-end 2014, Transmode had currency forward contracts regarding commitments to sell currencies totaling EUR 16.6 m at an average spot rate of SEK/EUR 9.29 and a total of GBP 4.4 m at a spot rate of SEK/GBP 11.83. The remaining maturity of outstanding currency forward contracts was less than 12 months and has been classified as other current receivables and other current liabilities.

Fair value of derivative instruments	2014	2013	2012
Other current receivables	—	—	0.2
Other current liabilities	-5.0	-2.7	-0.9

Net receivable/liability	-5.0	-2.7	-0.7

For those transactions made in EUR, GBP and USD, the following table illustrates how exchange rate variations, all other variables unchanged, would have affected consolidated gross profit before tax, excluding the effect of currency forward contracts.

Effect on Profit before Tax from a Change in the Exchange Rate	2014	2013	2012
Change in exchange rate	+/-1%	+/-1%	+/-1%
EUR	+/-SEK 4 m	+/-SEK 4 m	+/-SEK 4 m
GBP	+/-SEK 2 m	+/-SEK 2 m	+/-SEK 3 m
USD	-/+ SEK 1 m	-/+ SEK 1 m	-/+ SEK 1 m

The effect of translation differences on consolidated equity is marginal because operations and net investments in foreign subsidiaries are limited.

Credit Risk

Primarily, the group’s end-customers are network operators, services providers, corporations and public institutions in Europe and North America. Sales to end-customers are mainly direct, but also through resellers. Outstanding accounts receivable are monitored continuously, and the group’s exposure to credit risks is judged to be fairly low, as in the previous year. The need for provisioning of doubtful debt is effected continuously at customer level. The maximum credit risk for accounts receivable is the same as the carrying amount stated in Note 19. This Note also provides an age analysis of overdue accounts receivable for which payment had not been received as of the reporting date. At year-end 2014, 2013 and 2012, Transmode had no provisions for doubtful debt. As in 2013 and 2012, there was no bad debt in 2014.

The group has a large number of customers, although a small number of them represent a relatively high share of outstanding accounts receivable. Transmode has no credit insurance for outstanding accounts receivable. Transmode judges the credit risk of its largest customers as fairly low. The following summary states the share of total accounts receivable attributable to the five customers with the largest outstanding balances as of the reporting date, December 31.

Transmode AB

Notes to the Consolidated Financial Statements

Concentration of Accounts Receivable as of December 31	2014	2013	2012
Total accounts receivable	168.6	184.7	150.4
Of which 5 largest customers[1]	65.9	84.9	95.9
Of which 5 largest customers’ share of total accounts receivable (%)	39.1	46.0	63.8

1	Legal entity, and where applicable, collection of legal entities in the same group.

The credit risk on cash and cash equivalent receivables is judged as low because in accordance with the finance policy surplus liquidity can only be deposited in bank accounts and time-finite investment at banks in Sweden.

Liquidity Risk

The group has surplus liquidity, which is continuously deposited in bank accounts and on fixed-term deposits. A maximum of 25% of the fixed-term investments have longer maturities than six months, although never exceeding 12 months. However, full flexibility in terms of liquidity can be achieved by cancelling outstanding fixed-term investments in advance, at low cost.

The group’s policy is to maintain a liquidity reserve of a minimum of 8% of the forthcoming 12 months’ sales. The group management also monitors forecasts of the group’s liquidity reserves in the short and long term.

The following table illustrates maturities of the group’s financial liabilities based on contracted terms.

December 31, 2014	<1 year	>1 year
Accounts payable	96.9	—
Other liabilities[1]	103.2	—

December 31, 2013	<1 year	>1 year
Accounts payable	103.0	—
Other liabilities[1]	91.1	—

December 31, 2012	<1 year	>1 year
Accounts payable	93.0	—
Other liabilities[1]	71.4	—

1	Includes other current liabilities and accrued expenses and deferred income.

Managing Capital Risks

In 2007 and until mid-2009, the group was largely financed by equity and interest-bearing loans. The group has monitored and analyzed this capital continuously on the basis of changes in items including net debt, equity/assets ratio and cash flow. The general objective of capital risk management has been to ensure the group’s ability to continue its expansion and simultaneously maintain an optimal capital structure with the aim of limiting the cost of capital.

To maintain or alter its capital structure, the group can pay out capital to shareholders or otherwise re-pay capital to shareholders. According to the dividend policy approved by Transmode’s Board of Directors, the goal is to propose a yearly dividend, which over time, amounts to between 25 and 50% of Transmode’s profit for the year for the previous financial year. In 2014, Transmode decided to pay a total dividend to shareholders of SEK 180.6 (50.0 in 2013 and 41.7 in 2012) m. The Board of Directors has decided to propose a dividend of SEK 54.2 m for the financial year 2014, corresponding to some 88% of profit for the year. The group can also issue new shares or sell assets to alter its capital structure.

Transmode AB

Notes to the Consolidated Financial Statements

The following table reviews the group’s debt/equity ratio and equity/assets ratio in the years 2014, 2013 and 2012.

	2014	2013	2012
Interest-bearing loans	—	—	—
Shareholders’ equity	583.0	702.4	632.8
Total assets	845.7	954.8	851.2
Debt/equity ratio (%)	—	—	—
Equity/assets ratio (%)	68.9	73.6	74.3

Note 32 Financial Instruments

Fair Values of Financial Instruments

There were no finance lease liabilities at the end of 2014, 2013 or 2012. For other financial instruments, such as accounts receivable, accounts payable and other assets and liabilities, carrying amounts are considered a close approximation of fair values, because their term is short.

Derivative instruments are recognized at fair value via the Income Statement and are in tier 2 of the value measurement hierarchy.

Classification of Financial Instruments

December 31, 2014	Loan Receivables and Accounts Receivable to Maturity	Assets Measured at Fair Value via the Income Statement
Other financial assets	5.9	—
Accounts receivable	168.6	—
Cash and cash equivalents	294.8	—

Total assets	469.3	—

December 31, 2014	Financial Liabilities Reported at Amortized Cost	Liabilities Measured at Fair Value via the Income Statement
Accounts payable	96.9	—
Provisions, current	0.7	—
Other current liabilities	—	5.0
Accrued expenses	16.2	—

Total liabilities	113.8	5.0

December 31, 2013	Loan Receivables and Accounts Receivable to Maturity	Assets Measured at Fair Value via the Income Statement
Other financial assets	5.3	—
Accounts receivable	184.7	—
Cash and cash equivalents	431.5	—

Total assets	621.5	—

Transmode AB

Notes to the Consolidated Financial Statements

December 31, 2013	Financial Liabilities Reported at Amortized Cost	Liabilities Measured at Fair Value via the Income Statement
Accounts payable	103.0	—
Other current liabilities	—	2.7
Accrued expenses	15.2	—

Total liabilities	118.2	2.7

December 31, 2012	Loan Receivables and Accounts Receivable to Maturity	Assets Measured at Fair Value via the Income Statement
Other financial assets	2.6	—
Accounts receivable	150.4	—
Other current receivables	—	0.2
Cash and cash equivalents	376.8	—

Total assets	529.8	0.2

December 31, 2012	Financial Liabilities Reported at Amortized Cost	Liabilities Measured at Fair Value via the Income Statement
Accounts payable	93.0	—
Other current liabilities	—	0.9
Accrued expenses	20.0	—

Total liabilities	113.0	0.9

Note 33 Participations in Group Companies

Parent company	2014	2013	2012
Opening balance, January 1	369.4	369.4	369.4

Carrying amount at end of period	369.4	369.4	369.4

	Corporate ID Number	Country	Equity Holding %	Book Value
Directly owned subsidiary
—Transmode Systems AB	556587-0028	Sweden	100	369.4
Indirectly owned subsidiaries
—Transmode Systems Inc.	3457703	USA	100
—Transmode (UK) Ltd	4968653	UK	100
—Transmode Systems Germany GmbH	00724618305	Germany	100
—Transmode Systems Asia Pte Ltd	200413703N	Singapore	100
—Transmode Systems Canada Inc.	6562281	Canada	100
—Transmode Systems Italy S.r.l.	06189330969	Italy	100
—Transmode Systems Hong Kong Ltd	2098382	Hong Kong	100

Transmode AB

Notes to the Consolidated Financial Statements

Multi-year Summary

	2014	2013	2012	2011	2010	2009
Total sales (SEK m)	930.0	1,029.1	1,010.9	916.9	699.3	570.1
Gross profit (SEK m)	471.2	521.5	498.8	462.9	358.6	281.6
Adjusted operating profit/loss (SEK m)*	70.6	148.5	170.7	168.2	108.4	64.7
Operating profit/loss (SEK m)	70.6	148.5	170.7	149.1	107.6	57.4
Profit for the year	61.5	123.3	139.2	116.3	81.4	44.3

Working capital (SEK m)	78.2	90.9	99.2	81.6	47.6	58.1
Net cash (+)/net debt (-) (SEK m)	295.3	432.0	377.3	294.3	206.5	300.3
Cash flow from operating activities (SEK m)	127.5	174.7	176.7	139.4	133.6	154.9
Change in total sales (%)	-9.6	1.8	10.2	31.1	22.7	-6.1
Gross margin (%)	50.7	50.7	49.3	50.5	51.3	49.4
Adjusted operating margin (%)*	7.6	14.4	16.9	18.3	15.5	11.3
Operating margin (%)	7.6	14.4	16.9	16.3	15.4	10.1
Profit margin (%)	6.6	12.0	13.8	12.7	11.6	7.8

Working capital/total sales (%)	9.7	10.6	10.0	8.4	8.8	13.4
Equity/assets ratio (%)	68.9	73.6	74.3	70.4	73.9	78.7

*	For 2009, 2010 and 2011 operating profit was adjusted by SEK 7.3 m, 0.8 m and 19.1 m for expenses related to Transmode’s IPO on NASDAQ OMX Stockholm.

Definitions

Regions

Americas: North and South America

EMEA: Europe, Middle East and Africa

APAC: Asia and Pacific region

Customers

Legal entity, and where applicable, a group of legal entities in the same group.

Total sales

Income from sale of goods and services.

Invoicing

Non-allocated income from sale of goods and services.

Growth

Change in total sales

Change from the corresponding preceding period as a percentage of total sales.

Margin measures

Gross margin

Gross profit as a percentage of total sales.

Transmode AB

Notes to the Consolidated Financial Statements

Operating margin

Operating profit/loss as a percentage of total sales.

Profit margin

Profit for the year as a percentage of total sales.

Capital structure

Working capital

Inventories, accounts receivable and other non interest-bearing current assets less accounts payable and other interest-free current liabilities. The working capital percentage measurement is based on the average of data as of the end of each quarter for the last 12-month period (five measurements) and is stated as a percentage of total sales calculated on a rolling 12-month period.

Net cash/net debt

Cash and cash equivalents and interest-bearing financial fixed assets less interest-bearing liabilities.

Equity/assets ratio

Shareholders’ equity as a percentage of total assets.

Debt/equity ratio

Interest-bearing liabilities divided by equity.

Transmode AB

Unaudited Condensed Consolidated Income Statement

	January – March
SEK m	2015	2014
Sales	289.3	231.3
Cost of goods and services provided	-137.6	-117.7

Gross profit	151.7	113.6

Other income	1.1	0.3
Research and development expenses	-46.2	-36.4
Selling expenses	-48.8	-46.0
Administrative expenses	-10.7	-9.8
Other operating expenses	0.0	-0.2

Operating profit	47.1	21.5

Net financial income/expenses	0.9	2.0

Profit before tax	48.0	23.5

Taxes	-10.2	-4.9

Profit for the period	37.8	18.6

Attributable to:
Equity holders of the parent company	37.8	18.6

Average no of shares before dilution (‘000)	27,709	27,728
Basic earnings per share (SEK)	1.36	0.67

Average no of shares after dilution (‘000)	27,709	27,728
Diluted earnings per share (SEK)	1.36	0.67

Operating profit above includes
—Amortization of intangible fixed assets	-11.6	-8.9
—Depreciation of tangible fixed assets	-2.8	-2.2

Transmode AB

Unaudited Condensed Consolidated Statement of Comprehensive Income

	January – March
SEK m	2015	2014
Profit for the period	37.8	18.6

Other comprehensive income
Items that can be subsequently reversed in the Income Statement
Translation differences	0.7	0.0
Income tax relating to components of other comprehensive income	—	—

Other comprehensive income for the period, net of tax	0.7	0.0

Total comprehensive income for the period	38.5	18.6

Attributable to:
Equity holders of the parent company	38.5	18.6

Transmode AB

Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	March 31,	December 31,
SEK m	2015	2014	2014
ASSETS
Goodwill	88.4	88.4	88.4
Capitalized development expenses	127.8	100.1	125.1
Other intangible assets	6.4	8.8	6.1
Tangible fixed assets	27.8	23.4	26.8
Deferred tax asset	3.4	2.2	3.4
Other financial assets	5.9	5.4	5.9

Total non-current assets	259.7	228.3	255.7

Inventories	102.1	93.8	89.0
Accounts receivable	191.2	204.6	168.6
Other current assets	36.4	26.2	37.6
Cash and cash equivalents	319.5	410.1	294.8

Total current assets	649.2	734.7	590.0

TOTAL ASSETS	908.9	963.0	845.7

EQUITY AND LIABILITIES
Equity	622.0	718.2	583.0
Deferred tax liability	41.1	36.4	40.7
Provisions	5.4	5.0	5.1

Total long-term liabilities	46.5	41.4	45.8

Accounts payable	126.6	103.0	96.9
Provisions	10.6	14.5	11.6
Other current liabilities	103.2	85.9	108.4

Total current liabilities	240.4	203.4	216.9

TOTAL EQUITY AND LIABILITIES	908.9	963.0	845.7

Transmode AB

Unaudited Condensed Consolidated Statement of Cash Flows

	January – March
SEK m	2015	2014
Profit after financial items	48.0	23.5
Non-cash items	19.0	8.0
Income tax paid	-4.2	-6.3

Cash flow from operating activities before changes in working capital	62.8	25.2
Changes in working capital	-19.7	-23.6

Cash flow from operating activities	43.1	1.6

Acquisitions of intangible and tangible assets	-18.4	-20.6
Change in other financial assets	0.0	-0.1

Cash flow from investing activities	-18.4	-20.7

Purchases of treasury shares	—	-3.3
Dividend to equity holders of the parent	—	—

Cash flow from financing activities	—	-3.3

Increase / decrease in cash and cash equivalents	24.7	-22.4

Cash and cash equivalents at the beginning of the period	294.8	431.5
Exchange rate differences in cash and cash equivalents	0.0	1.0

Cash and cash equivalents at the end of the period	319.5	410.1

Transmode AB

Unaudited Condensed Statement of Changes in Equity

	January – March
SEK m	2015	2014
Opening balance	583.0	702.4
Total comprehensive income for the period	38.5	18.6
Share-based payment	0.5	0.5
Purchases of treasury shares	—	-3.3
Dividend to equity holders of the parent	—	—

Closing balance	622.0	718.2

Transmode AB

Unaudited Key Ratios

	January - March
SEK m / %	2015	2014
Sales by region (SEK m):
EMEA	231.5	192.7
Americas	47.4	29.8
APAC	10.4	8.8

Total Sales	289.3	231.3

Gross profit (SEK m)	151.7	113.6
Operating profit (SEK m)	47.1	21.5
Profit for the period (SEK m)	37.8	18.6

Working capital (SEK m)	89.3	121.1
Net cash (SEK m)	319.6	410.6
Cash flow from operating activities (SEK m)	43.1	1.6

Sales, change in (%)	25.1	-3.8
Gross margin (%)	52.5	49.1
Operating margin (%)	16.3	9.3
Profit margin (%)	13.1	8.1

Working capital/sales (%)	9.1	11.1
Equity/s sets ratio (%)	68.4	74.6

No of shares at end of period (‘000)	27,789	27,789
No of outstanding shares at end of period (‘000)	27,709	27,709

For definitions of key ratios, please refer to the Annual Report for 2014, which is available at Transmode’s website: www.transmode.com.

Transmode AB

Notes to the Unaudited Condensed Consolidated Financial Statements

Equity and the Transmode Share

Consolidated equity was SEK 622.0 (718.2) m at the end of March 2015. The total number of shares was 27,788,676 as of 31 March 2015. Transmode acquired a total of 79,440 treasury shares. This brings the total number of outstanding shares to 27,709,236. The consolidated equity/assets ratio was 68.4% (74.6) at the end of March 2015.

Employees

Transmode had 276 (290) employees as of 31 March 2015. The average number of employees in the quarter was 276 (289).

Transactions with Related Parties

There were no significant transactions with related parties in the first three months of 2015.

Risks and Uncertainty Factors

Transmode’s operations are exposed to certain risks that can affect its business, results of operations or financial position to a lesser or greater extent. Transmode has established a process for identifying risks and decision-making relating to risk management. Transmode’s Annual Report for 2014 describes Transmode’s risk exposure from perspectives including market, operations, customers and finances. In Transmode’s assessment, since the presentation of the Annual Report, no additional significant risks and uncertainty factors have arisen that could be expected to affect Transmode. However, the macroeconomic situation has meant that the exchange rate against the SEK for our most important currencies, GBP, USD and EUR, has been, and may remain, volatile. The political situation in Eastern Europe has not had an impact on our business, but we are monitoring progress closely.

Accounting Policies

This Interim Report has been prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB. This Interim Report has been prepared in accordance with IAS 34 Interim Financial Reporting. For a description of the group’s accounting policies and definitions of certain terms, please refer to the Annual Report 2014. The policies applied are essentially unchanged since the previous year.

New and revised IFRSs that have become effective after 1 January 2014 have not had any effect on Transmode’s financial position and results of operations.

Significant Events after the End of the Reporting Period

Transmode’s Board of Directors has unanimously recommend the shareholders of Transmode to accept the public offer from Infinera, announced on 9 April 2015. In the third quarter of 2015, Johan Wilsby, Transmode’s CFO will be leaving Transmode for a new appointment outside Transmode. A recruitment process for a replacement has begun. Transmode has reported that Liberty Global, the world’s largest international cable TV operator, has started to build 100G networks in Europe using Transmode’s TM-series platform. The AGM on 16 April re-elected Board members Torbjörn Nilsson, Helena Nordman-Knutson, Tom Nyman, Axel Roos, Kevin Taylor and Roland Thornton. Ian Jenks was elected as a new Board member. The AGM re-elected Tom Nyman as Chairman of the Board. Approving the Board of Directors’ proposal, the AGM approved a dividend to shareholders of SEK 1.95 per share. Monday 20 April 2015 was set as the record date for the dividend. Dividends are scheduled for disbursement on Thursday 23 April 2015. The AGM also adopted the Board of Directors’ proposal for a long-term incentive program. This program involves the foundation of a long-term share savings program involving all of Transmode’s some 290 employees, and may involve maximum granting of 161,200 shares. The AGM also approved the Board of Directors’ proposal to authorize the Board of Directors to decide to purchase treasury shares on NASDAQ Stockholm, corresponding to a maximum of 1.6% of all the shares of Transmode (involves all the share savings programs 2013-2015 approved by AGM) and the transfer of a maximum of 161,200 treasury shares to participants in the 2015 program.

Transmode AB

Notes to the Unaudited Condensed Consolidated Financial Statements

Seasonality

Transmode experiences some seasonal effect on Transmode’s sales from quarter to quarter. In recent years, like many other companies in the telecom industry, Transmode’s sales have often tended to be lower in the first quarter and higher in the fourth quarter. However, the division of sales between quarters is primarily controlled by large customers’ purchasing patterns. Operating expenses are also sequentially low in the third quarter, due to the majority of vacations being taken.

ANNEX A

LENNER & PARTNERS

Stockholm 9 April 2015

To the Board of Transmode AB (publ)

Infinera Corporation (“Infinera”) has on 9 April 2015 announced a public offer to the shareholders of Transmode AB (“Transmode”) to tender all their shares in Transmode to Infinera.

The offer consideration values each Transmode share at SEK 109.001 and the total offer value represents approximately SEK 3,020 million2. The total offer consideration is a mixture of new shares of common stock in Infinera and cash (the “Offer”). Infinera is offering each Transmode shareholder in respect of approximately 72.48 percent of the Transmode shares tendered approximately 0.6492 Infinera shares per Transmode share and in respect of the remaining approximately 27.52 percent of the Transmode shares tendered in cash. Accordingly, for every 10 Transmode shares tendered, each Transmode shareholder will receive SEK 300 in cash and approximately 4.705 Infinera Shares. If Transmode pays dividends or other value transfers to shareholders prior to closing, the cash portion of the Offer will be reduced accordingly. The Offer is among other things conditional on the Offer being accepted to such extent that Infinera becomes the owner of shares in Transmode representing more than 90 percent of the total number of shares in Transmode and that all regulatory approvals are obtained.

Transmode’s largest shareholder, Pod Investment AB has on certain terms, agreed to tender all of its shares in the Offer.

The Board of Transmode has engaged Lenner & Partners Corporate Finance AB (“Lenner & Partners”) to provide an opinion, a so called fairness opinion, regarding the Offer from a financial point of view for the shareholders in Transmode.

In the analysis of the Offer, Lenner & Partners has among other things reviewed:

•	the terms of the Offer and a draft of the press release regarding the announcement of the Offer;

•	publicly available information, such as annual reports, interim reports and broker reports regarding both Transmode and Infinera;

•	trading statistics, other financial and stock market related information concerning Transmode and Infinera and similar information for certain other comparable companies;

•	selected mergers and acquisitions that have been viewed to be comparable to the Offer;

•	internal forecasts and forward looking information regarding Transmode;

•	discussions with members of the management and the Board of Transmode and representatives for Transmode’s other advisors; and

•	internal reports and materials compiled by Transmode’s other advisors.

Lenner & Partners’ fairness opinion is based on several generally accepted valuation methods that are typically used in this type of analysis. The analyses have been produced solely to enable Lenner & Partners to provide the Board of Transmode with a fairness opinion whether or not the Offer is fair from a financial point of view.

[1]	Based on USD 19.43, which was the closing price for Infinera Shares on 8 April 2015 (the last trading day prior to announcement of the Offer), and USD/SEK exchange rate of 8.6414, based on USD/SEK mid exchange rate published by the Swedish Central Bank (Sw. Riksbanken) on 8 April 2015.
[2]	Based on 27,709,236 outstanding shares in Transmode (i.e. excluding 79,440 own shares held in treasury by Transmode). The total Offer value corresponds to approximately USD 350 million, based on a USD/SEK exchange rate of 8.6414.

A-1

Lenner & Partners’ assignment does not include commenting on any other potential transactions that could be more favourable for the shareholders of Transmode.

Lenner & Partners has not conducted a due diligence in order to control or verify the received information. Lenner & Partners has relied on the information received from Transmode and its advisors. The information is assumed to be true and fair and complete.

Lenner & Partners’ fairness opinion is based on current conditions and the information that has been received to date. A portion of the Offer consideration consists of newly issued Infinera shares to Transmode shareholders in exchange for their existing. Lenner & Partners’ fairness opinion does not include any assessment of what prices the Infinera share will trade at in the future or any future changes in currency rates. Lenner & Partners is not responsible for any events after the current date that could affect this fairness opinion and the assumptions on which the fairness opinion is based.

Lenner & Partners’ fairness opinion has been provided as information and documentation to the Board of Transmode. This fairness opinion is not a recommendation whether or not shareholders in Transmode should tender their shares in the Offer.

Lenner & Partners will be paid a fixed fee for this fairness opinion and the fee is not dependent on the outcome of the Offer.

Lenner & Partners has noticed the strong development of the share price of Infinera during the last six month-period. Brokers’ forecasts and assessments, that Lenner & Partners has reviewed, however support the current share price. Infinera’s large market capitalisation relative Transmode and good liquidity have also been noted, as well as the fact that an investment in the Infinera share means exposure to changes in the exchange rate between US dollar and Swedish krona.

Based on above and other circumstances, that Lenner & Partners considers being relevant, Lenner & Partners’ current opinion regarding the Offer is that it is fair from a financial point of view for the shareholders in Transmode.

Swedish law is applicable on this Fairness Opinion.

Lenner & Partners Corporate Finance AB

/s/ Lars Lenner	/s/ Patrik Tillman
Lars Lenner	Patrik Tillman

A-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Infinera’s certificate of incorporation provides that no director shall be personally liable to Infinera or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is party or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Infinera’s certificate of incorporation provides that Infinera will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of Infinera) by reason of the fact that he or she is or was, or has agreed to become, Infinera’s director or officer, or is or was serving, or has agreed to serve, at Infinera’s request as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Infinera’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Infinera’s certificate of incorporation also provides that Infinera will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of Infinera to procure a judgment in Infinera’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, Infinera’s director or officer, or is or was serving, or has agreed to serve, at Infinera’s request as a director, officer or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Infinera’s best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Infinera, unless and only to the extent that the Court of Chancery of Delaware determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by Infinera against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If Infinera does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

Infinera has entered into indemnification agreements with its directors and certain of its officers, in addition to the indemnification provided for in its certificate of incorporation and by-laws, and intend to enter into indemnification agreements with any new directors and executive officers in the future. Infinera has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 21. Exhibits

See Exhibit Index attached hereto and incorporated by reference.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(A) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser: if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(B) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the Registrant’s latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the Registrant’s latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(C) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(E) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(F) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(G) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California, on this 8th day of June, 2015.

INFINERA CORPORATION

By:	/s/ Thomas J. Fallon
Thomas J. Fallon
Chief Executive Officer and Director

SIGNATURES AND POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Infinera Corporation, a Delaware corporation, hereby severally constitute Thomas J. Fallon and Brad Feller, and each of them singly, our true and lawful attorney with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement filed herewith and any and all amendments or supplements thereto, including registration statements filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and generally to do all such things in our names and in our capacities as officers and directors to enable Infinera Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas J. Fallon Thomas J. Fallon	Chief Executive Officer and Director (Principal Executive Officer)	June 8, 2015

/s/ Brad Feller Brad Feller	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	June 8, 2015

/s/ David F. Welch, Ph.D. David F. Welch, Ph.D.	Co-Founder, President and Director	June 8, 2015

/s/ Kambiz Y. Hooshmand Kambiz Y. Hooshmand	Chairman of the Board	June 8, 2015

/s/ James Dolce James Dolce	Director	June 8, 2015

/s/ Marcel Gani Marcel Gani	Director	June 8, 2015

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Signature	Title	Date

/s/ Paul J. Milbury Paul J. Milbury	Director	June 8, 2015

/s/ Carl Redfield Carl Redfield	Director	June 8, 2015

/s/ Mark A. Wegleitner Mark A. Wegleitner	Director	June 8, 2015

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (No. 001-33486), filed with the SEC on June 12, 2007.

3.2	Amended and Restated Bylaws, incorporated herein by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K (No. 001-33486), filed with the SEC on February 17, 2009.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C., regarding legality of the securities to be issued.

21.1	List of Subsidiaries (previously filed with Infinera’s Annual Report on Form 10-K for the year ended December 27, 2014 filed with the SEC on February 18, 2015).

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of PricewaterhouseCoopers AB, Independent Accounting Firm.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in the opinion filed as Exhibit 5.1 to this registration statement).

24.1	Power of Attorney (included on the signature page to this Registration Statement).

99.1	Consent of Lenner & Partners.

99.2	Form of irrevocable undertaking by and between Infinera and Pod Investment AB (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2015).

99.3	Holding agreement by and between Infinera and Pod Investment AB (incorporated by reference to Exhibit 99.2 to Infinera’s Current Report on Form 8-K filed with the SEC on April 9, 2015).